

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                            Pre-Effective Amendment 3

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 SPACEDEV, INC.


             Colorado                                    84-1374613
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)


                    13855 Stowe Drive Poway, California 92064
               (Address of principal executive office) (Zip Code)



Issuer's telephone number:  (858) 375-2030


Securities to be registered under Section 12(b) of the Act:

       Title of each class                       Name of each exchange on which
       to be so registered                       each class is to be registered

              None.                                          None.





Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)

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                                TABLE OF CONTENTS
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PART I................................................................................................................4

ITEM 1. DESCRIPTION OF BUSINESS.......................................................................................4

   BACKGROUND.........................................................................................................4
   THE COMPANY........................................................................................................6
   BUSINESS PLAN......................................................................................................9
     NASA'S "FASTER, BETTER, CHEAPER"CONCEPT.........................................................................11
   PRODUCTS AND SERVICES.............................................................................................12
     SPACE MISSIONS..................................................................................................12
     SPACE PRODUCTS..................................................................................................14
     ENGINEERING SERVICES............................................................................................15
   MARKET STRATEGIES.................................................................................................16
     SPACE MISSIONS..................................................................................................16
     SPACE PRODUCTS..................................................................................................17
     ENGINEERING SERVICES............................................................................................18
   COMPETITION.......................................................................................................19
     SPACE MISSIONS..................................................................................................19
     SPACE PRODUCTS..................................................................................................20
     ENGINEERING SERVICES............................................................................................20
   REGULATION........................................................................................................20
   EMPLOYEES.........................................................................................................22
   INTELLECTUAL PROPERTY.............................................................................................22

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR  PLAN OF OPERATION...................................................22

   OVERVIEW..........................................................................................................23
   RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER  31, 1999 AND 1998..........................................24
     NET SALES.......................................................................................................24
     COST OF SALES...................................................................................................25
     RESEARCH AND DEVELOPMENT........................................................................................25
     GENERAL AND ADMINISTRATIVE......................................................................................25
     OTHER INCOME EXPENSE, (NET).....................................................................................26
   LIQUIDITY AND CAPITAL RESOURCES...................................................................................26
   RECENT DEVELOPMENTS...............................................................................................28
   YEAR 2000 COMPLIANCE..............................................................................................29

ITEM 3. DESCRIPTION OF PROPERTY......................................................................................30


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............................................30


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..............................................31


ITEM 6. EXECUTIVE COMPENSATION.......................................................................................34

   REMUNERATION PAID TO EXECUTIVES...................................................................................35
   EMPLOYMENT AGREEMENTS.............................................................................................39
   EMPLOYEE BENEFITS.................................................................................................40

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................................................41


ITEM 8. DESCRIPTION OF SECURITIES....................................................................................41

   COMMON STOCK......................................................................................................41
     VOTING RIGHTS...................................................................................................41

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
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
     NO PREEMPTIVE RIGHTS............................................................................................41
     DIVIDENDS AND DISTRIBUTIONS.....................................................................................42
   PREFERRED STOCK...................................................................................................42

PART II..............................................................................................................42


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..............42

   MARKET INFORMATION................................................................................................42
   HOLDERS...........................................................................................................43
   DIVIDENDS.........................................................................................................43

ITEM 2. LEGAL PROCEEDINGS............................................................................................43

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................................................................43

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES......................................................................43

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................................................47

ITEM 6. FINANCIAL STATEMENTS.........................................................................................48

PART III.............................................................................................................49

ITEM 1. INDEX TO EXHIBITS............................................................................................49

ITEM 2. DESCRIPTION OF EXHIBITS......................................................................................50

SIGNATURES...........................................................................................................50

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

     SpaceDev, Inc., consisting of one wholly owned subsidiary and one Division, was organized under the laws of the State of Colorado on December 23, 1996. It became a publicly traded company in October 1997 and until March of 2000 was trading on the Over-The-Counter Bulletin Board exchange under the symbol "SPDV." At the current time, SpaceDev is trading on the NQB Electronic Quotation System under the symbol SPDV. When the NASD receives notice from the SEC that the SEC has no further comments with respect to this Registration Statement, it is anticipated that SpaceDev trading will return to the OTCBB and trade under the symbol of SPDV.

     SpaceDev's overall vision is to establish itself as a space exploration and development company operating in "small space" small spacecraft, small space transportation systems and focused, low-cost mission solutions. SpaceDev currently intends to follow commercial business practices by submitting fixed-priced bids , as opposed to government contractors who often submit bids on cost plus fixed fee or time and materials basis. . The extent to which SpaceDev will bid contracts on a non-fixed price basis cannot be accurately determined at this time. SpaceDev intends to primarily submit fixed-priced proposals to government agencies and non-government or pseudo-government customers. For example, SpaceDev's CHIPSat project with the University of California at Berkeley consists of a commercial-type contract with no FAR clauses, even though NASA funds the University's CHIPS project. SpaceDev believes this simplified contracting is one reason SpaceDev was able to submit a low bid, and may have been a factor in winning the contract.

     The Company's approach is to provide small spacecraft - approximately 250 kg mass and less - and compatible small space transportation vehicles to a growing market of commercial and government customers. The small spacecraft market is supported by the evolution and enabling of micro-electronics. Reduction of the size and mass of traditional spacecraft electronics (i.e., black boxes) has directly resulted in allowing overall spacecraft size, mass, and volume to be reduced over the past 10 to 15 years. A direct example of the small spacecraft market is evidenced by smaller, lower cost launch vehicles (i.e., rockets) that were not available ten years ago - specifically, launch vehicles such as Pegasus, Taurus, Athena-I, Athena-II, and Minotaur. These launch vehicles are significantly smaller than traditional Titan, Delta, and Atlas classes of launch vehicles, and have been developed specifically to accommodate the smaller spacecraft market (i.e., less than 1,000 kg weight class).

     SpaceDev intends to use common commercial business practices, whenever possible, rather than the government-driven processes that dominate the space industry. SpaceDev seeks to avoid "re-inventing the wheel" on each project and instead intends to rely on existing technologies used in new combinations. Existing technologies include commodities that are readily available to support space flight missions, such as catalog-type components, where the vendor offers a product (or products) which is built to a known specification.

     Traditionally, technologies needed to support space missions may have required significant dollar and time investment, thereby increasing the overall cost. These technologies are associated with higher risk, higher development costs, higher maintenance costs, and longer schedule development - whereas use of existing technologies serves to reduce operational risk since these technologies are proven and have flown in space before.

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     Since its inception, a specific SpaceDev objective has been to be the first company to successfully define, implement and execute commercial, low-cost deep-space missions, i.e., missions to the Moon and beyond. All prior deep-space missions to date - U.S. and foreign - have been government-defined and relatively expensive. At the beginning of the space age, all satellites were launched and operated by governments. After the first commercial communications satellite was put into service, the private sector became actively involved in designing, launching and operating communications satellites. Following this trend is the space telecommunications sector that began decades ago and more recently the space remote-sensing sector.

     Remote sensing in the space sector consists of satellites that gather data about weather, crops, terrain elevations and temperatures, etc., and according to the 1998 "State of the Space Industry" report by Space Publications, the sector was expected to grow from $12.5 billion in 1996 to $17.0 billion in 2000, with the commercial segment growing the fastest from $1.3 billion to $3.0 billion.

     Commercial practices have begun to penetrate the deep-space sector - already a multi-billion-dollar market worldwide. As these commercial practices take hold and the results of NASA's "faster, better, cheaper" initiatives bear fruit, total mission costs should continue to decrease. A more detailed discussion of "faster, better, cheaper" is included elsewhere in this document.

     SpaceDev's first entrant in this new arena, the Near Earth Asteroid Prospector (NEAP) mission, was announced in 1997. At its news conference, held August 13, 1999 at the second annual Mars Society Conference at the University of Colorado, SpaceDev announced new commercial products: Mars Probe Carrier and Lunar Orbiter missions, based on the mission and spacecraft design study SpaceDev had recently completed for NASA's Jet Propulsion Laboratory. These missions, being offered as commercial products, are available for sale to government agencies, private corporations and wealthy individuals. Entities wishing to acquire unique data produced by deep space missions can purchase a SpaceDev mission. These missions can be used by the owner to produce streaming video, science data, educational information and a wide variety of other outputs for distribution through the Internet, media channels, educational institutions, etc. SpaceDev has made presentations of such missions, for such purposes, to at least three large private sector companies, and believes a market for such commercial deep space missions is forming at this time, driven in part by proliferating cable channels and web sites need for unique information content. >From the outset, the Company's strategy has been to rapidly build a growing, horizontally integrated company that provides low-cost access to space through profitable, fixed-price commercial sales. This buildup is fueled by in-house growth and by strategic acquisitions. Selected space-business niches will be targeted for acquisition and integration.

     A prime element of this strategy is a strong focus on small, capable, low-cost satellites and launch systems addressing the deep space and Earth-orbiting markets. Small satellites are also a key element of low-cost Earth-orbiting missions, for which demand is rising. Demand for low cost earth-orbiting missions is increasing from both the government and commercial sectors. NASA has several earth orbiting programs, including New Millennium EO-X, SMEX, ESSP, UNEX, and UNESS. NASA's University-Class Explorer program, or UNEX are investigations characterized by definition, development, launch service, and mission operations and data analysis costs not to exceed $13M total cost to NASA. University-class Explorer missions will be launched by a variety of low-cost methods. Initially, one launch per year is anticipated. A long term goal is to achieve multiple launches per year for this class of Explorer missions with a substantially lower cost per mission. The CHIPSat satellite being built by SpaceDev is the first in this program. Analogous to the computer field, such small satellites are often called "microsatellites" or "micro-spacecraft," with their associated "micromissions."

     Another key aspect of SpaceDev's strategy is the hiring of individuals with world-class experience and skills in the areas above, combined with strategic

                                       5
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acquisitions of companies successfully engaged in these markets. SpaceDev's core business is providing small, low-cost space products, and in that context, SpaceDev uses "world-class experience" in the common sense of the term to mean people whose experience in the small low-cost spacecraft field is hard to top. For example, SpaceDev V.P. Jan King has designed, built or managed over a dozen small, low-cost, volunteer-built satellites. Few people in the world have that level of experience. Charles Lloyd, SpaceDev CFO and ISS CEO has been a top level manager in two companies that commercialized military missiles into commercial launch vehicles and went on to negotiate or sell over $4 billion of such launch vehicles. Few people in the world equal that experience. Stan Dubyn, President and COO of SpaceDev has 22 years of experience managing the design and construction of small spacecraft for both earth orbit and deep-space missions in addition to being a founder of a highly successful company that built small spacecraft for over eight years.

     The Company intends to gain maximum competitive advantage by developing and offering a limited yet relevant suite of proprietary, open-standard small satellites, launch systems and related subsystem components. "Open-standard" is a term used to describe standard hardware or software and their interfaces such as found in personal computer boards and operating systems, but applied to small spacecraft. Open standards often result in less expensive products because, being "open," they can be produced by a variety of competing sources, as opposed to proprietary standards that are often available only from limited sources. This is part of the Company's strategy to avoid re-inventing the wheel on each project.

 THE COMPANY

     In February 1998, the Company acquired Integrated Space Systems (ISS, in San Diego). ISS is now a wholly owned SpaceDev subsidiary. Most ISS employees are former launch-vehicle engineers and managers who worked for General Dynamics in San Diego. At ISS they perform aerospace-engineering services and R&D, with a principal focus on launch-system and propulsion-module products. With the acquisition of ISS, SpaceDev's employee base increased to 20 employees in February 1998. This number is expected to increase to approximately 40 over the next 12 months. The Company is actively investigating further strategic acquisitions.

     In August 1998 SpaceDev also acquired the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) for small sounding rockets and launch vehicles. AMROC's purpose and only focus was to design, build and test hybrid rocket motors with the intention of producing hybrid sounding rockets and hybrid launch vehicles. Dozens of hybrid motors were built, and hundreds of test firings were conducted by AMROC. SpaceDev acquired from AMROC only intellectual property that was produced by AMROC before AMROC went out of business in the mid-1990s. The acquisition of such data has not affected SpaceDev operations other than to provide access to hybrid rocket documents, designs and test results.

     In October 1998 the Company entered into an agreement with Space Innovations Limited (SIL) in Newbury, England to acquire all of the shares of SIL in exchange for shares of SpaceDev. By mutual and amicable agreement of both parties, this transaction was rescinded in December 1999. The primary reason for the rescission was the difficulties that SpaceDev and SIL encountered in working with each other due to the new highly restrictive technology-transfer regulations instituted by the United States.

     Technology transfer restrictions related to space products and engineering created a barrier between SpaceDev and SIL. SpaceDev originally desired to use SIL expertise in the design and manufacturing of space radios, but because of restrictions on SpaceDev's ability to communicate its product enhancement ideas to SIL, an important reason for acquiring SIL was eliminated. Now that SpaceDev does not own a foreign subsidiary, the impact of these regulations has been minimized. Because of the same technology transfer restrictions, it would be

                                       6
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difficult for SpaceDev to specify modifications to space technology purchased in other countries. This is mitigated by SpaceDev's desire to use standard off-the-shelf products where possible, because this usually results in lower costs than custom products. These regulations are discussed in further detail under the heading "Regulation."

     Commercial space missions are defined and offered by SpaceDev's Space Missions Division, with support from ISS, and selected outside partner organizations. In August 1998 SpaceDev hired Jan King, an expert in the field of low-cost spacecraft and space-mission development. Mr. King forms the core technical leadership of this Division.

     By 1998 the core SpaceDev team had refined the definition of the Near Earth Asteroid Prospector (NEAP), modeled after NASA's current successful Near Earth Asteroid Rendezvous (NEAR) mission to the degree that NASA formally recognized it as a "Mission of Opportunity." This was significant because Missions of Opportunity had never been included in NASA's Discovery program. Missions of Opportunity are missions to be flown by entities other than NASA on which there is room for one or more additional experiments. In the past, it had been assumed by NASA that Missions of Opportunity would be government missions of other countries.

     Established scientists and engineers then began supporting the concept with scientific-investigation proposals to NASA and commitments from their home institutions, including three letters of intent for the design and fabrication of science instruments. In late 1998 SpaceDev began the approximately two-year process of working with NASA's Jet Propulsion Laboratory (JPL) to secure scarce Deep Space Network (DSN) tracking time for the mission. The NASA Deep Space Network - or DSN - is an international network of antennas that supports interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The DSN provides the vital two-way communications link that guides and controls unmanned spacecraft and brings back images and new scientific information. The network also supports selected Earth-orbiting missions. DSN tracking time is scarce because deep space missions require frequent communications; therefore, the Deep Space Commercial Complexes (DSCCs) have been located so as to compensate for Earth's daily rotation by being situated approximately 120 degrees apart in longitude. However, since there are several active deep space missions at any given time e.g., currently the DSN is supporting Voyager-1 and Voyager-2 (both still active since 1977), Galileo, Ulysses, New Millennium Deep Space One, NEAR, Mars Global Surveyor, Stardust, and Cassini the allocation of DSN time to any one mission is not possible, and as deep space missions grow in number, less and less DSN time will be available to each mission. By the summer of 1999, JPL and NASA Headquarters formally agreed that NASA was technically prepared to support the NEAP mission with the DSN. Deep space missions require support from NASA for navigation and communications, but the NASA Deep Space Network has limited capacity and cannot always accommodate all desired missions. SpaceDev contracted with JPL to factor NEAP into its planning process, and after that analysis was completed, SpaceDev was informed that, as originally planned, NEAP would not conflict with JPL's other scheduled Deep Space Missions and therefore NASA would be able to provide DSN support for a fee.

     For planning purposes, SpaceDev uses DSN prices in the JPL publication "AMMOS and DSN Support of Earth Orbiting and Deep Space Missions" published by the Telecommunications and Mission Operations Directorate (TMOD). Standard published prices for DSN use of the 34-meter dish antennas is $1,524 per hour in 1996 dollars. SpaceDev estimates that its use of the DSN for communications during a six month deep space mission would be approximately $814,000 in 1996 dollars, and adjusted for inflation approximately $1 million, with the majority of that expense incurred during 2002, should the mission be flown.

                                       7
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     SpaceDev offers to sell "rides" for science and other packages on its proposed spacecraft as a means of generating revenue. The term "rides" is used to refer to the purchase of available cargo space for science and other packages on the Company's proposed spacecraft as a means of generating revenue. This is similar to the concept of package delivery whereby a scientist may want to have a science instrument delivered from earth to a location in space or to another planetary body where it can collect data for transmission back to earth. The instrument, or package or "payload" ride is to be paid for by the owner or "sponsor" of the payload. A firm contract for a ride on NEAP was signed with a payload sponsor in mid-1999. In July of 1999 Dojin Limited signed a contract with SpaceDev to purchase a ride on the NEAP spacecraft. In March 2000, the University of Arizona agreed to furnish a multi-band imaging camera for the NEAP mission to be built by Mars Pathfinder camera builder Peter Smith.

     Launch was planned for late 2001, with a rendezvous at the near-Earth asteroid Nereus in mid-2002. Due to program delays, the mission is being reprogrammed to another accessible target asteroid. Multiple back-up targets are available for this reprogramming which is a part of nominal mission planning to accommodate schedule slips as a result of launch vehicle readiness, funding delays, and/or priority changes.

     Due to the number of factors involved and the Company's need for commercial or government revenue, there can be no assurance that NEAP will be launched. In order to accomplish the launch of NEAP, the Company will require commercial or government revenue in the form of sales, and there can be no assurance that the Company will be able to obtain sales sufficient to support the mission.

     Also in late 1998, SpaceDev began bidding on and winning government-sponsored R&D contracts directly relevant to its strategic commercial space interests. The Company competed with seven other industry teams to perform a mission and spacecraft feasibility assessment study of proposed 200-kg Mars micromissions and was one of five firms selected by JPL. The final report was delivered to JPL in March 1999. A few months later JPL initiated a procurement action for at least one such spacecraft, to be launched in 2003. The Company decided not to compete for this NASA contract, but has continued refining its baseline micromissions concept independent of NASA and JPL, and is now offering lunar and Mars commercial deep-space missions based on this design. The Company did not compete for the NASA contract primarily because JPL required specific experience of contractors that intended to submit a bid. The specific experience to which we refer was that: 1) the contractor must have successfully built and flown spacecraft; and 2) the contractor must have previous experience in building spacecraft missions to Mars. While the first requirement was not too restrictive, the second requirement was restrictive to the point that only one contractor could meet the requirement (only Lockheed-Martin had previously built and flown spacecraft that had gone to Mars). Although SpaceDev has assembled a team of engineers who have prior experience with such missions, the JPL requirements for past experience applied to SpaceDev's track record as an organization rather than to the experience of these individuals. As a result SpaceDev did not feel it would be successful in bidding for the contract.

     In mid-1999 SpaceDev's ISS subsidiary competitively won an R&D contract from the National Reconnaissance Office of Space Launch to study a family of very small, hybrid-based "micro" kick-motors for small-satellite orbital transfer applications. At about the same time, ISS and Lockheed Martin Astronautics (LMA) agreed to investigate selling packaged commercial launch services involving two to four small satellites on LMA's Athena launch vehicle.

     In November 1999 the Space Missions Division was awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate for one year a small scientific, Earth-orbiting spacecraft called CHIPSat.

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BUSINESS PLAN

     SpaceDev's corporate goal is to increase the intrinsic value of the Company by providing proprietary, reliable, low-cost access to space through innovative solutions currently lacking in the marketplace. Low-cost space-mission solutions involving microsatellites (less than 250 kg) and nanosatellites (less than 50 kg).

     The Space Missions Division intends to define and market proprietary missions and spacecraft based on open standards. "Open-standard" is a term used to describe industry standard hardware or software and their interfaces such as found in personal computer boards and operating systems, but applied to small spacecraft. Open standards often result in less expensive products because being "open" they can be produced by a variety of competing sources, as opposed to proprietary standards that are often available from limited sources.

     ISS continues to market its current products and services to the aerospace industry as well as expand its offerings. SpaceDev intends to continue developing new products and services the Company's management believes are needed in the marketplace.

      SpaceDev is successfully implementing a strategic thrust to be perceived and regarded as an experienced provider of small-satellite launch-integration services. This allows the Company to identify launch opportunities (whether on U.S. or foreign launchers), conceive and evaluate small-satellite designs matched with those opportunities and to support the design, development, test, integration, launch and operations of these satellites. We intend to offer small-space customers end-to-end business solutions. This includes providing launch integration services which are the engineering tasks needed to insure that the satellite fits on and is technically compatible with the selected launch vehicle. This is an important part of our small-space strategy.

     Our staff and some carefully selected external partners have a combined experience base with such systems - direct experience in defining, implementing and operating several dozen small-spacecraft missions - believed to be equal to any in the industry. We believe our staff is "equal to any" because of the accomplishments of the staff members. For example, SpaceDev's President and COO has twenty-two years of space experience gained at Hughes, TRW and Spectrum Astro by working in management positions on six space vehicles, including three deep space missions. SpaceDev's CFO has twenty years of experience in the space field, holding top management positions with General Dynamics and Lockheed Martin's International Launch Services, where his combined lifetime launch vehicles sales total over $4 billion, a number few people in the world equal. SpaceDev's Vice President for Space Engineering has designed built or managed over a dozen small, inexpensive satellites, and has worked on over six other science satellites, has held top management positions at Orbital Sciences and QUALCOMM and held an endowed Chair at the U.S. Air Force Academy while directing their small satellite program. Another staff member recently graduated cum laude from Harvard's Electronics Engineering program. Most other staff members have been involved in space engineering projects since obtaining their degrees, giving SpaceDev a highly accomplished staff that is perhaps "equal to any."

     SpaceDev believes that a majority of its customers are drawn to the Company because they are being underserved by the traditional aerospace industry. Most of the companies that have been servicing this market - especially U.S. companies - have been redirecting their efforts to larger systems, leaving a relatively unpopulated market niche for SpaceDev to fill just as the demand for small satellites is blossoming. The Company intends to continue to introduce new and useful low-cost space products and services designed to meet customers' needs, all with an aggressive and practical commercial approach.

     SpaceDev customers will come from a variety of different markets, but they will all have the common requirement for a low cost small-space system. That is the "market niche" that SpaceDev intends to fill. Customer requirements will

                                       9
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emanate from various needs. Some customers, such as entertainment or Internet content companies, may want a small satellite to deliver pictures from outer space that can be integrated into theme parks or Internet sites. Some customers, such as foreign countries, may want to buy small satellites commercially to be a delivery system for their science instruments as they explore the inner solar system. Some customers, such as NASA may want to buy small satellites as a part of their traditional programs or perhaps buy data from the satellites on a commercial basis. Some customers, such as universities may want to buy satellites as a delivery system for experiments designed by students and faculty. Some customers, such as the Air Force or the National Reconnaissance Office may want to buy our products to test new technologies in space--sometimes procured in a traditional manner and sometimes commercially. At the present time, one customer, the University of California, Berkeley, is forecasted to account for about 40% of our expected 2000 revenue. The Company's preferred space-mission implementation approach has the following attributes atypical of projects done by traditional defense contractors:

     o SpaceDev-proprietary spacecraft and launch-vehicle interfaces to SpaceDev-developed secondary payload adapters - Proprietary interfaces are devices built by SpaceDev for interaction between the spacecraft and launch vehicles - including electrical and mechanical connections.
     o SpaceDev-defines products and services from a catalog, rather than designs responding to government-supplied specifications
     o SpaceDev focuses on "Small Space," involving turnkey mission solutions and application of proven commercial business practices such as offering launch and mission space insurance options through SpaceDev's space insurance broker of record, International Space Brokers, competitive pricing and creative billing arrangements as part of our commercial space mission packages
     o SpaceDev uses relatively simple and elegant (elegant meaning meeting or exceeding the technical requirements with less complexity) programmatic and technical solutions, rather than complex and bulky

     The Company believes that this business model emphasizing smaller satellites, commercial approaches, technological simplicity, architectural and interface standardization and horizontal integration ("whole product") provides the following advantages:

     o Enables small-space customers to contract for end-to-end mission solutions, reducing the need for and complexity of finding other contractors for different project tasks
     o Creates an easy and convenient way for customers to contract for space missions and/or spacecraft subsystems
     o Lowers total project costs and therefore provides greater value and increases return on investment for SpaceDev and its customers
     o   Creates barriers to entry and competition from competitors

     Though the Company prefers to define and execute complete space missions for clients, it also offers customers space-delivery services (for customer-supplied science or technology demonstration payloads); science-instrument or technology-demonstration data-set products (from SpaceDev-supplied payloads); integration and launch services (for a customer-supplied spacecraft); and space hardware from commercial price lists (for customer spacecraft). Data-sets are end-item products (e.g., data, photographs) that consist of the results of a science experiment or technology demonstration, and are used to generate new scientific knowledge or to describe performance results when new technology is being tested in space. These features of the Company's business approach thus place it more into the template that existed during the early days of the microcomputer technical revolution rather than into the classical patterns of the existing government-dominated, limited-profit margin, aerospace industry.

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     NASA'S "FASTER, BETTER, CHEAPER" CONCEPT

     Since the arrival of the Honorable Daniel S. Goldin as NASA Administrator almost eight years ago, the phrase "faster, better, cheaper" has become something of a mantra for the space agency, after suffering the very expensive loss of the billion-dollar Mars Observer spacecraft in 1993, shortly after the Administrator took the office as a political appointee of the president. The meaning, no matter how one phrased it, was clear: do more with less.

     However, only in the past five years has the application of this phrase, and this method of doing things, paid dividends, most publicly with Mars Pathfinder in 1997. A mission with a budget only about one-twelfth of the previous American Mars landing mission, Viking, and one-fourth the budget of the last American Mars mission altogether (Mars Observer), which failed before even reaching the planet, succeeded in safely landing on the planet and returning data which already is reshaping the way we understand the Red Planet. NASA's concept of "faster, better, cheaper" rests on the interconnection of decreased mission costs and increased risk. To be able to do significant missions with less money, NASA has gone on record as being committed to be willing to accept increased risk through the use of untried or otherwise risky techniques or equipment that promise to do more for less money. For the normally risk-adverse space agency to accept increased risk, the stakes must be lower: tens or hundred of millions of dollars, not billions, must be on the line.

     Pushing NASA in this direction were the twin forces of very expensive and very embarrassing failures and budget cuts. By the fall of 1993, less than 18 months into Mr. Goldin's tenure at NASA, he had seen a $1-billion spacecraft, Mars Observer, lost due to what turned out to be a simple failure of a propellant system that could have been easily corrected before launch had engineers thought about the problem more carefully. At this same time NASA has also all but written off any chance of opening the high-gain antenna on the Galileo spacecraft (mission to explore Jupiter and its moons), another multi-billion dollar mission, due to a few stuck ribs (similar to that of an umbrella). Use of the low-gain antenna and other tricks would ensure that some data would return, but the torrent of images expected from the mission would not happen. In the fall of 1993 the repair of the optically-flawed Hubble Space Telescope was still in the near future. Moreover Space Station Freedom was undergoing the pains of another reorganization, including bringing Russia into the program, and the fate of the multi-billion station in Congress was very uncertain. NASA had shown that risk in expensive programs could not be eliminated, and when failures or problems happened, the stakes were much higher.

     As NASA's budget was slowly trimmed over the next few years in Congress's zeal to balance the budget, it was clear that the era of billion-dollar "mega-projects" was, at least temporarily, at an end. To keep space sciences alive between the budget pressures of the space station and the space shuttle, NASA needed less expensive projects. To get those smaller missions to do good science, the space agency needed to embrace something it had avoided for years: risk.

     NASA Administrator Dan Goldin, in his 1998 statement before the Senate Appropriations Committee, said "Faster, better, cheaper is not a slogan - it is routine. The FY 1994 budget included funding for 11 Space Science missions; the FY 1999 budget request contains funding for 28 missions...The current EOS program encompasses many much smaller missions at a significantly lower cost. This will enable the infusion of new technology development and is responsive to emerging scientific discoveries."

     One of the flagship programs of the "faster, better, cheaper" philosophy is NASA's Discovery program. The goal of the program is simple: fly frequent, small missions throughout the solar system. Each mission had to cost less than $150 million in 1992 dollars (about $182 million in 1997) and be ready to fly within a few years of selection. The first two programs selected for the Discovery program were NEAR (Near Earth Asteroid Rendezvous), a mission to rendezvous with and study a near-Earth asteroid; and Mars Pathfinder.

     To achieve the goals of the Mars Pathfinder mission within the tight budgetary constraints of the Discovery program, project officials were willing to embrace new technologies and techniques, such as an airbag-cushioned landing instead of the more traditional, and more expensive, landing legs and retrorockets. They also used new ways of working together, putting project personnel together in the same work space to allow more communication and interaction between team members, so they could find ways of improving the spacecraft and decrease its costs.

      The risks, for now, seemed to have paid off for Pathfinder, Goldin, and the space agency. Pathfinder performed beyond the expectations of project officials. Combined with the recent successful flyby of the asteroids Mathilde and Eros by NEAR, the Discovery program has shown that smaller, lower cost, higher risk missions can do good science. The verification of the "faster, better, cheaper" paradigm has allowed Mr. Goldin to continue to spread it throughout the space agency, cutting costs for the space shuttle and keeping the International Space Station in line.

     There are no plans to discontinue "faster, better, cheaper" applications within NASA, although, as a result of the recent failures of two "faster, better, cheaper" missions - the Mars Climate Orbiter, and Mars Polar Lander - the paradigm is being re-evaluated for applicability on a case-by-case and mission-by-mission basis.

PRODUCTS AND SERVICES

     SpaceDev's products and services are grouped into three business areas:
Space Missions, Space Products and Engineering Services. Its business is not seasonal to any significant extent; however, because it is a commercial business, it follows normal industry trends such as increased demand during bullish economic periods, or slow-downs in demand during recessionary periods.

     SPACE MISSIONS

     The Company's Space Missions Division offers commercial, standards-based turnkey space missions for sale as products to a variety of customer bases (government agencies, other countries, universities, corporations, consortia, individuals, etc.). It is this product line for which SpaceDev was originally formed, particularly in the deep-space arena.

     Space missions consist of the overall effort including the design of the mission and its science, commerce or technology demonstration goals, the design of an appropriate space vehicle (satellite or spacecraft), construction and testing of the spacecraft, integration of one or more payloads (instruments, experiments or technologies) into the spacecraft, integration of the spacecraft onto the launch vehicle (rocket), the launch, and the mission control and operations during the life of the mission. Missions can orbit the earth, travel to another planetary body, or cruise through space taking measurements.

     DEEP-SPACE MISSIONS. SpaceDev defined the Near Earth Asteroid Prospector
(NEAP) mission in 1997-99 and has been in the process of taking the necessary steps for project implementation. NEAP can be thought of as a "space utility van" that can be used to carry packages from one destination to another, for example a science experiment (instrument) from earth to lunar orbit, much like NASA's recent Lunar Prospector. The instrument is offered the opportunity for accommodation (i.e., the "ride") to enable fulfillment of its mission goals.

     In 1998 NASA Headquarters recognized the project as a valid commercial "Mission of Opportunity" for both its Discovery Program of solar-system exploration missions and Mid-class Explorer ("MIDEX") program of space-science missions. This opened the door for space scientists to submit proposals to NASA for science-instrument development funding and for coverage of the fee that SpaceDev would charge the scientist for an instrument ride on NEAP (i.e., cost of hosting a science payload on NEAP). Three proposals were submitted (two to Discovery and one to MIDEX) in 1998, but none were selected nor funded.

     In December 1998, SpaceDev funded JPL to evaluate the feasibility of supporting the NEAP mission with NASA's DSN, and in October 1999 JPL and NASA headquarters concurred that such technical support was feasible. From the mission-operations standpoint, NASA now treats NEAP as a valid mission (an "Advanced Planning" mission). NEAP is the first proposed commercial deep-space mission to be granted this status. So far as Registrant is aware, NEAP is the only proposed deep-space mission to be granted an "Advanced Planning" status by NASA. There are other planned DSN missions, however, and Registrant cannot say with authority that NASA has not recognized any of those missions in a similar manner.

     In December 1998, approximately fifteen months after SpaceDev announced the feasibility of deep space missions costing less than $50 million, a SpaceDev-led team was awarded a contract by JPL to assess the feasibility of sending "micromissions" to Mars for less than $50M total mission cost each. Micromissions are generally in the few hundred kilogram mass range, and were popularized by NASA studies in their search for ways to comply with NASA headquarters' admonitions for missions to be "faster, better and cheaper." One such micromission is being considered for development in the Mars micromission and weighs approximately 220 kg. These missions would cost approximately one-third to one-fifth of recent Mars-mission costs. An extensive final report was submitted by SpaceDev to JPL the following March. This work formed the basis for redefining the NEAP mission to be significantly smaller and lower cost than the previous baseline and also prompted SpaceDev to offer low-cost commercial lunar orbiter and Mars probe-carrier missions employing a similar design. The Company began to market its commercial micromissions concept during the summer of 1999. The Company has continued to market these missions to a number of possible customers.

     On February 1, 2000 the Company announced that it had teamed with The Boeing Company to investigate opportunities of mutual interest in the commercial deep-space arena. The purpose of the agreement is to investigate a variety of small, low-cost, deep-space mission initiatives formulated by SpaceDev that are based on the commercial micromission concept. During 2000, technical and corporate staff from Boeing and SpaceDev will further refine and advance SpaceDev's concept of commercial missions to the Moon, Mars and near-Earth asteriods, involving micro-spacecraft of 250 kg mass. The effort also includes a global assessment of the market potential for such missions, and a technical and programmatic assessment of lower cost launch-vehicle options for such missions.

     EARTH-ORBITING MISSIONS. A natural byproduct of the Company's focus on small, low-cost spacecraft for commercial deep-space mission applications is the in-house capability to design, build, market and sell similar concepts for Earth-orbiting applications.

     In November 1999 the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL's Dr. Michael Hurwitz to design, build, integrate, test and operate a small spacecraft called CHIPSat. The 85-kg microspacecraft will carry one science instrument, the Cosmic Hot Interstellar Plasma Spectrometer, or CHIPS. CHIPS facilitates the observation and diagnosis of the astrophysical environment in the void outside our solar system and between the nearby stars in our galaxy. Dr. Hurwitz, the CHIPS Principal Investigator, and his team are responsible for the overall CHIPSat mission, designing and building the CHIPS instrument, and performing the science-data analysis.

     CHIPSat is the first mission of NASA's low-cost University-Class Explorer
(UNEX) series to be approved for the implementation phase. SpaceDev started its work on the CHIPSat project in November 1999 under the $4,995,868 commercial, fixed-price contract with UCB. Initial integration and testing of the spacecraft's components are planned at the Company's headquarters in Poway in late 2000. Launch at the Cape Canaveral Air Station on a Boeing Delta II is expected in early 2002, followed by one year of mission operations to be controlled at SpaceDev's Mission Control Center in Poway, California.

     SpaceDev believes that the CHIPSat contract establishes the Company as a significant competitor in the small-satellite arena, and it expects this perception to spread rapidly among NASA, DoD, university/R&D, and foreign and commercial customer bases during the next several months. The CHIPSat mission was awarded in the first round of NASA's smallest and least expensive missions ever - the University Explorer (UNEX) program. NASA caps these missions at about $13 million total. This was the largest and first significant competition SpaceDev had participated in at the time, and as a result of winning the competition to design the mission and spacecraft, build, test and conduct the mission, SpaceDev believes this win helped establish SpaceDev's credentials as being able to successfully compete with older and larger companies. Winning the UNEX mission has helped to create a market `niche' for SpaceDev and demonstrates NASA's confidence in SpaceDev to take on the responsibility for design and development of low cost science missions.

     Work is progressing on the CHIPSat contract. There will be a Confirmation Review with the customer in early May 2000, at which time a review of the technical progress to date will be conducted and a decision will be made to commit to full scale development.

     SPACE PRODUCTS

     SpaceDev's space-products business currently includes spacecraft and related space systems; launch vehicles and propulsion modules.

     SPACECRAFT AND RELATED SPACE SYSTEMS. The Company is presently bidding on several programs to supply spacecraft buses (i.e., instrument platforms) that would utilize the basic elements of the CHIPSat and other proprietary spacecraft designs.

     The CHIPSat satellite being designed and built by SpaceDev has a requirement for a radio transmitter and receiver (transceiver). The transceiver is required to send commands to the satellite and to receive data from the satellite concerning such things as the operational status of the satellite, and the data collected by the science experiment. In order to meet this requirement, SpaceDev, in April of 2000, entered into a joint development project with Wireless Future, a local San Diego company. SpaceDev specified the detailed performance requirements for the radio. Wireless Future will design and build the radio to those specifications. SpaceDev will pay for the development of the radio, and Wireless Future has agreed to jointly market the radio after completion of the first unit.

     LAUNCH VEHICLES AND PROPULSION MODULES. Currently, SpaceDev's ISS subsidiary is performing design analyses and computer simulations of various sounding rockets and launch vehicles that primarily use hybrid-propulsion technology (based on the AMROC intellectual property). Hybrid rocket technology represents a mating of solid and liquid rocket technologies. In a hybrid rocket, an oxidizer is passed through a hollow cylinder of solid hydrocarbon fuel, uniting the densely packed power of a solid rocket with the precision of a liquid engine. While there are disadvantages to hybrid technology for launching large satellites, it may be well suited for the launch of small satellites--which is the market that ISS is looking to focus upon. The hybrid rocket is cheaper and simpler to design, and safer to store and transport than a liquid rocket. It is cheaper, safer, more environmentally benign than solid fueled rocket. It is also throttle-able and restartable, characteristics that no solid rocket can accomplish. Throttle-able means that the hybrid rocket allows for variance in the rate and mass of the propellant being burned, by giving it the ability to change the rate of the velocity of the host article to which the motor is attached - much like the throttle on an automobile. This technology can be used for both small launch vehicles--that get the payload off the ground--and orbital transfer vehicles--that can maneuver payloads into a final orbit once they have been placed into a preliminary orbit by a launch vehicle. The Company anticipates the possible spin-off of this activity from ISS once specific product lines are defined and developed. Currently, however, no action has been taken to accomplish such a spin-off.

     In mid-1999 ISS competitively won an R&D contract from the National Reconnaissance Office of Space Launch to study the feasibility of building small, hybrid-based "micro" kick-motors for small-satellite applications. The Secondary Payload Orbital Transfer Vehicle (SPOTV) family, which utilizes micro-kick motor concepts, has a multitude of possible on-orbit uses and is now being marketed by SpaceDev as a part of its growing product line.

     This contract has been successfully completed. SpaceDev submitted published reports to the customer along with a presentation in the customer's Virginia office in March of 2000. As a result of the study, three variations of the technology were defined with the least complex version being a simple kick-motor to boost microsatellites into more desirable orbits after being released from the launch vehicle, up to the most complex version which can be described as a highly capable satellite with a relatively large restartable motor for orbital maneuvers. The kick motor is the primary element of the SPOTV, which also consists of components to support attitude control, power and communications. The Company is in the process of bidding several proposals to the U.S. government for the continuation and expansion of design studies and motor tests for this product.

     On March 22, 2000, SpaceDev received notification from the California Spaceport Authority and the California Space and Technology Alliance that SpaceDev has been awarded a grant of $105,000 to be used for test firing SpaceDev hybrid rocket motors.

     ENGINEERING SERVICES

     SpaceDev corporate-level staff and staff in SMD and ISS are available for supplying aerospace-related technical services to a variety of clients. ISS is currently most actively engaged in such services. ISS has provided launch-site design, launch vehicle design, analysis, test and operations support for both commercial (Atlas, Delta and Kistler) and U.S. government funded launch programs.

     Most ISS employees are former launch systems engineers and managers at General Dynamics in San Diego; many have extensive experience with the Atlas family of launch vehicles and other large-scale rockets and launch facilities. The ISS staff has core competencies in engineering design and analysis; system modeling and simulation; instrumentation and testing; launch-site operations and range safety; launch environments and transport; and mission and trajectory design. Other skills include project planning and development; systems engineering and pre-design engineering (e.g., definition of engineering processes and methods); and systems integration.

     ISS has recently performed launch-vehicle design and testing support services for the Atlas launcher program, Titan/Centaur program and the Kistler Aerospace launcher development program. ISS has also provided launch-site design, analysis, test and operations support for various U.S. launcher programs and launch sites. Various U.S. governments and commercially funded launcher programs and launch site engineering services have been supplied to over a dozen unmanned spacecraft, manned spacecraft and Remotely Piloted Vehicles (RPVs).

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

MARKET STRATEGIES

     SPACE MISSIONS

     The Company intends through its commercial deep-space and Earth-orbiting missions to prove its viability and establish itself as the premier commercial space-exploration and development company. Once it has established its capabilities for insured, high-quality, fast turnaround and low-cost systems and missions, the Company believes it will be able to effectively compete, develop new markets and expand existing markets for space exploration and other applications.

     The Company believes that its low-cost commercial missions can provide unique information content (i.e., not limited to science and/or technology data) to unconventional (i.e., non-traditional) space-mission customers such as entertainment media, e-commerce organizations, larger aerospace companies that endeavor to enter the commercial space market, and a few wealthy individuals who can privately fund entire space missions. The unique information that SpaceDev provides is the ability to host payloads and instruments that are geared for producing data for the purposes of generating advertising revenue and public appeal, as opposed to science data. In particular, the Company is actively seeking potential strategic partners and customers who share SpaceDev's vision of the convergence of commercial deep-space activities with selected Internet, media, entertainment and education activities.

     DEEP-SPACE MISSIONS. Since all deep-space missions to date world-wide have been defined and executed by various government agencies, SpaceDev's plan for defining and executing such missions as a commercial venture places the Company at the forefront of a new way of doing business in this arena. Under such conditions, questions naturally arise within the space community about whether the Company and its partners are capable of successfully performing in this arena. The Company's approach is two-fold: (1) Selectively compete for deep-space related work (R&D studies and development efforts as well as missions) against established space-systems companies, and (2) Define, develop and execute space missions independently of government agencies. Inherent to the latter approach is a concerted effort to define and cultivate alternative sponsors for these missions, such as other commercial companies, research and technology consortia, non-U.S. space interests, etc.

     SpaceDev's win of the JPL-funded Mars Micromissions study in 1998 is representative of approach (1) above, while its efforts to define and promote the NEAP and Lunar Orbiter streaming video missions fit approach (2) above.

     EARTH-ORBITING MISSIONS. The market situation in this arena has similarities to the deep-space arena, but there are more competitors and a wider variety and greater number of missions to consider as marketing targets. The challenge here, as in the deep-space arena, is for the Company to rapidly establish credibility by selectively competing for and winning R&D studies and development efforts as well as missions.

     The Company's commercial focus works more easily with government-funded efforts if it performs the work on a commercial basis for a Principal Investigator (PI) or Task manager. The PI is the central person in charge of each mission with full responsibility for its scientific integrity. A task manager interfaces directly with the government sponsor(s). NASA rules permit the PI to use his/her own management methods to the fullest extent possible to accomplish the goals of the scientific investigation.

     For non-governmental sponsors, the Company prefers to deal directly with the customer(s). Currently, our biggest customer (in terms of dollar revenue) is a non-government customer: the University of California Berkeley, which is an academic institution. UC Berkeley provides the Principal Investigator (Dr. Mark Hurwitz), who has been given a contract by the NASA Explorer Office to provide the CHIPSat mission data set. Dr. Hurwitz, as the PI for this mission, exercised his power as the PI to contract separately with SpaceDev to provide for the spacecraft bus and mission operations services.

      SPACE PRODUCTS

      SPACECRAFT AND RELATED SPACE SYSTEMS. In general, the Company believes that any market target in the space-missions segment discussed above also represents a potential customer for its space products (vs. turnkey missions). This includes both the earth-orbiting and deep space markets. Technically, a spacecraft bus is the host platform that provides all housekeeping, control, stability, thermal protection, communications and power to the payload and/or instrument.

     LAUNCH VEHICLES AND PROPULSION MODULES. SpaceDev addresses this market segment with its ISS subsidiary. Small spacecraft are produced by government agencies, universities and commercial companies throughout the United States, Europe and Japan. These spacecraft represent significant science and technology-demonstration opportunities that require exposure to the space environment to fulfill their mission objectives. Annual launch rates for such spacecraft are limited principally by the high cost of current launch vehicles. These conditions result in many valuable experiments and payloads being left on the ground.

     Recognizing this problem, government and commercial industry have been performing research and development in an attempt to reduce the cost per kilogram (or pound) to orbit for small spacecraft. Paul Coleman, president of the Universities Space Research Association (USRA), has challenged the space industry with launch-cost targets priced between $2.0M and $3.5M for a 300-kg spacecraft. Clearly, today's commonly used launch-vehicle technologies cannot achieve this goal. Launch service users have pinned their future hopes on reusable launch vehicles, which appear to be ten years or more away from day-to-day use, to lower launch costs.

     In the near term the only real hope for low cost launches for small spacecraft is to find an alternative path to space using a secondary ride system such as the Ariane Structure for Auxiliary Payloads (ASAP) or a low-cost launch system yet to be developed. ISS retained key personnel critical in the development of General Dynamics' Atlas Centaur launch vehicle. Management believes that this level of experience is critical to the small launch-vehicle market. ISS has also obtained the rights to the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) in the design of sounding rockets and launch vehicles.

     The ISS approach of combining large-vehicle expertise with the lower cost inherent in hybrid rocket technology could give small payload customers new and valuable capabilities at small-business savings. SpaceDev research has indicated a very large university and government market, starving for cost-effective access to space. ISS intends to put that expertise to work building a family of orbital transfer vehicles and small launch vehicles using hybrid rocket technology. SpaceDev has prepared business plans for the development of both a family of small hybrid launch vehicles and a family of small hybrid orbital transfer vehicles. To date, the funding for the development of the small launch vehicle has been provided from general corporate funds. Funding for the small orbital transfer vehicle has been partially funded by the U.S. government. To fully develop the family of orbital transfer vehicles would require over $5 million. To fully develop the small launch vehicle would require over $15 million. The funds need to fully develop this family of vehicles have not yet been secured and there is no guarantee that these funds can be raised.

ENGINEERING SERVICES

     SpaceDev addresses this market segment principally with its ISS subsidiary, though the SMD staff can be applied selectively to provide such services. The current business base lies principally within the aerospace- engineering and test-services market. ISS can be distinguished from its competitors by its highly experienced personnel, who gained their knowledge and know-how during years of employment with major aerospace companies (General Dynamics Space Systems in particular).

     The personnel that came to ISS from General Dynamics worked on the Commercial Atlas Launch Vehicle program which is one of the largest commercial launch programs in the history of the aerospace industry. These employees include engineers, program managers and senior level finance and marketing people. In most cases, the commercial small launch industry has not generally been composed of people that benefited from the combination of participation with such a high level large commercial program and a determination to bring that experience to a small low cost launcher. An example of this is the Lockheed Launch Vehicle, now the Lockheed Martin Athena. The people that worked on that program came out of the Lockheed government based ballistic missile program and did not have the benefit of developing a commercially based launch vehicle.

      Recent space-market analysis conducted by A. T. Kearney in the 1998 and 1999 editions of the State of the Space Industry from Space Publications and a study conducted by the Teal Group in "The Military Satellite Market" from the June 1999 edition of Aerospace America indicates an overall trend toward shrinking budgets. This could result in smaller spacecraft, rapid turn-ons, shorter schedules and smaller project budgets. ISS is being groomed to work within this environment. ISS intends to exploit its technologies, low-cost focus, rapid turn-on (i.e., shorter acquisition times) capabilities and small-business assets to form teaming arrangements, solicit business and win contracts.

     "Rapid turn-on" is used in the context of supporting the overall trend of shrinking space budgets. One of several reasons for the traditionally high cost of fielding space systems is due to the long (sometimes on the order of 12 months) acquisition period, consisting of several phases: 1) draft RFP; 2) questions and answers in response to the draft RFP; 3) formal RFP release; 4) proposal evaluation period; 5) clarifications and questions to proposers; 6) Best and Final Offers (BAFOs); 7) contractor selection; 8) pre-negotiations/fact finding; 9) formal negotiations; and 10) issuance of a formal contract. The acquisition phase is a part of the total Life Cycle Cost (LCC) of a program, and since dollars = people x time, the cost of the acquisition has traditionally been a major cost element in the overall LCC of a program. By drastically reducing the procurement acquisition time, significant cost savings can result. The "rapid turn-on" includes drastically reducing the procurement acquisition time, which allows a customer to allocate funding to flight systems development instead of procurement acquisition. There are several examples of spacecraft procurements that have been done on the order of four to six weeks. Such examples are: 1) New Millennium Deep Space-1 (NASA JPL); 2) ICESAT (NASA Goddard Space Flight Center); 3) QuikScat (NASA Goddard Space Flight Center); 4) QuikTOMS (NASA Goddard Space Flight Center); 5) Coriolis (NASA Goddard Space Flight Center); and 6) New Millennium ST-3 (NASA JPL).Currently no experienced small launch-vehicle company is known to offer this service to space-vehicle contractors. ISS also offers experienced personnel to launch-vehicle customers as a low-cost alternative to in-house capabilities. ISS provides companies the ability to complete jobs where the work has surpassed workforce capabilities or the task requires unique expertise, without having to hire permanent employees.

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COMPETITION

     SpaceDev believes that competition for sales of its products and services is based on price, performance and other technical features, contracting approach, reliability, scheduling, customization, and in some situations, geography.

     SPACE MISSIONS

     The primary domestic competition for space missions in the targeted SpaceDev markets comes from such companies as Orbital Sciences Corporation, Ball Aerospace and Technology Corporation, Inc., Space Dynamics Laboratory and AeroAstro. In addition to private companies there are certain universities in the United States that have the capability to produce reasonably simple satellites. Within the industry it is generally known which companies participate in what kinds of projects, both by dollar range and type of mission.

     SpaceDev believes that it has made substantial and significant progress in defining business models and in pursuing sales in the small, emerging commercial deep-space and Earth-orbiting markets. Over the past two and a half years SpaceDev employees and principals have participated in dozens of space conferences both as members of the audience and in a majority of cases as presenters. These conferences are well-established and well-attended annual small satellite conferences where industry representatives present talks and papers on a wide variety of topics including small, inexpensive satellites and deep space missions.

     At these conferences and in many private conversations with space industry colleagues, space customers, and senior space officials, SpaceDev does not know of any established companies such as TRW, Lockheed, etc., which have expressed corporate goals to design and build inexpensive microspacecraft for commercial deep space missions or for any other missions which would be in direct competition with SpaceDev.

     By way of example, NASA's University Explorer program funds NASA's smallest and least expensive space missions. SpaceDev is the first and only company to be awarded a contract to design and conduct such a mission. The other UNEX mission selected by NASA has not been awarded a contract, and the spacecraft integrator is a university and not a company, leaving SpaceDev as the sole commercial company engaged in building this category of spacecraft. Additionally, SpaceDev believes it is the only company that has publicly declared the availability of commercial deep space missions as products. The clear competitor in the international arena is Surrey Satellite Technology Limited in the UK. Swedish Space Corporation is also able to compete in the small-satellite arena; they were named in November 1999 as the prime contractor for the European Space Agency's (ESA) SMART-1 technology-demonstration spacecraft to the Moon.

     The Company is not aware of any current direct and credible competition in the field of commercial space exploration and development. Firms such as those mentioned above and other R&D laboratories (e.g., JPL, Applied Physics Laboratory, ISAS in Japan) have the technical knowledge and experience to design and execute missions similar to NEAP and CHIPSat, but they are primarily government agencies or contractors. SpaceDev management believes that federal procurement regulations and accounting systems make it difficult for these companies and labs to compete on price with the Company.

     Governments and government programs like those in NASA, ESA and the Japanese space agencies (NASDA and ISAS) have executed many missions over a period of many years, but all of these are characterized by long lead times, high expense, little flexibility, and generally uninsured payloads. It is SpaceDev's opinion that NASA Administrator Dan Goldin has done an excellent job in lowering the cost of NASA missions, but the cost has declined from billions of dollars to hundreds of millions of dollars, whereas SpaceDev is targeting missions costing tens of millions. With the overhead and culture of such agencies and their defense contractors, it may be difficult for the government-defined and managed programs to lower costs much more.

     The Company believes that government-driven programs pose only a small threat of competing on the basis of price, although governments have considerably greater experience, and substantially greater financial, workforce and facilities resources. The Company also believes that governments and their legislatures will increasingly encourage and support private, routine commercial space exploration due to budgetary pressures, private-sector job creation and tax-revenue considerations.

     SPACE PRODUCTS

     The trend in some sectors of the space industry to smaller, lower cost spacecraft is creating a new market for smaller, cheaper, launch-on-demand space systems. With respect to SpaceDev's initiatives into low-cost launch systems, several competitors have already entered the top end of this small-satellite market, including Lockheed Martin with its Athena launch vehicle and Orbital Sciences Corporation with its Pegasus and Taurus. The launch costs of these vehicles, beginning at approximately $16 million per launch, are considered by many to be too expensive for university-class and micro-spacecraft missions, resulting in low launch rates for these launch systems. Although these companies have been operating longer than SpaceDev, the Company believes that it may be able to effectively compete against them in the area of launching small satellites for under $10 million. This, combined with what is perceived as the rapid growth in the demand for mini and micro-satellites, has left the market open for a low-cost, reliable, rapidly deployed family of launch vehicles.

     EXPENDABLE LAUNCH VEHICLES. Today's launch mainstays in the large launch-vehicle class are the United States' Titan, European Ariane and Russian Proton and Zenit. In the medium launch-vehicle class the United States' Atlas and Delta rockets face heavy competition from around the world from the European Space Agency, former Soviet States and more recently from Japan, China and India. In the small launch-vehicle class the United States' Athena, Taurus and Pegasus are dominant. Microcosm, Inc. has been working on the development of a low-cost family of expendables called Scorpius, with first orbital launch not expected before 2002. A common thread in the existing medium and small launch-vehicle classes is that the United States' launch systems are consistently more expensive than their foreign counterparts. SpaceDev believes there is a great need for a low-cost (less than $10 million) U.S. built and controlled micro launch system. SpaceDev has not formally initiated a launch vehicle program and might not in the future.

     RE-USABLE LAUNCH VEHICLES. There is only one partially re-usable launch vehicle currently in use: the Space Shuttle (the "Space Transportation System," or STS). Over the past five years, a multitude of companies have been working on a variety of designs to capture this market. The most notable attempts at developing re-usable vehicles are the NASA co-sponsored X-33/Venture Star (with a Lockheed Martin-led consortium), the X-34 (with an Orbital-led consortium) and the X-38 (led by Boeing). Other commercial firms such as Kistler, Kelly, Roton, and Pioneer Rocketplane are attempting to develop conceptually similar systems.

     ENGINEERING SERVICES

     There are a number of small to very large companies that supply engineering services in the space arena. SpaceDev offers one unique capability in that it has co-located in one area both launch and spacecraft engineers. This allows the Company to provide efficient and coordinated responses to design issues that almost always have both spacecraft and launch considerations.

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

REGULATION

     The Company's business activities are regulated by various agencies and departments of the U.S. government and, in certain circumstances, the governments of other countries. Several government agencies, including NASA and the U.S. Air Force, maintain Export Control Offices to ensure that any disclosure of scientific and technical information (STI) complies with the Export Administration Regulations and the International Traffic in Arms Regulations (ITAR). Exports of the Company's products, services, and technical information require either Technical Assistance Agreements (TAAs) or licenses from the U.S. Department of State depending on the level of technology being transferred. This includes recently published regulations restricting the ability of U.S. based companies to complete off-shore launches, or to export certain satellite components and technical data to any country outside the United States. The export of information with respect to ground-based sensors, detectors, high-speed computers, and national security and missile technology items are controlled by the Department of Commerce. The government is very strict with respect to compliance and has served notice that failure to comply with the ITAR and/or the Commerce Department regulations may subject guilty parties to fines of up to $1 million and/or up to 10 years imprisonment per violation. The failure of the Company to comply with any of the above mentioned regulations could have serious adverse effects as dictated by the rules associated with compliance to the ITAR regulations. SpaceDev's conservative position is to consider any material beyond standard marketing material to be regulated by ITAR regulations.

     In addition to the standard local, state and national government regulations that all businesses must adhere to, the space industry has specific regulations. Command and telemetry frequency assignments for space missions are regulated internationally by the International Telecommunications Union (ITU) and in the U.S. by the Federal Communications Commission (FCC) and National Telecommunications Information Agency (NTIA). All launch vehicles that are launched from a launch site in the United States must pass certain launch range safety regulations that are administered by the U.S. Air Force. In addition, all commercial space launches that the company would perform require a license from DOT. Satellites that are launched must obtain approvals for command and frequency assignments. For international approvals, the FCC and NTIA obtain these approvals from the ITU. These regulations have been in place for a number of years to cover the large number of non-government commercial space missions that have been launched and put into orbit in the last 15 to 20 years. Any commercial deep space mission that the company would perform would be subject to these regulations. These regulations are well understood by the Company. At the present time, the Company is not aware of any additional or unique government regulations related to commercial deep space missions.

     The Company is required to obtain permits, licenses, and other authorizations under federal, state, local and foreign statutes, laws or regulations or other governmental restrictions relating to the environment or to emissions, discharges or releases of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the clean-up or other remediation thereof. At the present time the Company does not have a requirement to obtain any special environmental licenses or permits.

     It is anticipated that the Company will need to utilize the Deep Space Network (DSN) on some of its missions. The DSN is an international network of antennas that supports interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The network also supports selected Earth-orbiting missions. The DSN currently consists of three deep-space communications facilities placed approximately 120 degrees apart around the world: at GOLDSTONE [http://gts.gdscc.nasa.gov/], in California's Mojave Desert; near Madrid, Spain; and near CANBERRA [http://tid.cdscc.nasa.gov/], Australia. This strategic placement permits constant observation of spacecraft as the Earth rotates, and helps to make the DSN the largest and most sensitive scientific telecommunications system in the world. The network is a facility of NASA, and is managed and operated for NASA by the Jet Propulsion Laboratory. The Telecommunications and Mission Operations Directorate (TMOD) manages the program within JPL. Coordination for the use of this facility is arranged with the Telecommunications and Mission Operations Command (TMOC).

     The failure of the Company to comply with any of the above mentioned regulations could have serious adverse effects.

EMPLOYEES

     As of the date of this registration statement, the Company, together with ISS, employs approximately 25 persons full and part-time, of which most are aerospace, mechanical and electrical engineers. The Company expects to hire other personnel as necessary for product development, quality assurance, sales and marketing and administration.

     SpaceDev does not have any collective bargaining agreements with its employees and believes its employee relations are good. An employee stock-incentive program and an employee stock-purchase program were approved at the 1999 annual shareholders meeting and have been implemented.

INTELLECTUAL PROPERTY

     SpaceDev relies in part on patents, trade secrets and know-how to develop and maintain its competitive position and technological advantage. The Company intends to protect its intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. There is no guarantee that such applications will be granted. The Company has and intends to continue entering into confidentiality agreements with its employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of its intellectual property.

     In August 1998, SpaceDev acquired license to intellectual property (including patents and trade secrets) from an individual who had acquired them from the former American Rocket Company (AMROC), which specialized in hybrid rocket technology. The Company issued warrants to this individual to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of its Common Stock over the next 10 years, depending on the Company's annual revenues related to sales of hybrid technology-based products.

     In 1999 the Company began preparing a new patent application addressing a technological need in the accommodation and deployment of secondary payloads on launch vehicles. This patent application specifically addresses a need to enable lower cost, more frequent access to space on existing or planned (i.e., government funded) launch vehicles. It expects to submit the application in 2000.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      The following discussion should be read in conjunction with the Company's financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by such forward-looking information due to risk factors discussed elsewhere in this submittal.

OVERVIEW

     During 1997 operating activities consisted largely of developing the preliminary designs and mission analysis for the NEAP mission.

     During 1998, SpaceDev acquired ISS and SIL. On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Integrated Space Systems, Inc. ("ISS"). ISS provides engineering and technical services related to space-based systems, primarily launch vehicle integration. The fair value of the shares issued was $1.8125 per share, calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,625,000. The excess of the calculated purchase price in excess of the approximately $164,000 of net assets acquired was capitalized as goodwill and is being amortized over sixty months.

      On October 1, 1998, the Company issued 1,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Space Innovations Limited ("SIL"). SIL develops low-cost satellites and satellite subsystems for use in space. The fair value of the shares issued was $1.75 per share and was calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,182,000, including approximately $432,000 of liabilities in excess of the value of assets acquired. Also included in the total goodwill was an acquisition price payable of $1,000,000. To satisfy the payable, the Company was to issue $1,000,000 of restricted common stock to the former shareholders of SIL in four equal semi-annual installments. The fair market value of the common stock at specified dates would be used to determine the number of shares to be issued. The resulting goodwill amount of $3,182,000 is being amortized over sixty months.

      In 1998, operating activities included engineering technical services work for aerospace customers and continued development of NEAP preliminary designs and mission analysis. During 1999, operating activities included preliminary design and conceptual studies for the CHIPSat program, engineering technical services and continued work on the NEAP mission. SpaceDev's employee base increased with the acquisition of ISS to 20 employees in February 1998.

     In 1998, SpaceDev entered into a fixed price contract with the Jet Propulsion Laboratory (JPL) to provide mission support for the Deep Space Tracking Network. JPL's main task was to coordinate the NEAP mission trajectory analysis into their Deep Space Network Plan. SpaceDev paid JPL $10,000 for this phase of work. The nature of the contract is highly technical. Quoting from the statement of work: "Supported work will focus on NEAP telecommunications system analysis and Deep Space Network/Advanced Multi-Mission Operations System (DSN/AMMOS) mission support assessment." In plain English, this means JPL will work to understand NEAP communications needs in relation to other missions which might be flying at the same time, relative to the Deep Space Network capacity to handle multiple missions simultaneously. This is a standard study performed in advance of all proposed deep space missions.

     On November 20, 1998 SpaceDev initiated its DSN support contract with JPL. The total cost of the effort was agreed to be $35,000. Approximately one-third of the work has been performed to-date at a cost to SpaceDev of $10,000. As additional planning work is required to be performed by JPL under the contract, to stay current with the NASA and JPL planning process as it moves forward, more of the agreed upon tasks will be performed by JPL. SpaceDev will pay the remaining balance of $25,000 as those tasks are completed by JPL. This period could cover through the end of 2001.

     In November 1999 SpaceDev was awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate for one year a small scientific, Earth-orbiting spacecraft called CHIPSat. The ChipSat contract will conclude on December 31, 2003. Revenues for 2000, 2001 and 2002 are expected to be approximately, $2.0 million, $ 1.4 million and $1.1 million. The payments on the contract are made on a monthly basis according to a preset payment schedule. This is the company's first production contract. As a result, the company is taking a conservative approach to accounting for the contact and will not be taking any profit on the contract in 2000. The company will review this position on a quarterly basis and will adjust its position when it has a better assessment of the costs related to the project.

     On December 17, 1999, the Company's Board of Directors entered into a Mutual Release and Rescission of Agreement ("Release Agreement") to rescind the original acquisition of SIL, effective October 1, 1998. Subsequent to SIL's acquisition and prior to December 17, 1999, the accounts of SIL were included in the consolidated financial statements of the Company.

     The Release Agreement resulted in the retirement of the 1,000,000 shares of the Company common stock which had been issued to the former shareholders of SIL, the cancellation of all outstanding options for Company stock and the cancellation of the acquisition price payable. The transaction was recorded as a purchase of treasury stock. In accordance with Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions," the transaction was recorded as a decrease to stockholders' equity. Therefore, $423,345 was recorded as a decrease in the Company's additional paid-in-capital on December 17, 1999.

     The significant components of the amount recorded in 1999 as a reduction to additional paid-in capital are as follows:

        Loss on unamortized goodwill                             $ (1,929,000)
        Gain on extinguishment of acquisition price payable         1,000,000
        Net liabilities disposed of from SIL                          506,000
                                                                 $   (423,000)

         The Company remains a guarantor on a bank line of credit used to finance SIL's operations. Under terms of the Release Agreement, SIL agreed to apply 25 percent of the proceeds from each payment received on a specific contract until the bank loan is paid in full. Once the loan has been paid in full, the loan agreement will be terminated, releasing the Company's guarantor obligation. At December 31, 1999, the outstanding balance on the bank line of credit was approximately $386,000, maturing on January 18, 2001 with interest at the bank's prime (8.5% at December 31, 1999) plus 1.25 percent. See Note 4. Subsequent to year end, the amount of the line guaranteed by the Company was paid down to approximately $27,000.

RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998

     NET SALES

     Net sales, for the twelve months ended December 31, 1999, consisted primarily of the sales for engineering technical services to various aerospace customers and satellite structures and satellite subsystems. Net sales were $4,877,931 for the twelve months ended December 31, 1999 compared with sales of $2,093,254 for the same period in 1998--an increase of $2,784,677 or 133%. The increase is primarily the result of including almost a full year of SIL sales in 1999 versus three months in 1998--an increase of $3,033,338. This increase was partially offset by a reduction in sales of technical services that was a direct result of Integrated Space Systems' move from the Small Disadvantage Business classification after being acquired. This reclassification resulted in lost contract opportunities of approximately $500,000. However, during this period, contracts with seven new customers were initiated and partially offset the reduction.

     In 1999 the Australian government's Cooperative Research Center for Satellite Systems accounted for approximately $1,130,000 of revenues (23% of consolidated revenue). In 1998 Lockheed Martin accounted for approximately $1,142,000 of revenues (55% of consolidated revenue).

     Net sales are generated through either fixed price contracts or time and material contracts. Sales recognition for time and material contracts is recognized at time of work, while fixed price contracts are based on a percent completion basis.

     On November 1, 1999, SpaceDev entered into a $4,995,868 firm fixed price contract with the University of California at Berkeley. In 1999, its recognized revenue for this contract totaled $83,395 (1.7% of revenues). It is anticipated that total net revenues will increase in the year 2000 with this contract award.

     COST OF SALES

     Cost of sales primarily represents all costs directly associated with individual contracts. Included in this category are direct labor and associated fringe benefits, direct material and subcontracts, and direct travel. Cost of sales for the twelve months ended December 31, 1999 was $2,445,304 (50.1% of net sales) compared to $1,152,813 (55.1 % of net sales) for the twelve months ended December 31, 1998. The reduction in cost of sales from 1998 to 1999 was primarily the result of a higher percentage of commercial and commercially bid business performed in 1999 versus 1998. The use of contractual terms and conditions and use of commercial practices allowed the company to earn a higher gross margin on sales.

     RESEARCH AND DEVELOPMENT

     Research and development expense for the twelve months ended December 31, 1999 was $568,318 compared to $700,921 for the twelve months ended December 31, 1998. The 1999 expenses were incurred in the continued development of the MiniSil satellite family and the NEAP project. The decrease in these expenses in 1999 can be attributed to winning and performing R&D contracts from the U.S. government and to redirecting company resources to the University of California at Berkeley contract. The Company expenses research and development costs as they are incurred.

     GENERAL AND ADMINISTRATIVE

     General and administrative expense consists primarily of salaries for administrative personnel, fees for outside consultants, goodwill amortization of acquisition costs, depreciation, facilities related costs, insurance, legal and accounting fees, and other overhead. General and administrative expense (G&A) for the twelve months ended December 31, 1999 was $5,568,338 (114 % of net sales) compared to $2,143,088 (102% of net sales) for the twelve months ended December 31, 1998. The increase in the G&A reflects close to a full year of G&A and amortization expenses related to the SIL acquisition, increased professional fees, additional staff and expenses related to the occupation of the building by the Company in May 1999. Amortization expenses associated with the acquisition of Integrated Space Systems, SIL and the hybrid rocket technology for the twelve months ended December 31, 1999 totaled $1,701,163 compared to $894,688 in the same period in 1998. SpaceDev anticipates that overall general and administrative expense will increase in the foreseeable future; however, G&A expense as a percentage of net sales may fluctuate depending on the level of future net sales and the timing of additional investments in general and administrative infrastructure.

     OTHER INCOME EXPENSE, (NET)

     Net interest expense was $412,284 for the twelve months ended December 31, 1999 as compared to $47,494 interest expense in 1998. The increase was primarily due to interest payments on the building loans ($280,000) and interest on the loan to the related party ($67,331). There was miscellaneous other net income of $41,420 in 1998.

     The Company has three mortgage loans totaling $2,258,921 for the building and, capital leases totaling $29,107. In 1998, the Company had two mortgage loans totaling $1,800,000 for the building and, capital leases totaling $72,017. The increase in the mortgage debt is attributable to the company securing financing to fund building improvements. The decrease in capital lease liability is primarily attributable to the recession of the SIL acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business strategy requires significant capital expenditures. The Company will incur a substantial portion of these expenditures before it generates significant sales. Combined with operating expenses, these capital expenditures will result in a negative cash flow until the Company establishes an adequate revenue-generating customer base. The Company expects losses through 2000 and does not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until the launch of its first commercial spacecraft or launch vehicle. There is no assurance that the Company will achieve or sustain any positive cash flow or profitability thereafter.

     On December 31, 1999 the Company's audited financials show current assets were $473,776. The outstanding receivables were $363,915 other assets totaled $6,974 and the balances in the cash accounts totaled $102,887. On December 31, 1999 the Company's audited financials show the accounts payable totaled $377,213 of which $40,147 was over 120 days, $18,592 at 90 days, $9,727 at 60 days, $13,825 at 30 days and $294,922 was current.

     On January 31, 2000 the Company's current assets were $495,578. The outstanding receivables were $341,326 and the balances in the cash accounts totaled $154,252. On January 31, 2000 the Company's accounts payable totaled $158,517 of which $14,679 was over 120 days, $0 at 90 days, $0 at 60 days, $34,854 at 30 days and $108,984 was current.

     During the years ended December 31, 1999 and December 31, 1998, the Company raised $1,076,934 (including proceeds from the 504 Colorado offering described below) through private sales of stock. To execute the company's total strategy of small, capable, low-cost satellites and launch systems, the company requires significant funding. The current estimate is over $20 million which could come from a combination of private or public equity placements, commercial project financing and government program funding. At this time, the company does not have a commitment from any placement agent or underwriter to implement any additional public offering or from any government agency to obtain significant additional program funding for its products.

     On June 23, 1999, the Company filed for a registration statement for units consisting of one share of $.0001 par value common stock and one re-pricing warrant to purchase one share of common stock at a price equal to the average closing price for the ten trading days immediately preceding the date of issuance less the market price on the exercise date, divided by the market price, then multiplied by the number of shares purchased. The primary purpose of the offering was to raise $350,000 under Rule 504 of the Securities Act of 1933 to finance development of a hybrid rocket. That registration statement was made effective on August 26, 1999. The registration statement provided for a per unit price of $1.50 per share. Due to fluctuations in the market price of the Company's common stock, the Company was forced to negotiate a per unit price based on the five-day trading average, less thirty percent. The Company sold 343,339 units for an aggregate price of $313,000 to a single investor in Colorado. Following that sale, the Company determined to raise the aggregate offering price in order to allow it to obtain funding during preparation of this registration statement. The registration statement was amended for a total aggregate offering price of $730,000, with a per unit price based on the negotiated amount paid by the initial investor. Following effectiveness of the post-effective amendment on October 13, 1999, the Company sold an additional $10,000 in units under the offering. It has been more than 150 days since warrants were issued to the initial investor, and the stock price did not drop below the average closing price for the ten trading days immediately preceding the date of issuance of the units during that timeframe. As a result, those warrants will not be convertible. Warrants issued to the second investor are still outstanding.

     The repricing warrants are convertible into shares of common stock contingent upon the following conditions. If the average bid price of the Company's common stock on the over-the-counter Bulletin Board drops below the unit price in this offering during the 150 days immediately following issuance of the Units in this offering, the warrants will vest. Upon vesting, the holder of the warrants will have the right to participate in any subsequent registration of the Company's common stock ("piggyback registration") for the purpose of registering the common stock underlying the warrants. The warrant holder may not exercise the warrant prior to such piggyback registration. The vesting of the warrants merely gives the holder the right to participate in the piggyback registration. Once the piggyback registration is effective, the warrant holder will have 120 days the exercise the warrants, after which they will expire. If the 150-day average closing bid price of the common stock exceeds the Unit price in this offering, the warrants will automatically expire. Because the warrants may never become exercisable, the Company is not registering the underlying common stock in the offering. The warrants entitle the holders to acquire additional common stock based on the following formula, but in no event shall the market price be less than $1.25 per share:

       [PURCHASE PRICE - MARKET PRICE] x NUMBER OF SHARES PURCHASED
                 MARKET PRICE

     The "Market Price" is equal to the average closing bid price on the OTC Bulletin Board of the common stock for the ten trading days immediately preceding the date of exercise of the warrants. The Market Price shall not fall below the floor price of $1.25 for purposes of the above formula. If the Market Price is below $1.25, then it shall be set at $1.25 for purposes of exercising the warrants. The underlying common stock into which the warrants are exercisable is not being registered in this offering, but is registrable pursuant to the piggyback registration rights.

     It is uncertain what effect the Company's recent suspension from trading on the OTC Bulleting Board will have on outstanding warrants, and, there is no guarantee that, when and if a registration statement is filed by the Company, it will be made effective by the U.S. Securities & Exchange Commission. In the event the Company cannot obtain an effective registration statement, the repricing warrants will not be exercisable.

     On November 1, 1999, the Company signed an agreement with the Regents of the University of California Berkeley for the CHIPSat project discussed above. During the term of the agreement, the Company will receive fixed compensation for the above-referenced services in a total amount of $4,995,868, of which about $2.0 million is expected to be generated in 2000. The fixed price will be paid in increments over the term of the contract.

     The Company's auditors have expressed a formal opinion that because of the Company's prior financial results it "raises substantial doubt about its ability to continue as a going concern." The Company's opportunity to continue as a going concern depends upon our ability to consummate additional funding. This funding can come from a variety of sources, including public or private equity markets, state and federal grants and government and commercial customer program funding. As of the end of 1999, the Company's backlog of business was over $5.5 million. Through the first three months of 2000, we have won $500,000 of additional business and obtained $105,000 in California grant funds. We currently have an additional $2.4 million in outstanding commercial proposals and are preparing to submit an additional $3.0 million by the end of April 2000. We have outstanding grant proposals of $135,000 and will be submitting another grant proposal for $250,000 in early May.

      The Company's ability to execute a public offering or otherwise obtain funds, however, is subject to numerous factors beyond the Company's control, including, without limitation, a receptive securities market and appropriate governmental clearances. No assurances can be given that the Company will be profitable, or that any additional public offering will occur, that the Company will be successful in obtaining additional funds from any source or that the Company will be successful in implementing an acceptable exit strategy on behalf of its investors. Moreover, additional funds, if obtainable at all, may not be available on terms acceptable to the Company when the Company needs such funds or may be on terms which are significantly adverse to the Company's current shareholders. The unavailability of funds when needed would have a material adverse effect on the Company.

       The Company may also need to raise additional capital if, for example,
(i) significant delays occur in deploying its first deep-space mission due to technical difficulties, launch, or satellite failure, or other reasons; (ii) the Company does not enter into agreements with customers on the terms the Company anticipates; (iii) the Company's net operating deficit increases because it incurs significant unanticipated expenses; or (iv) the Company incurs additional costs from modifying all or part of NEAP or its proposed hybrid-related systems to meet changed or unanticipated market, regulatory, or technical requirements. If these or other events occur, there is no assurance that the Company could raise additional capital on favorable terms, on a timely basis or at all. A substantial shortfall in funding would delay or prevent deployment of NEAP and/or the hybrid-related systems.

RECENT DEVELOPMENTS

     In November 1999 SpaceDev hired Charles Lloyd, a leader in the commercial launch systems field, to be CEO of ISS and CFO for SpaceDev. Mr. Lloyd brings to the Company extensive experience in corporate finance and strategic planning as well as direct, recent experience with the development and implementation of a global marketing and sales organization for commercial launch systems.

     In December 1999 the Company completed negotiations with SIL to rescind the 1998 Share Acquisition Agreement between the parties and to arrange a more mutually beneficial trading relationship between SIL and the Company. As stated earlier, recent regulations of the Department of State restrict exports and imports of technology, including space products and engineering. The Company originally intended to use SIL's expertise in designing and manufacturing space radios. However, the new restrictions impeded the Company's ability to communicate its technical product enhancement requirements to SIL, eliminating an important reason for acquiring that company. For these reasons, management of the Company felt that doing business with SIL as a subsidiary created a liability under the new regulations, and rescission of the acquisition agreement has minimized the impact of the restrictions on the Company. The divestiture of SIL allows us to be more flexible in our decisions regarding competition and selection for space system products and services, including communications equipment and electronics. The flexibility allows us to make better business decisions based on capabilities and price versus buying from SIL simply because it is part of SpaceDev. Management believed rescission of the agreement would allow the Company more flexibility in its relationship with SIL. Although the long-term financial effects of the rescission on the Company are unclear, management anticipates that, initially, the rescission will have a positive net effect on the Company's balance sheet.

      In February 2000, the Company received approval from a financial institution to refinance the $1.3 million first mortgage on the company's office building. This refinancing changes the first mortgage from a one-year term loan to a 25-year term loan and reduces the interest expense from 13% to 10%.

     In March 2000 SpaceDev hired Stanley W. Dubyn, a leader in the small satellite field, to be President and Chief Operating Officer of SpaceDev. Mr. Dubyn brings to the Company extensive experience in satellite design and manufacturing as well as government and commercial marketing, strategic planning and executive management.

     Pursuant to the continuing implementation of the OTC Bulletin Board(R) Eligibility Rule implementation, the Company received notice on or about March 10, 2000 that the fifth character "E," which denotes delinquency in SEC reporting requirements, was added to its trading symbol pending SEC clearance of this Registration Statement. The NASD has indicated that the symbol will be removed when it has received notice from the SEC to the effect that the Commission has no further comments with respect to the Registration Statement. Since this Registration Statement was not cleared by the SEC by April 5, 2000, the Company's symbol was delisted from the OTCBB. The Company continues trading on the NQB system. The Company has been informed by the NASD that it will be able to relist its common stock upon clearance of this Registration Statement and filing of Form 211 with the NASD by one or more of the Company's market makers. At the current time, SpaceDev is trading on the NQB Electronic Quotation System. When the NASD receives notice from the SEC that the SEC has no further comments with respect to this Registration Statement, it is anticipated that SpaceDev trading will return to the OTCBB and trade under the symbol of SPDV.

YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the recent change in the century. Others do not correctly process "leap year" dates. The Company has not experienced any technical difficulties as a result of this problem, however, systems and applications could fail or create erroneous results during the next six months. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated are year 2000 compliant because the Company has little or no control over the design production and testing of its customers' products.

     The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations. Contingency plans include alternative vendors and procedures. Remediation costs associated with the Year 2000 have been minimal for the Company. SpaceDev believes such costs will continue to be nominal through the next six months.

ITEM 3.  DESCRIPTION OF PROPERTY

     SpaceDev owns over 25,000 square feet of office, engineering and manufacturing space in Poway, CA. In December 1998 the Company purchased its headquarters facility in the Poway Industrial Park complex and proceeded to invest $300,000 in modifications and improvements before moving in mid-May (SpaceDev corporate and ISS). Key uses of the Poway facility are program and project conferences and meetings, engineering design, engineering analysis, spacecraft assembly, avionics labs and software labs and media outreach. By late 1999 the Company had defined plans for outfitting the building with a 1,800 square foot clean room facility to support spacecraft integration and additional space for testing, an avionics test area, machine shop and shipping/receiving area. Completion of these improvements is expected in 2000.

      We have not yet started the build-out of the clean room facility. The build-out will consist of the addition of upgraded air-handling equipment, new doors and new floor coverings. The space for the clean room is already a part of the existing structure that SpaceDev owns. The facility is required to be in place by January 2001. The total cost of the facility is estimated to be less than $80,000.

     The Company also has plans for a Mission Control Center in the Poway building and expects this to be completed in 2001 prior to the CHIPSat launch in 2002. Avionics systems may be built up from components and undergo system-level tests at this location prior to shipment to other facilities. Because these improvements depend on the Company obtaining adequate funding, there can be no assurance that they will be completed as scheduled.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information as of December 31, 1999 concerning the beneficial ownership of the Company's common stock by (i) each director,
(ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 10% of its outstanding Common Stock, and
(iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

------------------------------ ----------------------------------- ---------------------------- --------------------
                                 Name and Address of Beneficial       Amount and Nature of      Percent of Class(4)
Title of Class                              Owner(2)                  Beneficial Ownership
------------------------------ ----------------------------------- ---------------------------- --------------------
$.0001 par value common stock  James W. Benson, CEO and                        9,628,413(2)(3)        73%(1)
                               Susan Benson, Secretary
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Philip E. Smith                                         213,335          1.5%
                               Chief Operating Officer
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Jan A. King, Vice President                               5,000         <0.1%
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Wesley T. Huntress Jr., Director                          8,868         <0.1%
                               13855 Stowe Drive
                               Poway, California  92064

$.0001 par value common stock  Officers and Directors as a group                     9,855,616        71%(1)

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 13,866,493 shares outstanding on March 31, 2000.
(2) Does not include options to purchase 500,000 shares of common stock currently exercisable.
(3) Represents 236,000 shares held directly by James W. Benson; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by James W. Benson; and 497,413 shares recently transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation.
(4) The table does not reflect options to purchase 500,000 shares issued to Charles H. Lloyd during fiscal year 1999.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The management and directors of the Company's business activities are under the control of its Board of Directors. Its Chief Operating Officer, Stanley W. Dubyn, manages the Company's daily operations. The Company currently has four directors. Below are the executive officers and directors of the Company.

NAME                             POSITION HELD
----                             -------------

James W. Benson                  Chief Executive Officer,
13855 Stowe Drive                Director, Chairman of the Board
Poway, California 92064

Stanley W. Dubyn***              Director, President and Chief Operating Officer
13855 Stowe Drive
Poway, California 92064

Charles H. Lloyd**               Director, Chief Financial Officer
13855 Stowe Drive
Poway, California 92064

Susan Benson                     Secretary
13855 Stowe Drive
Poway, California 92064

Jan King                         Vice-President, Space Engineering
13855 Stowe Drive
Poway, California 92064

Wesley T. Huntress*              Director
13855 Stowe Drive
Poway, California 92064

     *   Denotes Independent Director
     ** Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. Mr. Lloyd has been appointed Chief Financial Officer of SpaceDev.
     *** Philip E. Smith resigned as a Director of the Company in November 1999.
         The Board of Directors has appointed Charles H. Lloyd and Stanley W. Dubyn to act as interim directors until the next annual shareholders' meeting.

     The following is a summary of the business experience of the officers and directors of the Company as well as other key employees.

     JAMES W. BENSON, age 54, is the founder, Chairman and Chief Executive Officer of the Company. Mr. Benson served as SpaceDev President until he resigned from that position on February 4, 2000. Mr. Benson is also a Director of the Company, a position he has held since October 1997. In 1984, Mr. Benson founded Compusearch Corporation (later renamed Compusearch Software Systems), in McLean, Virginia. The company was based on use of personal computers to create full text indexes of massive government procurement regulations and to provide fast full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching, which later grew to encompass such systems as worldwide web search engines. Seeing related opportunities in document and image management, Mr. Benson started the award-winning ImageFast Software Systems in 1989, which later merged with Compusearch. ImageFast was awarded PC Magazine's Editor's Choice in 1994. In 1995, Mr. Benson sold Compusearch and ImageFast, and retired at age fifty. After months of research, Mr. Benson started SpaceDev LLC, which was acquired by the Company in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel and a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

     STANLEY W. DUBYN, age 43, has been appointed as an interim director of the Company, a position he has held since February 4, 2000, and has been appointed as President and Chief Operating Officer for the Company. Mr. Dubyn was formerly Senior Vice-President and Chief Operating Officer for Spectrum Astro, Inc. in Manhattan Beach, California, a position he held since October 1990 and which he resigned prior to becoming an officer of the Registrant. In that capacity, Mr.

Dubyn was responsible for overall cost, schedule and technical management and oversight of company business activities with NASA, USAF, BMDO DARPA, classified and government customers, and managed over $75 million in prime contract revenue associated with spacecraft design, development, manufacturing, integration, test, launch and on-orbit operation. He was directly responsible for proposal management and winning a $1.5 billion NASA Goddard Space Flight Center contract. Mr. Dubyn has managed subcontracts and suppliers totaling over $34 million, many with new development technologies on compressed delivery schedules, and has functioned as director of new business and marketing for all classified, defense and NASA programs for Spectrum Astro. Concurrently with his employment for Spectrum Astro, Mr. Dubyn has acted as program manager on the following projects: New Millennium Deep Space One (October 1995-February 1997), Mars-98 Orbiter & Lander (February 1995 - October 1995), MSTI-3 (May 1994 - February
1995), MSTI-2 (November 1992 - May 1994), MSTI -1, where he also acted as Chief Systems Engineer (November 1991 - November 1992) and DSP Evolution Study (October 1991 - November 1992). Prior to going to work with Spectrum Astro, Mr. Dubyn worked for TRW Space & Technology Group from June 1982 to October 1990, where he worked on a variety of classified projects in a myriad of capacities, including Program Manager and Director of STS Training for the Defense Projects Division. From May 1978 to June 1982, Mr. Dubyn worked for Hughes Aircraft Company, Space & Communications Group in El Segundo, California as a Mission and Systems Analyst, STS Integration Engineer and Preliminary Design Engineer, and, from July 1977 to September 1997, Mr. Dubyn worked for Rockwell International, B-1 Division s a Stuctural Analyst. Mr. Dubyn received his Master of Science Degree, Aerospace Engineering in 1981, and a Bachelor of Science Degree in Aerospace Engineering in 1978 from the University of Southern California. He has been honored throughout his career with awards for recognition and achievement, including the Hughes Aircraft Co. Masters Fellowship Award in 1980 and American Institute of Aeronautics and Astronautics Judging Awards in 1986, 1987 and 1988. In 1990, Mr. Dubyn received the TRW Chairman's Award for Innovation.

     CHARLES H. LLOYD, age 49, has been retained as the Company's Chief Financial Officer following resignation of that position by Thomas W. Brown on November 3, 1999. Mr. Lloyd has also been named the CEO of the Company's ISS subsidiary. Mr. Lloyd was formerly the CEO and President of International Launch Services (ILS), a joint venture of Lockheed Martin Corporation, Khrunichev State Research and Production Space Center and RSC Energia. Mr. Lloyd was employed by ILS and its predecessor joint venture LKE from 1993 to 1998. During his tenure at ILS, he was responsible for the development, expansion, and ongoing operation of the joint venture. Lloyd aggressively marketed product lines globally, not only by overcoming cultural barriers, but also by structuring the organization to support multiple product and management requirements. He is credited with developing strategic international relationships between the United States and Russia, and with setting the industry standard for strict controls in the transfer of technology. Lloyd and his team at ILS generated over a billion dollars in new contracts and developed competitive markets in Asia, Europe, and North America, all of which have provided increased revenues. Mr. Lloyd has close to 20 years of senior management experience in high technology, international service and manufacturing environments, with most of that time in positions focused on operations management, marketing and finance and administration. Prior to his employment with Lockheed and ILS, Mr. Lloyd held several management positions at General Dynamics (GD). He was Vice President and Managing Director, and responsible for the management and operations of General Dynamics Commercial Launch Services. Prior to that, he was Vice President of Finance and Controller of GD Space Systems, and Vice President of Finance and Administration of GD Services Company. Mr. Lloyd began his career as a Senior Financial Planning Analyst at Ford Motor Company in 1975. Mr. Lloyd holds a Masters of Business Administration from the University of Michigan and earned his Bachelor of Arts Degree in Finance from Virginia Polytechnic Institute and State University.

     SUSAN BENSON, age 54, has served as the Company's Secretary since its inception. She is the wife of James W. Benson. Ms. Benson was the Customer Support Manager for Compusearch Software Systems in McLean, Virginia from 1986 through 1995.

     JAN KING, age 52, has served as Vice-President of the Company since August 1998. With more than 30 years experience in the field, Mr. King has a distinguished record within the small satellite and launch vehicle communities. During this time he has been associated with the design and development of 17 small spacecraft and 9 larger spacecraft, as well as one launch vehicle. He has also provided technical advice and consulting support to other corporations and organizations regarding small satellite system technology. Some of his previous positions include: Schriever Chair Professor (endowed chair), Dept. of Astronautics, United States Air Force Academy (1997 - 1998); Vice President, Technology, Qualcomm, Inc., Boulder, Colorado (1995 - 1997); Vice President of Boulder Operations, Orbital Sciences Corporation (1989 - 1995); Vice President for Space Technology, Member BOD and Founder, Skylink Corporation; Aerospace Technologist, NASA/GSFC; Vice President for Engineering, Member of the BOD, Co-founder of the Radio Amateur Satellite Corp., Washington, D.C. Mr. King received a Bachelor of Science degree in Physics from Oakland University in 1968 and a Master of Science degree in Electrical Engineering from Catholic University of America in 1973.

      WESLEY T. HUNTRESS, age 57, was elected to the Company's Board of Directors as an Independent Director at the Company's annual shareholder meeting held June 30, 1999. Dr. Huntress is currently Director of the Geophysical Laboratory at the Carnegie Institution of Washington in Washington, DC, where he leads an interdisciplinary group of scientists in the fields of high-pressure science, astrobiology, petrology and biogeochemistry. Prior to his appointment at Carnegie, Dr. Huntress served the Nation's space program as the Associate Administrator for Space Science at NASA from October 1993 through September 1998 where he was responsible for NASA's programs in astrophysics, planetary exploration, and space physics. During his tenure, NASA space science produced numerous major discoveries, and greatly increased the launch rate of missions. These discoveries include the discovery of possible ancient microbial life in a Mars meteorite; a possible subsurface ocean on Jupiter's moon Europa; the finding that gamma ray bursts originate at vast distances from the Milky Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory (JPL). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.

ITEM 6.  EXECUTIVE COMPENSATION

REMUNERATION PAID TO EXECUTIVES

     The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:

                                               SUMMARY COMPENSATION TABLE

                                                                         Long Term Compensation
                          -------------------------------------- ---------------------------------------
                                  Annual Compensation                     Awards              Payouts
                          -------------------------------------- -------------------------- ------------
                                                       Other      Restricted  Securities                  All Other
Name and                                               Annual       Stock     Under-lying      LTIP         Compen-
Principal                                           Compensation   Award(s)   Options/       Payouts        sation
Position        Year(3)   Salary ($)   Bonus ($)        ($)          ($)      SARs (#)          ($)           ($)
--------------- --------- ------------ ------------ -----------  ------------ ------------- ------------ ------------
James W.        1997                             -           -             -     2,500,000            -            -
Benson, CEO(4)  1998                -            -           -             -       100,000            -            -
                1999                0            -           -             -             -            -            -
                                    0

Charles H.      1997                             -           -             -             -            -            -
Lloyd, CFO(1)   1998                -            -           -             -             -            -            -
                1999                -            -           -             -       450,000            -            -
                                8,077

Philip E.       1997                -            -           -             -             -            -            -
Smith, COO(6)   1998           61,060            -           -             -       100,000            -            -
                1999           43,388            -           -             -             -            -            -

Thomas Brown,   1997                -            -           -             -             -            -            -
CFO(1) (5)(8)   1998           59,246            -           -             -       100,000            -            -
                1999           68,454            -           -             -             -            -            -

Susan Benson,   1997                             -           -             -             -            -            -
Secretary       1998                -            -           -             -             -            -            -
                1999                0            -           -             -             -            -            -
                                    0

Jan King,       1997                -            -           -             -             -            -            -
V.P.(7)         1998           43,154            -           -        10,000             -            -        5,500(2)
                1999          134,133            -           -             -             -            -            -

(1) Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. Charles H. Lloyd was appointed Chief Executive Officer upon Mr. Brown's resignation.
(2) Represents a relocation allowance paid upon execution of Mr. King's employment agreement.
(3) Figures for 1999 represent actual compensation and represent true year-end compensation.
(4)  James W. Benson purchased 100,000 shares for $.50 per share in October
     1998.
(5) Certain of the employees listed above have earned compensation in excess of the actual amount paid during fiscal year ended 1999, pursuant to the terms of their various employment agreements, as discussed below. In 1999, Thomas Brown was paid $68,454. This amount is less than the amount due to him under the provisions of his employment agreement. In order to compensate Mr. Brown for the deficiency, the Company has entered into an Amendment to his employment agreement whereby the amount of compensation due has been revised to reflect the actual amount paid, and the Company agrees to issue 10,000 shares of its common stock to Mr. Brown.
(6) On February 5, 2000, the Company negotiated a Separation and Release Agreement with Philip E. Smith, then Chief Operating Officer of ISS. Pursuant to the Separation and Release Agreement, the Company has agreed to pay off a promissory note previously issued to Mr. Smith in six monthly installments, for a total of $70,000, and to pay Mr. Smith his base salary of $90,000 for the period from January 29, 1999 to February 11, 2000. Mr. Smith has agreed to make himself available for meetings, introductions, review sessions, strategy meetings and to otherwise assist the Company and ISS for a period of six months. All other claims of Mr. Smith have been released, including claims to back-salary and authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan. On March 4,

     2000, Stanley W. Dubyn became President and Chief Operating Officer of the Company.
(7) Pursuant to his employment agreement with the Company, Mr. King may receive an additional 50,000 plus shares of common stock in the Company upon reaching certain milestones as follows: 5,000 shares per year following his first year of employment; 10,000 shares upon successful completion of the Company's first lunar or deep-space spacecraft; 15,000 shares upon successful launch of the Company's first lunar or deep-space spacecraft; and 25,000 shares for successful completion of the Company's first lunar or deep-space mission.
(8) On April 5, 2000, the Company negotiated a Separation and Release Agreement with Thomas Brown. Pursuant to the Separation and Release Agreement, the Company agreed to pay Mr. Brown an early termination penalty at the rate of $60,000 (Termination Rate) in seven installments. As additional consideration Mr. Brown will be granted 5,000 shares of restricted SpaceDev stock issued on April 28, 2000 and held in escrow until January 15, 2001. All other claims of Mr. Brown have been released, including authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

     During the last fiscal year and as of December 31, 1999, the Company granted stock options to executive officers as set forth in the following table:

                    OPTION/SAR GRANTS ENDED DECEMBER 31, 1999

                                         Individual Grants
-------------------------------------------------------------------------------------------------
                           Number of        % of Total
                           Securities       Options/SARs
                           Underlying       Granted to
                           Options/SARs     Employees in      Exercise of Base
Name                       Granted (#)      Fiscal Year       Price ($/Sh)        Expiration Date
----                       -----------      -----------       ----------------    ---------------
James W. Benson                     _                -                      -                  -

Charles H. Lloyd              450,000             100%                  $1.34           11/01/09

Philip E. Smith                     -                -                      -                  -

Thomas W. Brown                     -                -                      -                  -

Susan Benson                        -                -                      -                  -

Jan King                            -                -                      -                  -

     The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

                                                                        Number of
                                                                        Securities            Value of Unexercised
                                                                        Underlying            In-the-Money
                                                                        Unexercised           Options/SARs at
                                                                        Options/SARs at       FY-End ($)
                                                                        FY-End (#)

                           Shares Acquired on                           Exercisable/          Exercisable/
Name                       Exercise (#)           Value Realized ($)    Unexercisable         Unexercisable
-------------------------- ---------------------- --------------------- --------------------- ----------------------
James W. Benson(1)                             0                     0               500,000/              $500,000/
                                                                                   2,000,000                      0

Charles H. Lloyd                               0                     0             0/450,000                    0/0

Philip E. Smith(3)                             0                     0             0/100,000                    0/0

Thomas W. Brown(3)                             0                     0             0/100,000                    0/0

Susan Benson                                   0                     0                     0                      0

Jan King                                       0                     0                     0                      0

(1) Mr. Benson owns options to purchase 2,500,000 shares of the Company's Common Stock as follows:
     500,000 Shares at $1.00 currently vested
     500,000 Shares at $1.50 vesting upon the Company obtaining $6,500,000 additional equity capital
     500,000 Shares at $2.00 vesting upon the financing and execution of definitive space launch agreement
     500,000 Shares at $2.50 vesting upon launch of first lunar or deep-space mission
     500,000 Shares at $3.00 vesting upon successful completion of first lunar or deep-space mission
(2) Under the terms of Mr. Lloyd's employment agreement with ISS, SpaceDev, as the parent corporation, agreed to grant Mr. Lloyd stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement. These options begin vesting three (3) months after the date of grant. On February 1, 2000, the Company issued options to purchase an additional 250,000 shares of common stock to Mr. Lloyd at a per share price of $1.44 (the then fair market value) pursuant to the agreement. Mr. Lloyd will receive an additional options to purchase 500,000 stock options shares at a rate of 250,000 per quarter during the remainder of his first year of employment with ISS. Additionally, the Company agreed to issue Mr. Lloyd non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $3,000,000 within the first nine (9) months of his employment. These options will be issued on a sliding scale based on a maximum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. All options will be exercisable at the fair market value of the common stock on the date the option was granted.
(3) Pursuant to employment agreements with Philip E. Smith and Thomas W. Brown, the Company issued performance-based options to purchase 100,000 shares of common stock to each of those individuals. The options held by Philip E. Smith and Thomas Brown were canceled pursuant to their Release and Separation Agreements with the Company.

REMUNERATION PAID TO DIRECTORS

     The following table sets forth the remuneration paid to the Company's directors during its fiscal year ended December 31, 1999.

                                          Cash Compensation                              Security Grants
                        ------------------------------------------------------ -------------------------------------
                                                                                                  Number of
                                                                                                  Securities
                        Annual Retainer                     Consulting         Number of          Underlying
Name                    Fees              Meeting Fees      Fees/Other Fees    Shares             Options/SARs
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
James W. Benson                        -                 -                  -                  -                  -

Charles H. Lloyd(1)                    -                 -                  -                  -                  -

Wesley T. Huntress(2)                  -                 -                  -              4,444                  -

Thomas W. Brown(3)                     -                 -                  -                  -                  -

Susan Benson (3)                       -                 -                  -                  -                  -

Philip E. Smith(1)                     -                 -                  -                  -                  -


(1) Philip E. Smith resigned as a director of the Company in November 1999. The Board has elected Charles H. Lloyd and Stanley W. Dubyn to serve as interim directors until the next annual shareholders' meeting.
(2) Wesley T. Huntress Jr. was elected to the Board at the 1999 Annual Shareholders' Meeting. Pursuant to an agreement with the Company, Mr. Huntress will receive a total of $10,000 in the Company's common stock as compensation for his services as a director in two separate issuances during the first two years of his directorship. The table reflects the first issuance of 4,444 shares pursuant to that agreement. Mr. Huntress has recently received the second issuance of 4,424 shares. Additionally, Mr. Huntress will receive options to purchase a total of $10,000 shares. Mr. Huntress was recently issued an option to purchase 4,425 shares at a per share price of $1.13, the fair market value on January 1, 2000, when the options were due to be issued pursuant to the agreement.
(3) Thomas B. Brown and Susan Benson resigned their positions on the Board by not running for re-election at the 1999 Annual Shareholders' Meeting.

EMPLOYMENT AGREEMENTS

     On November 21, 1997, the Company entered into a five-year employment agreement with its President, James W. Benson. This agreement provides for compensation of salary and stock as well as stock options. This agreement also prohibits Mr. Benson from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.

     On February 7, 1998, the Company, through ISS, entered into three-year employment agreements with its (then) Chief Operating Officer, Philip E. Smith, its Manager of Business Development, Jack A. Rubidoux, and its (then) Chief Financial Officer, Thomas W. Brown. These agreements provide for compensation of salary and stock to the employees. The agreements also prohibit the employees from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for three years after termination of employment.

     On February 5, 2000, the Company negotiated Separation and Release Agreements with Philip E. Smith, then Chief Operating Officer of ISS, and Jack Rubidoux, an employee of ISS, with whom ISS had employment agreements binding these individuals to ISS and the Company. Pursuant to the Separation and Release Agreement with Jack Rubidoux, the Company has agreed to pay his base salary for the period from January 29, 1999 to February 11, 2000, a total of $70,000. Mr. Rubidoux has agreed to be available to the Company for a period of six months from the date of the agreement. Pursuant to the Separation and Release Agreement with Philip E. Smith, the Company has agreed to pay off a promissory note previously issued to Mr. Smith in six monthly installments, for a total of $70,000, and to pay Mr. Smith his base salary of $90,000 for the period from January 29, 1999 to February 11, 2000. Mr. Smith has agreed to make himself available for meetings, introductions, review sessions, strategy meetings and to otherwise assist the Company and ISS for a period of six months. All other claims of Mr. Smith and Mr. Rubidoux have been released, including claims to back-salary and authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

     On August 3, 1998, the Company entered into a one-year employment agreement with its Vice President of Space Engineering, Jan King. This contract will automatically renew for one-year periods unless either party gives the other written notice and provides for compensation of salary and stock to the employee. Mr. King agreed to assign his interest in all inventions and intellectual property developed by him in conjunction with his employment to the Company. The agreement also prohibits Mr. King from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.

     On November 1, 1999, the Company, through ISS, entered into an employment agreement with its Chief Financial Officer, Charles H. Lloyd. The agreement automatically renews for one-year periods until terminated by written notice of either Mr. Lloyd or the Company. This agreement provides for compensation of salary and options to the employee. The agreement also prohibits the employee from competing with the Company for one year after termination of employment.

     On February 4, 2000, the Company entered into an employment agreement with its President and Chief Operating Officer, Stanley W. Dubyn. The agreement automatically renews for one-year periods until terminated by written notice of either Mr. Dubyn or the Company. This agreement provides for compensation of salary and options to the employee. The agreement also prohibits the employee from competing with the Company for one year after termination of employment. Pursuant to that agreement, Mr. Dubyn will receive 50,000 shares and options to purchase an additional 50,000 shares of the Company's common stock upon successful completion of his first year of employment.

     On April 5, 2000, the Company negotiated Separation and Release Agreements with Thomas Brown. Pursuant to the Separation and Release Agreement, the Company agreed to pay Mr. Brown an early termination penalty at the rate of $60,000 (Termination Rate) in seven installments. As additional consideration Mr. Brown will be granted 5,000 shares of restricted SpaceDev stock issued on April 28, 2000 and held in escrow until January 15, 2001. All other claims of Mr. Brown have been released, including authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

EMPLOYEE BENEFITS

     The Company has adopted, at its 1999 Annual Stockholder Meeting, an Incentive Employee Stock Option Plan under which its Board of Directors may grant employees, directors and affiliates of the Company opportunities to purchase Incentive Stock Options, Supplemental Stock Options and to receive stock bonuses or rights to purchase restricted stock of the Company. Incentive Stock Options will only be available to employees, including officers, and affiliates of the Company; they will not be available to non-employee directors. The exercise price of the Incentive Stock Options shall not be less than 100% of the fair market value of the stock subject to the option on the date the option is granted. The exercise price for the Supplemental Stock Options will not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The Company will be required to reserve an amount of common shares equal to the number of shares which may be purchased as a result of such stock awards.

     The Company also offers a variety of health, dental, vision and life insurance benefits to its employees. The Company also offers a 401(k) program to its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James W. Benson, the Company's Chief Executive Officer and Chairman of the Board of Directors, and Susan Benson, the Company's Secretary, are husband and wife.

     James W. Benson has personally guaranteed the letters of credit of the Company's subsidiary, Integrated Space Systems in the amount of $250,000. Mr. Benson also personally guaranteed two loans for the purchase of the Company's new headquarters; the loans are in the amount of $1,800,000.

     There is a note payable to James and Susan Benson in the amount of $655,992 as of the end of 1999. This note represents a combination of a number of smaller notes that were executed over the last several years. The funds from these loans were used for general Corporate purposes and carry an interest rate of 10%. At the present time the notes are being paid off at the rate of $6,000 per month.

     Additionally, the Company has recorded a note payable of $62,010 to Philip
E. Smith in 1998. The note was released pursuant to the Separation and Release Agreement signed by Mr. Smith on February 5, 2000. Pursuant to the terms of the release, the Company has given a new note to Mr. Smith in the total amount of $70,000, including principal and interest. See "Employment Agreements" above.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue up to 50,000,000 shares of its $.0001 par value common stock, of which 13,866,493 shares are issued and outstanding as of March 31, 2000. The Board of Directors may issue additional shares of Common Stock without the consent of the holders of Common Stock.

     VOTING RIGHTS

     Each outstanding share of Common Stock is entitled to one vote. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose.

     NO PREEMPTIVE RIGHTS

     Holders of Common Stock are not entitled to any preemptive rights.

     DIVIDENDS AND DISTRIBUTIONS

     Holders of Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefore and to share pro rata in any distributions to holders of Common Stock upon liquidation or otherwise. However, the Company has not paid cash dividends on its Common Stock, and does not expect to pay such dividends in the foreseeable future.

PREFERRED STOCK

     The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 10,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine. The conversion ratio is subject to certain anti-dilution adjustments, and the holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. In 1997, 82,450 shares of Series B Convertible Preferred Stock were issued at $3.64 per share and each was convertible at the option of the holder into 100 shares of common stock. As of the date of this filing, all of the Series B Convertible Preferred Stock has been converted, and there are no preferred shares outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      The Company's Common Stock traded on the Over the Counter Bulletin Board from August 1998 to April 6, 2000 under the symbol "SPDV." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board for each quarter as reported by Tradeline. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

END DATE             HIGH                LOW                 CLOSE
--------             ----                ---                 -----

03/31/99             2 1/2               1 7/8               2 1/4

06/30/99             2 3/8               1 1/2               2 1/4

09/30/99             2 3/8               1 1/8               1 3/8

12/31/99             1 7/8                 7/8               1 1/8

3/31/00              2                   25/32               1 3/4

HOLDERS

     As of March 31, 2000, there were approximately 151 holders of record of the Company's common stock.

DIVIDENDS

     The Company has never paid a cash dividend on its Common Stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     On August 6, 1998, the Securities and Exchange Commission ("SEC") issued a Cease-and-Desist Order against the Company and James W. Benson for violation of
Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Without admitting or denying the allegations, the Company and Mr. Benson submitted offers of settlement to the SEC, which were accepted on April 13, 1999. No sanctions were issued against either the Company or Mr. Benson. The resulting order requires the Company and Mr. Benson from committing or causing violations of those provisions in the future.

     Currently, there is no litigation pending or, to the Company's knowledge, threatened, against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     During its last fiscal year and as of the date of this Registration Statement, the Company has had no changes in or disagreements with its principal independent accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor has the Company's principal accounting firm resigned or declined to stand for re-election.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During 1997, the Company entered into a five-year employment agreement with its president. As part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted Common Stock. In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

     On October 22, 1997, the Company entered into agreements with three individual investors, Tuscan Capital Ltd., Robert Beaton and Allen Gelbard, to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. The options were granted for a total of 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.066 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option-pricing model, the fair value of the stock options issued for these services was $211,333. As a result, the Company recognized $211,333 in consulting expenses in 1997 related to the issuance of Common Stock options. All of these options were exercised in 1998. The options were issued pursuant to Rule 701 of the Securities Act. Also, during 1998, the Company issued 573,150 shares of Common Stock upon the exercise of stock options pursuant to Rule 504.

     On February 7, 1998, the Company entered into a Share Acquisition Agreement with ISS, pursuant to which it issued 2,000,000 shares of its Common Stock under
Section 4(2) of the Securities Act in exchange for the outstanding shares of ISS (then a privately held company). ISS is now a wholly owned subsidiary of the Company. In addition to the issuance of shares, the ISS shareholders also received two seats on the Board of Directors of the Company, and former employees of ISS became employees of the Company; such employees to receive performance options for up to an additional 300,000 shares.

     In August 1998, the Company secured intellectual property, including patents and trade secrets, from a former shareholder of American Rocket Company (AMROC), Alan M. Voorhees, who had acquired them from AMROC. AMROC was an aerospace company active during the late 1980s and early 1990s. The consideration for the intellectual property was warrants to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of the Company's Common Stock over the following 10-year period, depending on the Company's annual revenues received from the license, sale, use or other disposition of the intellectual property as follows: (1) the Company issued warrants to purchase 25,000 shares of Common Stock at 50% of their fair market value on the date of execution of the agreement, (2) the Company issued additional warrants to purchase 25,000 shares issued for the second year of the agreement; and (3) the Company will issue warrants to purchase either an additional 25,000 shares or one share for each $125 in revenues generated by the technology on the third anniversary date of the agreement. Commencing with the fourth year and extending through the tenth anniversary date of the Agreement, Mr. Voorhees will receive revenue-based warrants only on the basis of one share for each $125 in revenues generated by the technology. Mr. Voorhees will receive warrants to purchase a maximum of 3,000,000 shares or shares valued at $6,000,000 based on the recognized value of the Common Stock. For purposes of the agreement with Mr. Voorhees, the "recognized value" of the Company's Common Stock means the sum of (1) the cumulative difference between the market price on the date of issuance and the strike price for each warrant then owned by Mr. Voorhees and (2) the cumulative difference between the market price on the date of exercise and the strike price for each warrant previously exercised by Mr. Voorhees. The "market price" is the 10-day average closing price of the common stock immediately prior to determination of recognized value. The warrants issued to Mr. Voorhees were issued pursuant to the private offering exemption in Section 4(2) of the Securities Act.

     On October 1, 1998 the Company entered into a Common Stock Exchange Agreement with SIL pursuant to Section 4(2) of the Securities Act. Upon execution of the Agreement, the Company obtained all outstanding shares of SIL (then a privately held company) and issued 1,000,000 shares of the Company's Common Stock to the SIL shareholders. The Company also agreed to issue additional shares of Common Stock valued at $1,000,000 to the SIL shareholders in installments, with the final installment due on July 15, 2000. SIL shareholders also received incentive stock options for 500,000 additional shares. SIL became a wholly owned subsidiary as a result of this Agreement. In December 1999, the Company and SIL negotiated a rescission of the Share Acquisition Agreement, pursuant to which the shares were returned and the options were canceled.

     In four separate transactions between September 2, 1998 and October 16, 1998, the Company's Chief Executive Officer, James W. Benson, purchased a total of 348,000 shares of the Company's common stock at a per share price of $0.50 pursuant to Section 4(2) of the Securities Act, 60,000 of which are held by his three children. The sale was made at a time when the company had little credit and no collateral with which to obtain outside financing and was left with the option of either borrowing funds or selling restricted stock to members of management. Due to the resale restrictions on the stock, the shares were issued at a discount from market rate since they are inherently less valuable than the company's free trading stock. There was no set method for determining the percentage discount from the closing price of the company's common shares on the OTC. During 1998, the Company recorded approximately $126,000 of compensation expense related to the 348,000 shares of Common Stock issued to the president at less than fair market value.

     As part of an employment agreement with Jan King, the Company issued 5,000 shares of Common Stock as a signing bonus and recorded $8,750 of compensation expense, based on the five-day trading average for the five days immediately preceding and the five days immediately following the date of the transaction. The agreement renews annually and can be canceled by either party under provisions of the agreement. Upon renewal of the agreement, Mr. King will receive 5,000 shares of Common Stock annually for two years.

     In conjunction with the Common Stock Exchange Agreement between the Company and ISS, the Company granted options to three key employees to purchase up to 350,000 shares of restricted Common Stock with exercise prices between $1.50 and $3.50 per share. The vesting of these options is contingent on several future events. Should these events not occur, no options would vest. These options were to be issued pursuant to Rule 701 of the Securities Act. Effective February 5, 2000, as part of separation agreements with two of these individuals, 200,000 of these options were canceled.

     During 1999 and 2000, the Company issued a total of 39,926 shares of restricted stock to its former employee, Rex Ridenoure, to perform services for the Company. Mr. Ridenoure received the number of shares equal in value to the number of hours worked and reimbursement of expenses incurred during each bi-monthly pay period, based on the average trading price for the Company's common shares on the OTC for each such period. Mr. Ridenoure worked at competitive hourly rates, and kept meticulous records of his time and expenses.

     All of the above referenced securities are restricted by Rule 144 of the Securities Act of 1933.

     During 1998 and 1999, the Company issued shares in a series of transactions pursuant Rule 504 and Section 4(2) including 92,140 shares issued to sales and public relations firms in 1998, as follows:

     The first of these transactions took place as a result of the exercise of options held by Tuscan Capital, Ltd., Robert Beaton (February 1998), and Allen Gelbard (December 1998), as discussed in more detail above. The options were exercised at a per share price of $0.066 per share for a total of 573,150 shares. The shares were issued pursuant to Rule 504.

     In May 1998, the Company issued 53,400 shares of restricted common stock as compensation for services rendered in the design of the NEAP mission under
Section 4(2). This transaction resulted from an arms-length transaction in which the value of the services was determined first, with the Company offering shares of common stock in lieu of cash payment. The parties negotiated the number of shares to be issued without a set per share price. Due to the resale restrictions on the shares to be issued, they were not valued at the trading price of the Company's common stock on the OTC.

     In June 1998, JP Carey, Inc. placed 261,903 shares of the Company's common stock at 75% of the average closing bid price of the common stock for the preceding day, with an average per share price of $1.34. J.P. Carey had signed a letter agreement with the Company to place up to $890,000 in shares pursuant to Rule 504 in exchange for a fee equal to 10% of the aggregate price of all shares placed in the offering plus a 1% non-accountable expense allowance.

     From October to December 1998, the Company entered into separate transactions with De Jong & Associates and The Hayley Sumner Company, Inc., a public relations firm and publicist respectively, pursuant to which the Company issued shares in exchange for services. A total of 28,750 shares were issued to De Jong & Associates in three transactions at per share prices of $2.50, $2.01 and $2.30, respectively, based on the average bid and ask prices for the common stock at the time the shares were issued. A total of 3,334 shares were issued to The Hayley Sumner Company, Inc. in two separate transactions of 1,667 shares each, at per share prices of $0.81 and $1.94, respectively. In 1999, the Company issued additional common shares to The Hayley Sumner Company, Inc. in two separate transactions for services rendered on February 7, 1999 (721 shares) and April 28, 1999 (2,390 shares). The per share value in each of these transactions was based on the average bid and ask prices for the common stock at the time the shares were issued. These shares were issued in reliance on the exemption from registration provided by Rule 504 under Section 3(b) of the Securities Act.

     From November to December 1998, the Company issued a total of 3,000 common shares to Scott Mathews and Gary Whitman (1,500 shares to each) at a per share price of $2.50 per share, based on the average bid and asked prices preceding the transaction. The shares were issued in exchange for consulting services pursuant to Section 4(2) of the Act, and are restricted.

     Between December 1998 and January 1999, the Company issued a total of 50,000 shares to Proactive Solution in two separate transactions under Rule 504: the first for 20,000 shares at $2.50 per share and the second for 30,000 shares at $2.25 pre share, based on the average bid and ask prices for the common stock at the time the shares were issued.

     In September 1999, the Company issued 2,630 common shares to Fortune Eight Aerospace Industries, Inc. pursuant to Section 4(6) of the Act at a rate of $1.56 per share. The transaction was a non-cash sale at the then average trading price of the Company's common stock.

     In December 1999, the Company issued 10,000 restricted common shares to Alex Duncan for consulting services rendered to the Company at a per share value of $1.46 per share, based on the averaged bid and asked prices of the Company's common stock on the OTC.
This sale was made pursuant to Section 4(2) of the Act.

     In April 1999, the Company issued 85,000 shares of common stock to three individuals employed by its outside counsel in a cash transaction at $1.00 per share pursuant to Section 4(2) of the Securities Act. Due to the resale restrictions on the stock, the shares were issued at a discount from market rate since they are inherently less valuable than the Company's free trading stock. There was no set method for determining the percentage discount from the closing price of the Company's common shares on the OTC.

     On May 7, 1999, the Company issued a total of 70,113 shares through Sovereign Capital Advisors, LLC pursuant to a letter agreement dated December 8, 1998, under Section 504. The shares were sold at 85% of the average five-day closing bid price of the Company's common stock on the OTC. As compensation for the placement, Sovereign Capital was paid a fee equal to 10% of the aggregate price of the stock sold and was given warrants to purchase shares for an additional 10% of the aggregate price of the shares it placed.

      On August 26, 1999, the Colorado Securities Division made effective the Company's registration statement on Form U-7 for offers and sales to Colorado residents. The offering was for an aggregate amount of $350,000 in units of the Company's $.0001 par value common stock and re-pricing warrants. Following closing on the first $350,000 in units, the Company filed a post-effective amendment to the Form U-7 registration statement to raise the aggregate amount of the offering to $730,000. The post-effective amendment was made effective on October 13, 1999. The Company sold $10,000 in units pursuant to the post-effective amendment for an approximate price of $0.83 per share. The Company made a decision to close this offering in December 1999.

     In exchange for services as the Company's outside director, the Company has issued a total of 8,868 common shares to Wesley T. Huntress in two transactions of 4,444 (September 22, 1999) and 4,424 (March 6, 2000), respectively. Also, in September 1999 and January 2000, Dr. Huntress was issued non-qualified stock options under the Company's Employee Stock Option Plan to purchase 2,222 and 4,425 shares of common stock at $2.25 and $1.13 per share, respectively, the then fair market value based on the closing price on the date of grant. These shares and options were issued to Dr. Huntress pursuant to a letter agreement with the Company, whereby he will be issued up to $10,000 in common shares and $10,000 in options during the first two years of services as a director. The shares were issued pursuant to Section 4(2) of the Act, while the options were issued under Rule 701.

     In February 2000, the Company issued a total of 2,114 shares of restricted common stock to Eric Reitman, a former employee pursuant to his agreement with the Company, the terms of which provided that the employee was to receive 96.1 shares of common stock for each week of employment with the Company.

     In February 2000, the Company made a cash sale of 355 shares of common stock to Juliana C. Sanger Yee for services valued at $585, based on the closing price for the Company's common stock on date of the transaction.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation contain a provision which, in accordance with Colorado law, eliminates or limits the personal liability of directors and officers of the Company for monetary damages for certain breaches of their duty of care or other duty if he or she acted in good faith and in a manner they believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless otherwise determined by the court before which such action was brought. The Company believes this provision is essential to maintain and improve its ability to attract and retain competent directors. These indemnification provisions do not reduce the exposure of directors and officers to liability under federal and state securities laws, nor do they limit the shareholders' ability to obtain injunctive relief or other equitable remedies for a violation of a director's or officer's duty to the Company or its shareholders, although such equitable remedies may not be an effective remedy in certain circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is informed that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy and therefore unenforceable.

ITEM 6.  FINANCIAL STATEMENTS

     Please see the Company financial statements attached hereto.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM                                                                                                      EXH. NO.
-----                                                                                                     ---------
Registrant's Articles of Incorporation                                                                       2.1*
Registrant's Articles of Amendment to Articles of Incorporation dated November 4, 1997                       2.2*
Authorizing Series B Preferred Stock
Registrant's Articles of Amendment to Articles of Incorporation dated December 17, 1997                      2.3*
Changing Name to SpaceDev, Inc.
Registrant's Bylaws                                                                                          2.4*
Form of Common Stock Certificate                                                                             3.1*
Form of Non-Qualified Stock Option                                                                           3.2*
Form of Incentive Stock Option                                                                               3.3*
Form of Re-Pricing Warrant                                                                                   3.4*
Form of Warrant                                                                                              3.5*
Common Stock Exchange Agreement Between Registrant and SIL                                                   6.1*
Mutual Rescission and Release of Share Acquisition Agreement                                                 6.2*
Share Exchange Agreement Between Registrant and ISS                                                          6.3*
Agreement of License and Purchase of Technology Between Registrant and AMROC                                 6.4*
Firm Fixed Price Agreement Number 108252 Between Registrant and Regents of the University of California      6.5*
1999 Stock Option Plan                                                                                       6.6*
1999 Employee Stock Purchase Plan                                                                            6.7*
Employment Agreement of James W. Benson                                                                      6.8*
Employment Agreement between ISS and Thomas W. Brown                                                         6.9*
Employment Agreement between ISS and Philip E. Smith                                                         6.10*
Employment Agreement of Jan A. King                                                                          6.11*
Employment Agreement between ISS and Charles H. Lloyd                                                        6.12*
Philip Smith Separation and Release Agreement                                                                6.13**
First Amendment to Employment Agreement of Thomas Brown                                                      6.14**
Employment Agreement between SpaceDev and Stan Dubyn                                                         6.15**
First Amendment to Employment Agreement of James W. Benson                                                   6.16**
First Amendment to Employment Agreement of  Jan A. King                                                      6.17**
Launch and Integration Services Agreement By and Between SpaceDev, Inc. and Dojin Limited                    6.18**
Lockheed Martin ILS Contract                                                                                 6.19**
Lockheed Martin Engineering Services Contract                                                                6.20**
Collaborative Agreement between University of Arizona and SpaceDev                                           6.21**
National Reconnaissance Office - SPOTV                                                                       6.22**
Tom Brown Separation and Release Agreement                                                                   6.23
Letter Subcontract SMD-002-021 - Wireless Future                                                             6.24
California Space and Technology Award Letter                                                                 6.25

*   Previously filed with 10SB12G filed January 18, 2000.
**  Previously filed with 10SB12G/A filed March 27, 2000.

ITEM 2.  DESCRIPTION OF EXHIBITS

     As appropriate, the Registrant has attached those documents required to be filed as Exhibit Numbers 2, 3, 5, 6 and 7 of Part III of Form 1-A.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SPACEDEV, INC.



Date: April 11, 2000               By: /s/ James W. Benson
      ---------------                  -----------------------------------------
                                       James W. Benson, Chairman and CEO



Date: April 11, 2000               By: /s/ Charles H. Lloyd
      ---------------                  -----------------------------------------
                                       Charles H. Lloyd, Chief Financial Officer

                         Index to Financial Statements

SPACEDEV, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999 and 1998.......................................F-2
  INDEPENDENT AUDITORS' REPORT...............................................F-4
  CONSOLIDATED BALANCE SHEETS................................................F-5
  CONSOLIDATED STATEMENTS OF OPERATIONS......................................F-7
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY............................F-8
  CONSOLIDATED STATEMENTS OF CASH FLOWS.....................................F-11
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................F-13

SPACE INNOVATIONS LIMITED DIRECTORS' REPORT AND ACCOUNTS YEAR ENDED
31 DECEMBER 1998............................................................F-36
  COMPANY INFORMATION.......................................................F-37
  AUDITORS' REPORT..........................................................F-42
  PROFIT AND LOSS ACCOUNT...................................................F-43
  BALANCE SHEET.............................................................F-44
  CASH FLOW STATEMENT.......................................................F-45
  NOTES TO THE ACCOUNTS.....................................................F-46

                               SPACEDEV, INC. AND
                                  SUBSIDIARIES





                        CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1999 and 1998

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                                                        CONTENTS
================================================================================




      INDEPENDENT AUDITORS' REPORT                                           F-4



      FINANCIAL STATEMENTS

         Consolidated Balance Sheets                                  F-5 to F-6

         Consolidated Statements of Operations                               F-7

         Consolidated Statements of Stockholders' Equity             F-8 to F-10

         Consolidated Statements of Cash Flows                      F-11 to F-12

         Notes to Consolidated Financial Statements                 F-13 to F-34

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
SPACEDEV, INC.

We have audited the accompanying consolidated balance sheets of SPACEDEV, INC. AND SUBSIDIARIES (the "Company") (see Note 1(c) to the consolidated financial statements) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1998 financial statements of SPACE INNOVATIONS LIMITED (SIL), a wholly-owned subsidiary (see Note 1(c)), as of December 31, 1998 and for the three-month period then ended, whose statements reflect total assets constituting 20% of consolidated assets as of December 31, 1998, and net sales constituting 36% of consolidated net sales for the three-month period then ended. Those statements were audited by BDO Stoy Hayward, Reading, UK, whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for SIL is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of BDO Stoy Hayward provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of BDO Stoy Haward, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPACEDEV, INC. AND SUBSIDIARIES as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company incurred net losses of $4,119,648 and $1,909,642 for the years ended December 31, 1999 and 1998, respectively, and had working capital deficits of $1,291,411 and $2,383,061 as of December 31, 1999 and 1998, respectively, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Nation, Smith, Hermes, Diamond

San Diego, California
February 23, 2000

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
================================================================================

DECEMBER 31,                                              1999          1998
------------                                          ------------  ------------

ASSETS (Note 4)
CURRENT ASSETS
 Cash (Note 10(a))                                    $   102,887   $   106,539
 Accounts receivable                                      363,915     1,392,336
 Inventory (Note 1(e))                                          -       165,283
 Other current assets                                       6,974       125,709
                                                      ------------  ------------

Total current assets                                      473,776     1,789,867

FIXED ASSETS - Net (Notes 1(g) and 2)                   2,103,326     2,031,240

INTANGIBLE ASSETS - NET (Notes 1(g) and 3)              2,182,232     5,777,812

OTHER ASSETS                                                2,730       150,704
                                                      ------------  ------------
                                                      $ 4,762,064   $ 9,744,623
                                                      ============  ============


                                                                                              SPACEDEV, INC.
                                                                                            AND SUBSIDIARIES
                                                                      CONSOLIDATED BALANCE SHEETS, CONTINUED
============================================================================================================

DECEMBER 31,                                                                          1999          1998
------------                                                                      ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Bank overdraft                                                                   $         -   $   477,298
 Line of credit (Note 4)                                                              241,415       100,000
 Current portion of notes payable (Note 5(a))                                           7,200     1,350,663
 Current portion of acquisition price payable (Note 3(c))                                   -       500,000
 Current portion of capitalized lease obligations (Note 9)                             11,135        43,666
 Accounts payable and accrued expenses                                                377,213       617,395
 Accrued payroll, vacation and related taxes                                          116,136       282,170
 Customer deposits and deferred revenue (Note 1(f))                                    19,166       564,736
 Billing in excess of costs incurred and estimated earnings (Note 1(f))               274,920             -
 Notes payable - related party (Note 5(b))                                            718,002       237,000
                                                                                  ------------  ------------

Total current liabilities                                                           1,765,184     4,172,928
NOTES PAYABLE, LESS CURRENT MATURITIES (Note 5(a))                                  2,251,721       500,000
CAPITALIZED LEASE OBLIGATIONS, LESS CURRENT MATURITIES (Note 9)                        17,972        28,351
DEFERRED REVENUE (Note 1(f))                                                            5,000        54,738
ACQUISITION PRICE PAYABLE, LESS CURRENT MATURITIES (Note 3(c))                              -       500,000
                                                                                  ------------  ------------

Total liabilities                                                                   4,039,880     5,256,017
COMMITMENTS AND CONTINGENCIES (Notes 3(c) and 9)
STOCKHOLDERS' EQUITY
 Convertible preferred stock, $.001 par value, 10,000,000 shares authorized 0 shares and 82,450 shares issued and outstanding,
  respectively (Note 8(a))                                                                  -            82
 Common stock, $.0001 par value; 50,000,000 and 25,000,000
  shares authorized, and 13,879,945 and 6,047,743 shares issued
  and outstanding, respectively (Note 8(b))                                             1,388           605
 Additional paid-in capital                                                         7,155,077     6,795,229
 Additional paid-in capital - stock options (Note 8(d))                               750,000       750,000
 Deferred compensation (Note 8(d))                                                   (250,000)     (250,000)
 Accumulated deficit                                                               (6,934,281)   (2,814,633)
 Accumulated other comprehensive income:
  Cumulative foreign currency translation adjustment                                        -         7,323
                                                                                  ------------  ------------

Total stockholders' equity                                                            722,184     4,488,606
                                                                                  ------------  ------------
                                                                                  $ 4,762,064   $ 9,744,623
                                                                                  ===========   ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================

YEARS ENDED DECEMBER 31,                                  1999          1998
------------------------                              ------------  ------------

NET SALES                                             $ 4,877,931   $ 2,093,254
Cost of sales                                           2,445,304     1,152,813
                                                      ------------  ------------
GROSS MARGIN                                            2,432,627       940,441
                                                      ------------  ------------
OPERATING EXPENSES
 General and administrative (including
  stock-based compensation of $178,810
  and $324,081, respectively)(Notes 1(l)
  and 8 (b))                                            5,568,338     2,143,088
 Research and development (Note 1(h))                     568,318       700,921
                                                      ------------  ------------
TOTAL OPERATING EXPENSES                                6,136,656     2,844,009
                                                      ------------  ------------
LOSS FROM OPERATIONS                                   (3,704,029)   (1,903,568)
                                                      ------------  ------------
OTHER INCOME (EXPENSE)
 Interest expense                                        (412,284)      (47,494)
 Other expense - net                                            -        41,420
                                                      ------------  ------------
TOTAL OTHER INCOME (EXPENSE)                             (412,284)       (6,074)
                                                      ------------  ------------
LOSS BEFORE INCOME TAXES                               (4,116,313)   (1,909,642)
INCOME TAX PROVISION (Notes 1(j) and 6)                     3,335             -
                                                      ------------  ------------
NET LOSS                                              $(4,119,648)  $(1,909,642)
                                                      ============  ============
NET LOSS PER SHARE:
 Net loss                                             $      (.39)  $      (.47)
                                                      ------------  ------------
 Weighted-Average Shares Outstanding                   10,629,483     4,095,975
                                                      ============  ============
The accompanying notes are an integral part of these consolidated financial statements.

                                                                                              SPACEDEV, INC.
                                                                                            AND SUBSIDIARIES
                                                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
============================================================================================================

                                                              Convertible
                                                            Preferred Stock              Common Stock
                                                      --------------------------  --------------------------
                                                         Shares        Amount       Shares         Amount
                                                      ------------  ------------  -----------   ------------
BALANCE AT JANUARY 1, 1998                                 82,450   $        82    1,755,000    $       176
Common stock issued for cash (Note 8(b))                        -             -      274,403             27
Common stock issued to the CEO (Note 8(b)and
 services (Note 8(b))                                           -             -      348,000             35
Warrants issued for acquisition of intangible
 assets (Notes 1(g) and 3(b))                                   -             -            -              -
Common stock issued for compensation
 (Notes 1(m) and 8(b))                                          -             -        5,000              1
Common stock issued for business acquisition
 of subsidiary - SIL (Notes 1(g) and 3(c))                      -             -    1,000,000            100
Common stock issued for business acquisition
 of subsidiary - ISS (Notes 1(g) and 3(a))                      -             -    2,000,000            200
Common stock issued for services (Notes 1(m)
 and 8(b))                                                      -             -       92,190              9
Common stock issued for exercise of options
 (Note 8(d))                                                    -             -      573,150             57

Comprehensive income (loss):
 Net loss                                                       -             -            -              -
 Foreign currency translation adjustment                        -             -            -              -
                                                      ------------  ------------  -----------   ------------
 Comprehensive income (loss)                                    -             -            -              -
                                                      ------------  ------------  -----------   ------------
BALANCE AT DECEMBER 31, 1998                               82,450            82    6,047,743            605
Preferred stock converted to common stock
 (Note 8(a))                                              (82,450)          (82)   8,245,000            825
Common stock issued for cash (Note 8(b))                        -             -      546,546             54
Common stock issued for services (Note 8(b))                    -             -       40,656              4
Rescission of SIL acquisition (Notes 1(g)
 and 3(c))                                                      -             -   (1,000,000)          (100)
Warrants issued for acquisition of
 intangible assets (Note 3(b))                                  -             -            -              -

Comprehensive income (loss):
 Net loss                                                       -             -            -              -
 Foreign currency translation adjustment                        -             -            -              -
                                                      ------------  ------------  -----------   ------------
 Comprehensive income (loss)                                    -             -            -              -
                                                      ------------  ------------  -----------   ------------
BALANCE AT DECEMBER 31, 1999                                    -   $         -   13,879,945    $     1,388
                                                      ============  ============  ===========   ============

                                                                                      SPACEDEV, INC.
                                                                                    AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED
====================================================================================================
                                                                       Additional
                                                        Additional      Paid-In
                                                         Paid-In        Capital -       Deferred
                                                         Capital      Stock Options   Compensation
                                                      --------------  --------------  --------------
BALANCE AT JANUARY 1, 1998                            $     300,974   $     971,333   $    (250,000)
Common stock issued for cash (Note 8(b))                    363,973               -               -
Common stock issued to the CEO (Note 8(b))and
 services (Note 8(b))                                       273,715               -               -
Warrants issued for acquisition of intangible
 assets (Notes 1(g) and 3(b))                                24,500               -               -
Common stock issued for compensation
 (Notes 1(m) and 8(b))                                        8,749               -               -
Common stock issued for business acquisition
 of subsidiary - SIL (Notes 1(g) and 3(c))                1,749,900               -               -
Common stock issued for business acquisition
 of subsidiary - ISS (Notes 1(g) and 3(a))                3,624,800               -               -
Common stock issued for services (Notes 1(m)
 and 8(b))                                                  189,572               -               -
Common stock issued for exercise of options
 (Note 8(d))                                                259,046        (221,333)              -

Comprehensive income (loss):
 Net loss                                                         -               -               -
 Foreign currency translation adjustment                          -               -               -
                                                      --------------  --------------  --------------
 Comprehensive income (loss)                                      -               -               -
                                                      --------------  --------------  --------------
BALANCE AT DECEMBER 31, 1998                              6,795,229         750,000        (250,000)
Preferred stock converted to common stock
 (Note 8(a))                                                   (743)              -               -
Common stock issued for cash (Note 8(b))                    564,880               -               -
Common stock issued for services (Note 8(b))                178,806               -               -
Rescission of SIL acquisition (Notes 1(g)
 and 3(c))                                                 (423,345)              -               -
Warrants issued for acquisition of
 intangible assets (Note 3(b))                               40,250               -               -

Comprehensive income (loss):
 Net loss                                                         -               -               -
 Foreign currency translation adjustment                          -               -               -
                                                      --------------  --------------  --------------
 Comprehensive income (loss)                                      -               -               -
                                                      --------------  --------------  --------------
BALANCE AT DECEMBER 31, 1999                          $   7,155,077   $     750,000   $    (250,000)
                                                      ==============  ==============  ==============

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                      SPACEDEV, INC.
                                                                                    AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED
====================================================================================================

                                                                       Accumulated
                                                                          Other
                                                        Accumulated   Comprehensive
                                                          Deficit         Income          Total
                                                      --------------  --------------  --------------
BALANCE AT JANUARY 1, 1998                            $    (904,991)  $           -   $     117,574
Common stock issued for cash (Note 8(b))                          -               -         364,000
Common stock issued to the CEO (Note 8(b))an
 services (Note 8(b))                                             -               -         273,750
Warrants issued for acquisition of intangible
 assets (Notes 1(g) and 3(b))                                     -               -          24,500
Common stock issued for compensation
 (Notes 1(m) and 8(b))                                            -               -           8,750
Common stock issued for business acquisition
 of subsidiary - SIL (Notes 1(g) and 3(c))                        -               -       1,750,000
Common stock issued for business acquisition
 of subsidiary - ISS (Notes 1(g) and 3(a))                        -               -       3,625,000
Common stock issued for services (Notes 1(m)
 and 8(b))                                                        -               -         189,581
Common stock issued for exercise of options
 (Note 8(d))                                                      -               -          37,770

Comprehensive income (loss):
 Net loss                                                (1,909,642)              -      (1,909,642)
 Foreign currency translation adjustment                          -           7,323           7,323
                                                      --------------  --------------  --------------
 Comprehensive income (loss)                             (1,909,642)          7,323      (1,902,319)
                                                      --------------  --------------  --------------
BALANCE AT DECEMBER 31, 1998                             (2,814,633)          7,323       4,488,606
Preferred stock converted to common stock
 (Note 8(a))                                                      -               -               -
Common stock issued for cash (Note 8(b))                          -               -         564,934
Common stock issued for services (Note 8(b))                      -               -         178,810
Rescission of SIL acquisition (Notes 1(g) and 3(c))               -               -        (423,445)
Warrants issued for acquisition of
 intangible assets (Note 3(b))                                    -               -          40,250

Comprehensive income (loss):
 Net loss                                                (4,119,648)              -      (4,119,648)
 Foreign currency translation adjustment                          -          (7,323)         (7,323)
                                                      --------------  --------------  --------------
 Comprehensive income (loss)                             (4,119,648)         (7,323)     (4,126,971)
                                                      --------------  --------------  --------------
BALANCE AT DECEMBER 31, 1999                          $  (6,934,281)  $           -   $     722,184
                                                      ==============  ==============  ==============

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

YEARS ENDED DECEMBER 31,                                  1999          1998
------------------------                              ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                             $(4,119,648)  $(1,909,642)
 Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization                         1,945,937       956,015
  Common stock issued for compensation
  and services                                            178,810       324,081
  Change in operating assets and liabilities:
   Accounts receivable                                    954,604      (391,032)
   Inventory                                             (250,065)      (51,198)
   Prepaid and other current assets                       118,736       (52,411)
   Other assets                                            14,010       (20,474)
   Accounts payable and accrued expenses                  682,453        52,080
   Accrued payroll, vacation and related taxes             43,938        75,172
   Customer deposits and deferred revenue                (385,336)      (33,909)
   Billings in excess of costs incurred and
   estimated earnings                                     274,920              -
   Other liabilities                                            -       (31,476)
                                                      ------------  ------------
Net cash used in operating activities                     (541,641)  (1,082,794)
                                                      ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Cash acquired in purchase (disposal)
 of subsidiaries                                         (113,420)       31,427
 Purchases of fixed assets                               (103,092)      (61,826)
                                                      ------------  ------------
Net cash used in investing activities                    (216,512)      (30,399)
                                                      ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from notes payable - related party              591,002       175,000
 Proceeds from issuance of common stock                   564,934       512,000
 Increase (decrease) in bank overdraft                   (477,298)      302,749
 Proceeds from notes payable                              141,921             -
 Proceeds from bank lines of credit                       141,415        75,000
 Payments on notes payable - related party               (110,000)            -
 Principal payments on capital lease obligations          (52,632)      (29,383)
 Payments on notes payable                                (50,663)      (10,544)
 Proceeds from exercise of stock options                        -        37,700
                                                      ------------  ------------
Net cash provided by financing activities                 748,679     1,062,522
                                                      ------------  ------------
Effect of exchange rate changes on cash                     5,822         9,115
                                                      ------------  ------------
Net decrease in cash                                       (3,652)      (41,556)
CASH AT BEGINNING OF YEAR                                 106,539       148,095
                                                      ------------  ------------
CASH AT END OF YEAR                                   $   102,887   $   106,539
                                                      ============  ============
The accompanying notes are an integral part of these consolidated financial statements.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENT OF CASH FLOWS, CONTINUED
================================================================================

DECEMBER 31,                                             1999  (Note 1) 1998
------------                                          ------------  ------------

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION:
Cash paid during the year for:
   Interest                                           $   356,041   $    32,954

NONCASH INVESTING AND FINANCING ACTIVITIES:

During 1999 and 1998, the Company acquired $29,660 and $6,300 of fixed assets under capital lease agreements, respectively.

During 1999 and 1998, the Company issued 40,656 and 92,190 shares of restricted common stock for consulting services with a fair value of approximately $179,000 and $190,000, respectively. The fair value of the shares was calculated using the average closing price surrounding the issuance dates. See Note 8(b).

From September 2, 1998 to October 16, 1998, the Company sold 348,000 shares of restricted common stock to the CEO at a per share price of $.50 pursuant to
Section 4(2) of the Securities Act. The fair value of the shares was $273,750 and was calculated using the average closing price surrounding the issuance dates, resulting in compensation expense of approximately $126,000. Cash proceeds from the sale were $148,000. See Note 8(b).

On August 3, 1998, the Company issued 5,000 shares of restricted common stock as a bonus related to employment agreement. The fair value of the shares was $8,750 and was calculated using the average closing price surrounding the issuance dates. See Note 8(b).

On August 14, 1998, the Company issued warrants to purchase 25,000 shares of restricted common stock to acquire certain technology. On August 14, 1999, the Company issued warrants to purchase 25,000 shares of restricted common stock in accordance with the acquisition agreement. These warrants were valued in accordance with SFAS 123 at $24,500 and $40,250 respectively. See Note 3(b).

On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock to acquire ISS. Total goodwill from the acquisition was $3,461,000. See
Note 3(a).

On October 1, 1998, the Company issued 1,000,000 shares of restricted common stock to acquire SIL. Total goodwill from the acquisition was $3,100,000. See
Note 3(c).

  Acquisition of:                                         ISS           SIL
                                                      ------------  ------------
  Working capital other than cash                     $    69,000   $  (546,000)
  Fixed assets                                             94,000       242,000
  Intangibles and other assets                              1,000             -
  Long-term debt assumed                                        -      (128,000)
                                                      ------------  ------------
  Net assets acquired                                     164,000      (432,000)
                                                      ------------  ------------
  Fair value of common stock issued                     3,625,000     1,750,000
  Acquisition price payable                                     -     1,000,000
                                                      ------------  ------------
  Total consideration                                   3,625,000     2,750,000
                                                      ------------  ------------
  Goodwill acquired                                   $ 3,461,000   $ 3,182,000
                                                      ============  ============

During 1999, the Company financed $317,000 of building improvements with a note payable.

During 1998, the Company financed its Poway facility and related costs with $1,800,000 of notes payable.

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows. As discussed in Note 3(c), the Company disposed of its interest in SIL on December 17, 1999. In 1998, the Company left the development stage.

(a) NATURE OF OPERATIONS

SPACEDEV, INC. (the "Company") was incorporated under the laws of Colorado on December 23, 1996 as Pegasus Development Group, Inc. (PDGI). The Company, through its three business segments, is engaged in the commercial development of low-cost satellites and their subsystems, as well as providing engineering technical services to major aerospace companies. The principal geographic markets of the Company are the United States and Europe. See Note 11(a).

PDGI was originally formed for the purpose of entering the real estate industry. SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"). On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SpaceDev was merged into PDGI and, on December 17,1997, PDGI changed its name to SPACEDEV, INC. After the merger, SpaceDev, LLC, which changed its name to SD Holdings, LLC on December 17, 1997. See Notes 8(a) and 8(b).

For accounting purposes, the transaction was accounted for as a reverse merger with the Company as the acquirer. Since SpaceDev had minimal assets prior to the merger, the transaction was accounted for as the sale of Company's common stock for net assets of $1,232.

(b) LIQUIDITY/GOING CONCERN

The accompanying consolidated financial statements as of December 31, 1999 have been prepared assuming the Company will continue as a going concern. However, the Company had working capital deficits of $1,291,411 and $2,383,061 as of December 31, 1999 and 1998, respectively, and incurred net loss of $4,119,648 and $1,909,642 for the years ended December 31, 1999 and 1998, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 1999, management intends to raise additional financing through a combination of public and private equity placements, commercial project financing and government program funding to fund future operations and commitments. There is no assurance that additional debt and equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(c) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Integrated Space Systems, Inc. (ISS) (a California corporation) and Space Innovations Limited (SIL) (a United Kingdom entity). As discussed in Note 3(c), the Company disposed of its interest in SIL on December 17, 1999. All significant intercompany balances and transactions have been eliminated in the consolidation.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes that the estimates and assumptions used in preparing the accompanying consolidated financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.

(e) INVENTORY

At December 31, 1998, inventory was held by SIL and consisted mainly of raw materials and is stated at the lower of cost (first-in, first-out) or market.

(f) REVENUE RECOGNITION

The Company's revenues are derived primarily from fixed price contracts and are recognized using the percentage-of-completion method of contract accounting based on the ratio of incurred costs to total estimated costs. Losses on contracts are recognized when they become known and reasonably estimable. Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on either a time and materials basis, a fixed price basis or a per-transaction basis. Time and materials revenues are recognized as services are performed.

Billings in excess of costs incurred and estimated earnings represent the excess of amounts billed in accordance with the contractual billing terms. At December 31, 1999, billings in excess of costs incurred and estimated earnings was $274,920.

Deferred revenue represents amounts collected from customers for services to be provided at a future date.

(g) DEPRECIATION AND AMORTIZATION

Fixed assets are depreciated over their estimated useful lives of three-to-thirty years using the straight-line method of accounting.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(g) DEPRECIATION AND AMORTIZATION, CONT'D

Goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets' estimated future useful lives on a straight-line basis over three to five years. Goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

As a result of the disposal of SIL, the goodwill associated with the original acquisition became impaired on December 17, 1999. The loss of approximately $1,929,000 from the impairment represented the net unamortized goodwill at December 17, 1999, and was recorded as a reduction to additional paid-in capital. See Note 3(c).

(h) RESEARCH AND DEVELOPMENT

The Company is actively engaged in new product development efforts. Research and development expenditures relating to possible future products are expensed as incurred. Research and development expenses were as follows:

          YEARS ENDED DECEMBER 31,                        1999          1998
          ------------------------                    ------------  ------------
          SpaceDev                                    $    61,615   $   322,269
          SIL                                             506,703       378,652
                                                      ------------  ------------
                                                      $   568,318   $   700,921
                                                      ============  ============

(i) ADVERTISING

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses were approximately $9,500 and $1,500 for 1999 and 1998, respectively.

(j) INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

(k) NEW ACCOUNTING STANDARDS

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement was adopted by the Company in 1998. In accordance with the Statement, comprehensive income is presented in the consolidated statements of stockholders' equity. (k) New accounting standards, cont'd Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instrument and Hedging Activities," established accounting and reporting standards for derivative instruments. The Company has not in the past, nor does it anticipate that it will, engage in transactions involving derivative instruments which will impact the consolidated financial statements.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(l) STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company adopted SFAS 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and has provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See Note 8(d).

(m) COMMON STOCK AND STOCK OPTIONS TO NON-EMPLOYEES

The Company has valued its stock and stock options issued to non-employees at fair value in accordance with the accounting prescribed in SFAS 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(n) NET LOSS PER COMMON SHARE

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding, according to the rules of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Diluted net loss per share has not been presented as the computation would result in anti-dilution.

(o) FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, accounts receivable and notes payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

(p) FOREIGN CURRENCY

For the foreign subsidiary, assets and liabilities were translated at the current year end exchange rate, equity at the historical rate and income statement items at the weighted average exchange rate for the period. Resulting translation adjustments were made directly to a separate component of stockholders' equity.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(q) SEGMENT REPORTING

The Company is managed through three reportable segments: Space Missions Division (SMD), ISS and SIL. The Space Missions Division is in the process of developing deep space science exploration satellites. Through December 31, 1998, this Division had no revenue with outside customers. ISS provides engineering services, launch integration services and space vehicle integration services. SIL developed low-cost satellites and satellite subsystems for use in space. The Company disposed of SIL on December 17, 1999. See Note 3(c). The Company follows the requirement of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131").

2.  FIXED ASSETS

          Fixed assets consisted of the following:

          DECEMBER 31,                                    1999          1998
          -----------                                 ------------  ------------
          Building and improvements                   $ 2,071,437   $         -
          Computer equipment                              167,650       151,890
          Leasehold improvements                           68,197        36,769
          Furniture and fixtures                           18,442       222,073
                                                      ------------  ------------
                                                        2,325,726       410,732
          Less accumulated depreciation
           and amortization                              (222,400)     (239,964)
                                                      ------------  ------------
                                                        2,103,326       170,768
          Construction in progress                              -     1,860,472
                                                      ------------  ------------
                                                      $ 2,103,326   $ 2,031,240
                                                      ============  ============

Depreciation and amortization expense was $110,810 and $60,807 for the 1999 and 1998, respectively.

3.  ACQUISITIONS

All acquisitions have been accounted for using the purchase method of accounting and intangible assets are being amortized using the straight-line method. Initial purchase price includes stock issued at the date of acquisition, direct acquisition costs and any guaranteed future consideration.

(a) ISS

On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Integrated Space Systems, Inc. ("ISS"). ISS provides engineering and technical services related to space-based systems, primarily launch vehicle integration. The fair value of the shares issued was $1.8125 per share, calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,625,000. The calculated purchase price in excess of the approximately $164,000 of net assets acquired was capitalized as goodwill and will be amortized over sixty months.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(a) ISS, CONT'D

          Goodwill from the ISS acquisition consisted of the following:

          DECEMBER 31,                                    1999          1998
          ------------                                ------------  ------------
          Goodwill                                    $ 3,461,000   $ 3,461,000
          Less accumulated amortization                (1,326,717)     (634,517)
                                                      ------------  ------------
                                                      $ 2,134,283   $ 2,826,483
                                                      ============  ============

Amortization expense was $692,200 and $634,517 for 1999 and 1998, respectively.

(b) AMROC

On August 14, 1998, the Company entered the Agreement for License and Purchase of Technology (AMROC) with an unrelated individual. The technology acquired was hybrid rocket technology that will be used in the future operations of the Company. Upon execution of the Agreement, the Company issued the seller a warrant to purchase 25,000 shares of restricted common stock at a strike price equal to 50 percent of the market price of the common stock on the issuance date.

For the three years following the Agreement date, the seller will receive warrants to purchase the greater of 25,000 shares of restricted common stock or a number of shares to be determined based on revenue generated from the acquired technology as defined below. In the fourth through tenth year following the Agreement date, the seller will receive a warrant to purchase a number of shares based on the amount of revenue generated from the acquired technology. All revenue based are earned at a rate of one share per $125 of revenue generated from the technology acquired. Under the terms of the Agreement, the minimum number shares to be issued is 100,000 and the maximum consideration shall not exceed warrants to purchase 3,000,000 shares of common stock or $6,000,000 in recognized value. Recognized value is the sum of (a) the cumulative difference between the market price of the common stock and the strike price and (b) the cumulative difference between the market price on the date of exercise and the strike price for each warrant previously exercised.

The Company valued the warrants using the fair value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at the date of grant, the expected volatility of the stock, the expected dividend yield on the stock and the expected life of the warrants to determine the fair value of the warrants. The risk-free rate of interest used to value the initial issuance was 5.4 percent, a zero percent dividend yield was assumed and the expected life of the warrants was five years from the date of issuance. This calculation resulted in a fair value of $24,500 and was used as the value of the intangible assets acquired. On August 14, 1999, the Company issued warrants to purchase 25,000 shares of restricted common stock with fair value of $40,250 using the same valuation method. This amount was capitalized as an additional acquisition of intangible assets and will be amortized over the remaining four years of the estimated useful life of the assets. All warrants are immediately exercisable after issuance and expire on the fifth anniversary of their issuance. No value is given to the future issuance of warrants as the strike price is unknown at this time.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b)   AMROC, CONT'D
          Other intangible assets consisted of the following:

          DECEMBER 31,                                     1999         1998
          ------------                                ------------  ------------
          Other intangibles                           $    64,750   $    24,500
          Less accumulated amortization                   (16,801)       (1,838)
                                                      ------------  ------------
                                                      $    47,949   $    22,662
                                                      ============  ============

Amortization expense was $14,963 and $1,838 for 1999 and 1998, respectively.

(c) SIL

On October 1, 1998, the Company issued 1,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Space Innovations Limited ("SIL"). SIL develops low-cost satellites and satellite subsystems for use in space. The fair value of the shares issued was $1.75 per share and was calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,182,000, including approximately $432,000 of liabilities in excess of the value of assets acquired. Also included in the total goodwill was an acquisition price payable of $1,000,000. To satisfy the payable, the Company was to issue $1,000,000 of restricted common stock to the former shareholders of SIL in four equal semi-annual installments. The fair market value of the common stock at specified dates would be used to determine the number of shares to be issued. The resulting goodwill amount was to be amortized over sixty months.

          Goodwill from the SIL acquisition consisted of the following:

          DECEMBER 31,                                    1999          1998
          ------------                                ------------  ------------
          Goodwill                                    $         -   $ 3,182,000
          Less accumulated amortization                         -      (258,333)
                                                      ------------  ------------
                                                      $         -   $ 2,923,667
                                                      ============  ============

Amortization expense was $994,000 and $258,333 for 1999 and 1998, respectively.

Included in the acquisition agreement and under the Company's Revenue and Profit Incentive Stock Option Plan and the Profit Sharing Stock Issuance Plan, the former stockholders of SIL also received options to purchase up to 500,000 additional shares of the Company's common stock at a price to be determined in the year of grant should certain future events occur in each of the next three years. During 1998, 100,000 options expired as the qualifying events did not occur. Effective December 17, 1999, all remaining unexpired options were cancelled.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and its subsidiaries, ISS and SIL, as if the acquisitions had occurred on January 1, 1998, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets and certain other adjustments:

          (IN THOUSANDS, EXCEPT EARNING PER SHARE AMOUNTS)
          --------------------------------------------------------
          PERIOD ENDED DECEMBER 31, 1998
          --------------------------------------------------------
          Net sales                                   $     3,765
          Net losses                                  $    (3,282)
          Net loss per share                          $      (.69)
                                                      ============

On December 17, 1999, the Company's Board of Directors entered into a Mutual Release and Rescission of Agreement ("Release Agreement") to rescind the original acquisition of SIL, effective October 1, 1998. Subsequent to SIL's acquisition and prior to December 17, 1999, the accounts of SIL were included in the consolidated financial statements of the Company.

The Release Agreement resulted in the retirement of the 1,000,000 shares of the Company common stock which had been issued to the former shareholders of SIL, the cancellation of all outstanding options for Company stock and the cancellation of the acquisition price payable. In accordance with Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions," the transaction was recorded as a decrease to stockholders' equity. Therefore, $423,345 was recorded as a decrease in the Company's additional paid-in-capital on December 17, 1999.

          The significant components of the amoun
          recorded  in 1999 as a reduction to
          additional paid-in capital are as follows:


          Loss on unamortized goodwill                $(1,929,000)
          Gain on extinguishment of acquisition
           price payable                                1,000,000
          Net liabilities disposed of from SIL            506,000
                                                      ------------
                                                      $  (423,000)
                                                      ============

The Company remains a guarantor on a bank line of credit used to finance SIL's operations. Under terms of the Release Agreement, SIL agreed to apply 25 percent of the proceeds from each payment received on a specific contract until the bank loan is paid in full. Once the loan has been paid in full, the loan agreement will be terminated, releasing the Company's guarantor obligation. At December 31, 1999, the outstanding balance on the bank line of credit was approximately $386,000, maturing January 18, 2001 with interest at the bank's prime (8.5% at December 31, 1999) plus 1.25 percent. See Note 4. Subsequent to year end, the amount of the line guaranteed by the Company was paid down to approximately $27,000.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

4.  LINE OF CREDIT

In November 1998, the Company (through ISS) obtained a bank line of credit in the amount of $250,000 which matured in November 1999 and was renewed for one year. At December 31, 1999 and 1998, $241,415 and $100,000, respectively, was outstanding on the line of credit.

The line of credit was secured by all of the assets of ISS. The line is also guaranteed by the Company and a major stockholder. The interest rate under the line of credit is prime (8.5 percent at December 31, 1999) plus 2.0 percent.

5.  NOTES PAYABLE

(a) BUILDING NOTES

On December 21, 1998, the Company borrowed $1,300,000 from a lender to finance the purchase of its facility in Poway, California. The note called for monthly payments and a balloon payment on December 21, 1999. The note accrued interest at 13 percent. At December 31, 1999 and 1998, the outstanding balance on this loan was $1,298,921 and $1,300,000, respectively. Upon its maturity, the note continued on a month-to-month basis until it was paid in full on February 23, 2000.

On February 23, 2000, the Company signed a $1,330,000 note with a new lender to refinance the aforementioned debt. The note calls for 300 monthly payments of $12,091, which include principal and interest at the bank's prime rate (8.75% at February 23, 2000) plus 1.5 percent. The note matures on March 1, 2025.

In December 1998, the CEO of the Company entered into a $500,000 loan agreement with another lender to finance additional costs of its new facility. This liability was assigned to the Company and called for 59 monthly interest payments at 12.23 percent and a balloon payment of $505,000, including interest, on December 17, 2003. At December 31, 1999 and 1998, the outstanding balance on this loan was $500,000.

In 1999, the Company entered into a second loan agreement with this lender. The $460,000 loan called for 59 monthly interest payments at 10.5 percent and a balloon payment of $464,000, including interest, in March 2004. At December 31, 1999, the outstanding balance on this loan was $460,000.

(b) RELATED PARTIES

The Company had notes payable to the CEO and a former key employee. At December 31, 1999 and 1998, the balances were $718,002 and $237,000, respectively, with interest between 4 percent and 12 percent. The notes, due in March 1999, were converted to demand notes. As part of a Separation and Release Agreement with the former key employee, $70,000 of principal and accrued interest will be paid in monthly installments through July 2000.

Interest expense on these notes was $67,331 and $5,152 for 1999 and 1998, respectively.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) RELATED PARTIES, CONT'D

          Future minimum principal payments on all notes payable, including the new note, are as follows:

          YEAR ENDED DECEMBER 31,
          ------------------------
                    2000                              $   725,202
                    2001                                   12,736
                    2002                                   14,111
                    2003                                  515,634
                    2004                                  475,861
                    Thereafter                          1,233,379
                                                      ------------
                                                      $ 2,976,923
                                                      ============

6.  INCOME TAXES

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $1,892,000 and $950,000 as of December 31, 1999 and 1998, respectively, consisted primarily of the income tax benefits from net operating loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $942,000 in the 1999 from $950,000 at December 31, 1998 to $1,892,000 at December 31, 1999.

At December 31, 1999, the Company has federal and state tax net operating loss carryforwards of approximately $3,700,000 and $1,850,000, respectively. The federal and state tax loss carryforwards will expire through 2019, unless previously utilized.


          A reconciliation of the statutory income tax rates and the Company's effective tax rate is as follows:

          YEARS ENDED DECEMBER 31,                        1999          1998
          ------------------------                    ------------  ------------
          Statutory U.S. federal rate                          34%           34%
          State income taxes - net of federal
           benefit                                              5%           5%
          Net operating loss for which no tax
           benefit is currently available                    (39%)         (39%)
                                                      ------------  ------------
                                                                -             -
                                                      ============  ============

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

6.  INCOME TAXES, cont'd

          The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

          DECEMBER 31,                                    1999          1998
          ------------                                ------------  ------------
          Deferred tax assets:
           Net operating loss carryforwards           $ 1,425,000   $   688,000
           Temporary differences                          425,000       220,000
           Research and development credits                42,000        42,000
                                                      ------------  ------------
          Gross deferred tax assets                     1,892,000       950,000
          Valuation allowance                          (1,892,000)     (950,000)
                                                      ------------  ------------
                                                      $         -   $         -
                                                      ============  ============

7.  EMPLOYEE BENEFIT PLAN

(a) PROFIT SHARING 401(K) PLAN

During 1997, the Company adopted a 401(k) retirement savings plan for its U.S. employees which allows each eligible employee to voluntarily make pre-tax salary contributions up to 15 percent of their compensation. The Company may elect to make a matching contribution. The total Company contribution and participant salary reduction may not exceed 25 percent of the compensation of eligible participants. During 1999 and 1998, the Company did not contribute to the Plan.

(b) INCENTIVE STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

At its 1999 Annual Stockholder Meeting, the Company adopted an Incentive Employee Stock Option Plan under which the Board of Directors may grant employees, directors and affiliates of the Company opportunities to purchase Incentive Stock Options, Supplemental Stock Options and to receive stock bonuses or rights to purchase restricted stock of the Company. Incentive Stock Options will only be available to employees, including officers, and affiliates of the Company; they will not be available to non-employee directors. The exercise price of the Incentive Stock Options shall not be less than 100% of the fair market value of the stock subject to the option on the date the option is granted. The exercise price for the Supplemental Stock Options will not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The Company will be required to reserve an amount of common shares equal to the number of shares which may be purchased as a result of such stock awards. See Note 8(d).

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


8.  STOCKHOLDERS' EQUITY

(a) CONVERTIBLE PREFERRED STOCK

On November 4, 1997, 82,450 shares of $.001 par value convertible preferred stock were issued to SD Holdings, LLC in exchange for 8,245,000 common shares of the Company that were issued on October 22, 1997 (see Notes 1(a) and 8(b)). Each share of convertible preferred stock was convertible, at the option of the holder, into 100 shares of common stock. The conversion ratio was subject to certain anti-dilution adjustments, and the holder of each share of preferred stock was entitled to one vote for each share of common stock into which it would convert. These shares were converted into 8,245,000 shares of common stock on May 11, 1999.

(b) COMMON STOCK

On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SPACEDEV was merged into PDGI and, on December 17,1997, the name of the Company was changed to SPACEDEV, INC. On November 4, 1997, these common shares were exchanged for 82,450 shares of convertible preferred stock. See Note 8(a). On May 11, 1999, the Company issued 8,245,000 shares of common stock upon the conversion of the preferred shares.

In four different transactions between September 2, 1998 and October 16, 1998, the Company's CEO purchased 348,000 shares of the Company's common stock at a per share price of $0.50 pursuant to Section 4(2) of the Securities Act. The Company recorded compensation expense of $126,000 in the consolidated statement of operations. The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates. Cash proceeds totaled $148,000.

The Company entered into agreements with legal sales, investor relations and public relations firms to perform services for the Company. In connection with these agreements, the Company issued 40,656 and 92,190 shares of its common stock and recorded expense of approximately $179,000 and $190,000 for 1999 and 1998, respectively. The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates.

On August 3, 1998, the Company entered into a one-year employment agreement with a key employee. The agreement automatically renews until terminated in accordance with the agreement As part of the employment agreement, the Company approved additional compensation through the issuance of shares of common stock up to 60,000 shares of the Company's $.0001 par value restricted common stock.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(b) COMMON STOCK, CONT'D

On August 3, 1998, the Company issued 5,000 shares to an employee as a signing bonus. The fair value of $8,750 was recorded as compensation expense. The fair value of the shares issued was calculated using the average closing price surrounding the issuance date.

          Additional shares to be issued to the employee are subject to the following conditions as amended on January 20, 2000:

              Number
            of shares                 Issuing Conditions
          --------------- ------------------------------------------------------
              5,000       Currently issued
              5,000       Per year commencing at the end of the second year of
                           employment and 5,000 for each additional year of employment
             10,000       Successful completion of first lunar or deep-space
                           craft
             15,000       Launching of first lunar or deep-space mission
             25,000       Successful completion of first lunar or deep-space
                           mission
          --------------- ------------------------------------------------------

During 1998, the Company issued 622,403 shares of its common stock for cash, priced at an average of $1.02 per share for a total amount of $637,750.

During 1999, the Company issued 546,546 shares of its common stock for cash, priced at an average of $1.03 per share for a total amount of $564,934.

On June 23, 1999, the Company filed for a registration statement for units consisting of one share of $.0001 par value common stock and one re-pricing warrant to purchase one share of common stock at a price equal to the average closing price for the ten trading days immediately preceding the date of issuance less the market price on the exercise date, divided by the market price, then multiplied by the number of shares purchased. The primary purpose of the offering was to raise $350,000 under Rule 504 of the Securities Act of 1933 to finance development of a hybrid rocket. That registration statement was made effective on August 26, 1999. The registration statement provided for a per-unit price of $1.50 per share. Due to fluctuations in the market price of the Company's common stock, the Company was forced to negotiate a per unit price based on the five-day trading average, less thirty percent. The Company sold 343,339 units to a single investor in Colorado for a total aggregate price of $313,000. Following that sale, the Company decided to raise the aggregate offering price in order to allow it to obtain funding during preparation of the registration statement. The registration statement was amended for a total aggregate offering price of $730,000, with a per-unit price based on the negotiated amount paid by the initial investor. Following effectiveness of the post-effective amendment on October 13, 1999, the Company sold an additional $10,000 in units under the offering. It has been more than 150 days since warrants were issued to the initial investor, and the stock price did not drop below the average closing price for the ten trading days immediately preceding the date of issuance of the units during that timeframe. As a result, those warrants will not be convertible. Warrants issued to the second investor are still outstanding.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(b) COMMON STOCK, CONT'D

The repricing warrants are convertible into shares of common stock contingent upon the following conditions. If the average bid price of the Company's common stock on the over-the-counter Bulletin Board drops below the unit price in the offering during the 150 days immediately following issuance of the Units in the offering, the warrants will vest. Upon vesting, the holder of the warrants will have the right to participate in any subsequent registration of the Company's common stock ("piggyback registration") for the purpose of registering the common stock underlying the warrants. The warrant holder may not exercise the warrant prior to such piggyback registration. The vesting of the warrants merely gives the holder the right to participate in the piggyback registration. Once the piggyback registration is effective, the warrant holder will have 120 days the exercise the warrants, after which they will expire. If the 150-day average closing bid price of the common stock exceeds the Unit price in the offering, the warrants will automatically expire. Because the warrants may never become exercisable, the Company is not registering the underlying common stock in the offering. The warrants entitle the holders to acquire additional common stock based on the following formula, but in no event shall the market price be less than $1.25 per share:

          [Purchase Price - Market Price] x Number of Shares Purchased
          -------------------------------
                  Market Price

The "Market Price" is equal to the average closing bid price on the OTC Bulletin Board of the common stock for the ten trading days immediately preceding the date of exercise of the warrants. The Market Price shall not fall below the floor price of $1.25 for purposes of the above formula. If the Market Price is below $1.25, then it shall be set at $1.25 for purposes of exercising the warrants. The underlying common stock into which the warrants are exercisable is not being registered in the offering, but is registrable pursuant to the piggyback registration rights.

It is uncertain what effect the Company's recent suspension from trading on the OTC Bulletin Board will have on its outstanding warrants, and, there is no guarantee that, when and if a registration statement is filed by the Company, it will be made effective by the U.S. Securities & Exchange Commission. In the event the Company cannot obtain an effective registration statement, the repricing warrants will not be exercisable.

(c) WARRANTS

On August 14, 1999 and 1998, the Company issued warrants to purchase 25,000 shares of common stock at 50 percent of their fair market value on the date of issuance, in return for the exclusive royalty-free right to use, sell and apply patents and other technology developed by an individual (see Note 3(b)). The individual will receive warrants to purchase a minimum of 50,000 additional shares and a maximum of 3,000,000 shares of common stock at 50 percent of their fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates. At December 31, 1999, the unissued warrants were not recorded as the future strike price of the warrants cannot be estimated.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d) STOCK OPTIONS

On October 22, 1997, the Company entered into three agreements to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. Options were granted for 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.07 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option pricing model, the fair value of the stock options issued was $221,333. As a result, the Company recognized $221,333 of consulting expense in 1997 related to the issuance of the common stock options. All of the options were exercised in 1998.

On November 21, 1997, the Company entered into a five-year employment agreement with its CEO. As part of the employment agreement, the Company granted options to the CEO to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted common stock. The options are subject to the following vesting conditions which were amended on January 21, 2000 at the exercise prices set forth:

                                                                Exercise
    Number                                                      price per
  of shares             Vesting Conditions                        share
------------    -----------------------------------------      -----------
    500,000     Currently vested                               $     1.00
    500,000     Obtaining $5,500,000 additional equity
                 capital                                       $     1.50
    500,000     Financing  and  executing  a  definitive
                 space  launch agreement                       $     2.00
    500,000     Launching of first lunar or deep-space
                 mission                                       $     2.50
    500,000     Successful  completion  of first  lunar
                 or  deep-space mission                        $     3.00
============                                                   ===========

All options expire 60 months from date of amendment.

In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation in 1997. The options are subject to vesting conditions and have exercise prices between $1.00 and $3.00 per share.

During 1998, the Company granted options to three key employees to purchase up to 300,000 shares of restricted common stock with exercise prices between $1.00 and $3.50 per share.

                                                                 Exercise
    Number                                                       price per
  of shares             Vesting Conditions                        share
------------    -----------------------------------------      -------------
   60,000       Successful completion of the first space
                 craft                                         $       1.00
   60,000       Upon ISS generating $750,000 in pre-tax
                 profits                                       $       1.50
   60,000       Upon launch of the first space craft           $       2.00
   60,000       Upon rendezvous of space craft with
                 NEAP target                                   $       2.50
   60,000       Upon reaching 17% profit for two years         $       3.00
============                                                   =============

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(d) STOCK OPTIONS, CONT'D

All options expire 60 months from the date of issuance.

Subsequent to December 31, 1999, as part of separation agreements with these three individuals, all of these options were canceled.

On November 1, 1999, the Company (through ISS) entered into an employment agreement with its Chief Financial Officer (the "CFO"). The agreement automatically renews for one-year periods until terminated by written notice of either the Company or the CFO. In addition to annual salary levels, the agreement allows the CFO to participate in the Company's Incentive Stock Option Plan (the "ISO Plan") and qualify for stock option bonuses based on certain events occurring.

Under the terms of the employment agreement with ISS, the Company, as the parent corporation, agreed to grant stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement. These options began vesting three months after the date of grant. On February 1, 2000, the Company issued options to purchase an additional 250,000 shares of common stock at a per share price of $1.44 (the then fair market value) pursuant to the agreement. The CFO will receive additional options to purchase 500,000 stock options shares at a rate of 250,000 per quarter during the remainder of his first year of employment with ISS. Additionally, the Company agreed to issue non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. All options will be exercisable at the fair market value of the common stock on the date the option was granted.

          The following summarizes stock option activity related to all of the option plans:

                                                                    Weighted
                                                    Options          Average
                                                 Outstanding    Exercise Prices
          ------------------------------       ---------------  ---------------
          Balance at January 1, 1998                3,073,150            $1.64
               Granted                                800,000            $1.88
               Exercised                             (573,150)           $0.07
               Expired                               (100,000)           $1.50
          -----------------------------        --------------   ---------------

          Balance at December 31, 1998              3,200,000            $1.98
               Granted                                452,222            $1.34
               Exercised                                    -                -
               Expired                               (400,000)           $1.50
          -----------------------------        ---------------  ---------------

          Balance at December 31, 1999              3,252,222            $1.95
          -----------------------------        ---------------  ---------------

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d) STOCK OPTIONS, CONT'D

The weighted average fair value of options granted to employees under the plan during 1999 and 1998 was $1.34 and $1.88, respectively. At December 31, 1999 and 1998, there were 500,000 options exercisable at a weighted average exercise price of $1.29 per share. The weighted average remaining life of outstanding options under the plan at December 31, 1999 was 3.31 years.

          There were 500,000 exercisable options outstanding at both December 31, 1999 and 1998.

                            Weighted-Average
                                Remaining                      Weighted-Average
 Range of     Number of     Contractual Life      Number of      Exercisable
 Exercise      Shares          of Shares            Shares          Price
  Price      Outstanding       Outstanding       Exercisable
-----------  ------------  -------------------  -------------  ----------------
$1.00-1.99     1,510,000       3.64 years            500,000             $1.29
$2.00-2.99     1,122,222       3.11 years                  -             $2.25
$3.00-3.50       620,000       3.19 years                  -             $3.05
-----------  ------------  -------------------  -------------  ----------------
$1.34          3,252,222       3.31 years            500,000             $1.95
===========  ============  ===================  =============  ================

As of December 31, 1999, the Company had warrants outstanding that allow the holder to purchase up to 25,000 shares of common stock at $0.88 per share and 25,000 at $0.94 per share. The warrants may be exercised any time within five years of issuance.

The Company has elected to account for its stock-based compensation plans under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 1999 and 1998 using the minimum value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at date of grant, the expected volatility, the expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 5.4 percent to 6.0 percent; expected volatility of 118% and the dividend yield was assumed to be zero, and the expected life of the options was assumed to be three to five years based on the average vesting period of options granted.

          If the Company had accounted for these options in accordance with SFAS 123, the total value of options granted during 1999 and 1998 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have been as follows:

          YEARS ENDED DECEMBER 31,                        1999           1998
          -------------------------                   ------------  ------------
          Net loss:
           As reported                                $(4,119,648)  $(1,909,642)
           Pro forma                                  $(4,119,648)  $(1,909,642)
                                                      ------------  ------------
          Loss per share                              $      (.39)  $      (.47)
                                                      ============  ============

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

9.  COMMITMENTS AND CONTINGENCIES

    CAPITAL LEASES

          The Company leases certain equipment under non-cancelable capital leases, which are included in fixed assets as follows:

          DECEMBER 31,                                    1999          1998
          ------------                                ------------  ------------
          Computer equipment                          $    68,197   $    39,000
          Less accumulated depreciation                   (34,572)      (29,000)
                                                      ------------  ------------
                                                      $    33,625   $    10,000
                                                      ============  ============

          Future minimum lease payments are as follows:

          YEAR ENDING DECEMBER 31,
          ------------------------
                    2000                                            $    14,649
                    2001                                                 12,541
                    2002                                                  8,777
                                                                    ------------
          Total minimum lease payments                                   35,967
          Amount representing interest                                  (6,860)
                                                                    ------------
          Present value of minimum lease payments                   $    29,107
                                                                    ============

          Total obligation                                          $    29,107
          Less current portion                                          (11,135)
                                                                    ------------
          Long-term portion                                         $    17,972
                                                                    ============

10. CONCENTRATIONS

(a) CREDIT RISK

The Company maintains cash balances at various financial institutions primarily located in San Diego. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

(b) CUSTOMER

During 1999 and 1998, the Company had major customers that accounted for sales of approximately $1,130,000 and $1,142,000 or 23% and 55% of consolidated revenue, respectively. At December 31, 1999 and 1998, the amount receivable from these customers was approximately $0 and $122,000, respectively.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(c) CONTRACT

In November 1999, the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB) worth approximately $5 million. This contract represented 8 percent of the Company's revenue in 1999. The contract will conclude on December 31,2003. Revenues for 2000, 2001 and 2002 are expected to be approximately $2.0 million, $1.4 million and $1.1 million, respectively. The payments on the contract are made on a monthly basis according to a preset payment schedule. No profit is anticipated on this contract and excess costs will be charged to operations as incurred.

11. OPERATING SEGMENTS

The Company's operating structure included three operating segments for 1999 and 1998.

(a) SEGMENT PRODUCTS AND SERVICES

The Company has three reportable segments: Space Missions Division (SMD), ISS and SIL. The Space Missions Division is in the process of developing deep space science exploration satellites. Through December 31, 1998, this Division had no revenue with outside customers. ISS provides engineering services, launch integration services and space vehicle integration services. SIL developed low-cost satellites and satellite subsystems for use in space. The Company disposed of SIL on December 17, 1999. See Note 3(c).

          The following is a summary of operating results and assets by segment.

           FOR THE YEAR ENDED DECEMBER 31, 1999
           -------------------------------------
           (IN THOUSANDS)                 ISS       SIL       SMD      Total
           --------------------------  --------- --------- --------- ---------
           Net revenue from external
             customers                 $  1,008  $  3,787  $     83  $  4,878
           Intersegment revenues             71         -        33       104
           Depreciation and
             amortization expense          (731)   (1,044)      (86)   (1,861)
           Segment loss                $   (805) $ (2,493) $   (822) $ (4,120)
                                       ========= ========= ========= =========

           Total segment assets        $  2,787   $     -  $  2,317  $  5,104
           Less intersegment assets        (178)        -      (164)     (342)
                                       --------- --------- --------- ---------
           Net segment assets          $  2,609   $     -  $  2,153  $  4,762
                                       ========= ========= ========= =========

          FOR THE YEAR ENDED DECEMBER 31, 1999
          -------------------------------------
          (IN THOUSANDS)                  ISS       SIL       SMD      Total
          ---------------------------  --------- --------- --------- ---------
          Geographic Information:
           Revenue
            United States              $  1,008  $      -  $     83  $  1,091
            Europe                            -     3,787         -     3,787
                                       --------- --------- --------- ---------
                                       $  1,008  $  3,787  $     83  $  4,878
                                       ========= ========= ========= =========

           Long-lived Assets
          ---------------------------
            United States              $  2,111  $      -  $  2,177  $  4,288
            Europe                            -         -         -         -
                                       --------- --------- --------- ---------
                                       $  2,111  $      -  $  2,177  $  4,288
                                       ========= ========= ========= =========

          FOR THE YEAR ENDED DECEMBER 31, 1999
          -------------------------------------
          (IN THOUSANDS)                  ISS       SIL       SMD      Total
          ---------------------------  --------- --------- --------- ---------
          Net revenue from external
           customers                   $  1,340  $    753  $      -  $  2,093
          Intersegment revenues             198         -         -       198
          Depreciation and
           amortization expense            (679)     (258)       (4)     (941)
          Segment profit (loss)        $   (595) $   (171) $ (1,144) $ (1,910)
                                       ========= ========= ========= =========

          Total segment assets         $  3,778  $  4,689  $  1,631  $ 10,098
          Less intersegment assets         (273)        -       (80)     (353)
                                       --------- --------- --------- ---------
          Net segment assets           $  3,505  $  4,689  $  1,551  $  9,745
                                       ========= ========= ========= =========

          FOR THE YEAR ENDED DECEMBER 31, 1999
          -------------------------------------
          (IN THOUSANDS)                  ISS       SIL       SMD      Total
          ---------------------------  --------- --------- --------- ---------
          Geographic Information:
           Revenue
            United States              $  1,340  $      -  $      -  $  1,340
            Europe                            -       753         -       753
                                       --------- --------- --------- ---------
                                       $  1,340  $    753  $      -  $  2,093
                                       ========= ========= ========= =========

           Long-lived Assets
          ---------------------------
            United States              $  2,922  $      -  $  1,860  $  4,782
            Europe                            -     3,173         -     3,173
                                       --------- --------- --------- ---------
                                       $  2,922  $  3,173  $  1,860  $  7,955
                                       ========= ========= ========= =========

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) METHOD OF DETERMINING SEGMENT PROFIT OR LOSS

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment profit or loss includes substantially all of the segment's costs of production, distribution and administration. The Company manages income taxes on a global basis. Thus, management evaluates segment performance based on profit or loss before income taxes, exclusive of any significant gains or losses on the disposition of investments or other assets. The Company typically manages and evaluates equity investments and related income or loss on a segment level.

12. SETTLEMENT WITH U.S. SECURITIES AND EXCHANGE COMMISSION

In August 1998, the U.S. Securities and Exchange Commission (SEC) alleged that the Company and its chairman made statements on the Internet regarding revenue and earnings estimates without a reasonable basis and also misrepresented a financing agreement it had with a broker-dealer.

During April 1999, the Company and its chairman agreed to settle the SEC's charges. Neither party paid any fines. Under the settlement, the Company and its chairman neither admitted nor denied wrongdoing. The Company and its chairman agreed to be subject to stiffer sanctions for any future violations.

13. SUBSEQUENT EVENT

On February 4, 2000, the Company entered into an employment agreement with its President and Chief Operating Officer. The agreement automatically renews for one-year periods until terminated by written notice of either the employee or the Company. This agreement provides for compensation of salary and options to the President. The agreement also prohibits the President from competing with the Company for one year after termination of employment. Pursuant to that agreement, the President will receive 50,000 shares of restricted common stock and options to purchase an additional 50,000 shares of common stock upon successful completion of his first year of employment.

On February 5, 2000, the Company negotiated Separation and Release Agreements with its then Chief Operating Officer of ISS, and an employee of ISS, with whom ISS had employment agreements binding these individuals to ISS and the Company. Pursuant to the Separation and Release Agreement with the ISS employee, the Company has agreed to pay a total of $70,000 base salary for the period from January 29, 2000 to February 11, 2000. This employee has agreed to be available to the Company for a period of six months from the date of the agreement.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


13. SUBSEQUENT EVENT, CONT'D

Pursuant to the Separation and Release Agreement with the former COO, the Company has agreed to pay a promissory note in six monthly installments, for a total of $70,000 and to pay his base salary of $90,000 for the period from January 29, 2000 to February 11, 2000. He has agreed to make himself available for meetings, introductions, review sessions, strategy meetings and to otherwise assist the Company and ISS for a period of six months. All other claims of the former employee have been released, including claims to back-salary of approximately $47,000 and authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

In February and March 2000, the Company renegotiated employment agreements with three key employees. The changes associated with these agreements were to change the vesting schedule for outstanding options and salary limits for future years. This change is not anticipated to have a material impact on the financial condition and results of operations of the Company. Claims to back-salary of approximately $13,000 to one of these employees was settled for 10,000 shares of restricted common stock to be issued on April 28, 2000.

14. SUBSEQUENT EVENTS (UNAUDITED)

In April 2000, the Company entered a Separation and Release Agreement with a former employee under an employment contract. As a result, the Company will incur an early termination penalty equal to $60,000 to be paid in monthly installments plus 5,000 shares of restricted common stock. All other claims of the former employee have been released, including authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

Effective April 6, 2000, the Company began trading on the NQB Electronic Quotation System. When the NASD receives notice from the SEC that the SEC has no further comments with respect to the Company's Registration Statement, it is anticipated that the Company will return to the Over-The-Counter Bulletin Board exchange.

                                 SPACEDEV, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                                       SPACE INNOVATIONS LIMITED

                                                  DIRECTORS' REPORT AND ACCOUNTS

                                                     YEAR ENDED 31 DECEMBER 1998

                           Company Registration No. 03193413 (England and Wales)

SPACE INNOVATIONS LIMITED

COMPANY INFORMATION
--------------------------------------------------------------------------------


     DIRECTORS                                                          A K Ward
                                                                     J L Culhane
                                                                    J E Holloway
                                                            A J Barrington Brown
                                                                    D R Brindley
                                                                      J Anzalchi
                                                                      H K K Ngan
                                                                       T W Brown

     SECRETARY                                                      J E Holloway

     COMPANY NUMBER                                                     03193413

     REGISTERED OFFICE                                             3 The Paddock
                                                                  Hambridge Road
                                                                         Newbury
                                                                           Berks
                                                                        RG14 5TQ

     AUDITORS                                                   BDO Stoy Hayward
                                                                         Reading

     BANKERS                                                         Lloyds Bank
                                                                         Newbury

     SOLICITORS                                                      Bird & Bird
                                                                          London

SPACE INNOVATIONS LIMITED

CONTENTS
--------------------------------------------------------------------------------

     DIRECTORS' REPORT.........................................................1

     AUDITORS' REPORT..........................................................4

     PROFIT AND LOSS ACCOUNT...................................................5

     BALANCE SHEET.............................................................6

     CASH FLOW STATEMENT.......................................................7

     NOTES TO THE ACCOUNTS.....................................................8

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

The directors present their report and accounts for the year ended 31 December 1998.

DIRECTORS
The following directors have held office since 1 January 1998:

A K Ward
J L Culhane
J E  Holloway
A J Barrington Brown
D R Brindley
J Anzalchi
H K K Ngan
T W Brown                               (Appointed 1 October 1998)

DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those accounts, the directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS
The principal activities of the company in the period under review included the research, design and development of space related hardware and software, and the manufacture, test and supply of associated systems and products.

Following the recommendation of the Board, there was a unanimous decision by the shareholders to accept the offer for the purchase of the company from SpaceDev Inc. a company incorporated in the state of Colorado, USA. The sale was completed on 1 October 1998 and at that date the Company became a wholly owned subsidiary of SpaceDev, but remains a United Kingdom registered Company operating as an autonomous organisation.

Due to the potential for rapid growth foreseen for the immediate future, the acquisition by SpaceDev has given added strength to the Company and its product development. The high level of research and development costs expended through the year from (pound)86,124 in 1997 to (pound)226,609 for 1998 has resulted in considerable added value to products that support the planned growth. The Balance Sheet naturally reflects these costs although to a lesser extent than the monies actually expended on the additional research and development.

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------

It is now hoped that a rapid expansion amounting to more than an 80% increase in sales turnover will be achieved next year. This is based on the finalisation of a contract for the purchase of a MicroSIL (small satellite) platform for the FedSat Australian satellite where work has already started under a limit-of-liability arrangement and the success of sales in the RF and digital communications sub-system areas in particular. As an affiliate of SpaceDev the Company's sales opportunities in the USA have dramatically improved. Past experience has shown that United States customers make excellent working partners and the USA represents a large potential market for the company's products.

Following the continuing successful operation in-orbit of several of the Company's subsystems, including most recently the on-board S-band transponders on the Danish Orsted satellite launched in February, 1999 a growing measure of credibility has been achieved within the Space industry. This will substantially enhance the Company's ability to promote sales in future years.

A satellite communications ground station has been delivered and installed on site in Morocco during 1998. Although this has been a high cost development, a significant number of resulting future sales are expected.

The Company also continued to lead and manage one of the UK Government's (DTI) Sector Challenge programme for innovations within the UK small satellite arena involving a group of space SMEs.

A number of management changes have been implemented during the year in order to put expertise within the Company to its most effective use and to achieve the success and expansion which is now planned and expected as a part of SpaceDev both in Europe and in the USA.

Year 2000

The directors are aware of the potential problems associated with the "Millennium Bug" and have given the issue due consideration. The company has considerable in-house expertise in the IT area and these experts have been charged with ensuring that all of the company's computer systems are not going to be adversely affected by the year 2000 date change problem.

Although no organisation can guarantee that no year 2000 problems will arise, the directors are satisfied that all necessary steps are being taken to ensure that there will not be any significant problems arising from this cause.

The directors an unable to quantify the cost of any potential modifications that may be necessary, but where new equipment is required the expenditure will be capitalised in accordance with the company's accounting policy. Other expenditure will be expensed when incurred.

RESULTS AND DIVIDENDS
The results for the year are set out on page 5.

The directors are unable to recommend payment of a dividend for the year.

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

DIRECTORS' INTERESTS
The directors' beneficial interests in the shares of the company were as stated below:

                                                ORDINARY SHARES OF (POUND)1 EACH
                               31 DECEMBER 1998                  1 JANUARY 1998
A K Ward                                      -                          10,000
J L Culhane                                   -                          10,000
J E Holloway                                  -                           3,000
A J Barrington Brown                          -                          10,000
D R Brindley                                  -                          10,000
J Anzalchi                                    -                          10,000
H K K Ngan                                    -                          10,000
T W Brown                                     -                               -


PARENT COMPANY
With effect from 1 October 1998, SpaceDev Inc, a company incorporated in the state of Colorado, USA, is considered to be the company's ultimate parent company.

AUDITORS
On 1 March 1999 the auditors, Moores Rowland, merged their practice with that of BDO Stoy Hayward and are now practising under that name. A resolution will be proposed at the annual general meeting that BDO Stoy Hayward be re-appointed as the auditors to the company for the ensuing year.

On behalf of the board

/s/ J E Holloway

J E Holloway
Director
10 June 1999

SPACE INNOVATIONS LIMITED

AUDITORS' REPORT
TO THE SHAREHOLDERS OF SPACE INNOVATIONS LIMITED
--------------------------------------------------------------------------------

We have audited the accounts pages 5 to 19.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As described in the directors' report the company's directors are responsible for the preparation of accounts. It is our responsibility as auditors to form an independent opinion, based an our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts an free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

OPINION
In our opinion the accounts give a true and fair view of the state of the company's affairs as at 31 December 1998 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


/s/ BDO Stoy Hayward

BDO STOY HAYWARD

Chartered Accountants
Registered Auditors
Reading


21 June 1999
                                      F-42


SPACE INNOVATIONS LIMITED

PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                                    1998                      1997
                                               Notes                             (pound)                   (pound)

Turnover                                         2                             1,361,309                 1,347,991

Cost of sales                                                                   (600,532)                 (601,883)
                                                                            -------------             -------------
Gross profit                                                                     760,777                   746,108

Administrative expenses                                                         (871,144)                 (734,245)
Research and development costs                                                  (226,609)                  (86,124)
Other operating income                                                           120,859                         -
                                                                            -------------             -------------

Operating Loss                                   3                              (216,117)                  (74,261)

Interest payable and similar charges             4                               (19,555)                   (6,300)
                                                                            -------------             -------------

Loss on ordinary activities before
taxation                                                                        (235,672)                  (80,561)

Tax on loss on ordinary activities               7                                     -                         -
                                                                            -------------             -------------

Loss on ordinary activities after
taxation                                        16                              (235,672)                  (80,561)
                                                                            =============             =============

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

SPACE INNOVATIONS LIMITED

BALANCE SHEET
AS OF 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                           1998                               1997
                                          Notes     (pound)              (pound)          (pound)           (pound)

Fixed assets
Intangible assets                           8                                  -                              9,447
Tangible assets                             9                            150,344                            138,508
                                                                      -----------                        -----------
                                                                         150,344                            147,955

Current assets
Stocks                                     10         99,646                               47,109
Debtors                                    11        810,272                              598,822
Cash at bank and in hand                               4,102                               16,719
                                                  -----------                          -----------
                                                     914,020                              662,650

Creditors: amounts falling due
within one year                            12     (1,061,369)                            (726,130)
                                                  -----------                          -----------

Net current liabilities                                                 (147,349)                           (63,480)
                                                                      -----------                        -----------

Total assets less current liabilities                                      2,995                             84,475

Creditors: amounts falling due after
more than one year                         13                            (17,092)                           (52,527)

Provisions for liabilities and charges     14                            (33,001)                                 -
                                                                      -----------                        -----------
                                                                         (47,098)                            31,948
                                                                      ===========                        ===========

Capital and reserves
Called up share capital                    15                             82,000                             82,000
Capital contributions                      21                            156,626                                  -
Share premium account                      16                             30,000                             30,000
Profit and loss account                    16                           (315,724)                           (80,052)
                                                                      -----------                        -----------
Shareholders' funds - equity interests     17                            (47,098)                            31,948
                                                                      ===========                        ===========

The accounts were approved by the Board on 10 June 1999


DR Brindley                               JE Holloway
Director                                  Director


SPACE INNOVATIONS LIMITED

CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                            1998                               1997
                                          Notes                           (pound)                            (pound)

Net case outflow from operating
activities                                 18                           (390,684)                            (2,619)

Returns on investments and
servicing of finance
interest paid                                        (19,555)                              (6,300)
                                                  -----------                          -----------
Net cash outflow for returns on
investments and servicing of finance                                     (19,555)                            (6,300)


CAPITAL EXPENDITURE
Payments to acquire tangible assets                  (52,654)                             (37,951)
                                                  -----------                          -----------
Net cash outflow for capital
expenditure                                                              (52,654)                           (37,951)
                                                                      -----------                        -----------

Net cash outflow before
management of liquid resources
and financing                                                           (462,893)                           (46,870)

FINANCING
Capital contributions                                156,626                                    -
Other new short term loans                            94,568                               40,000
Repayment of other short term loans                  (72,429)                             (33,333)
Capital element of hire purchase contracts           (16,243)                              (4,051)
                                                  -----------                          -----------

Net cash inflow from financing                                           162,522                              2,616
                                                                      -----------                        -----------

Decrease in cash in the year               20                           (300,371)                           (44,254)
                                                                      ===========                        ===========

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

1.   ACCOUNTING POLICIES

1.1  ACCOUNTING CONVENTION
     The accounts are prepared under the historical cost convention.

1.2  TURNOVER
     Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.3  GOODWILL
     The goodwill arising on the acquisition of the business, being the amount paid in respect of contracts which had not commenced at 30 May 1996, has been capitalized and is amortised through the profit and loss account over a period of three years, estimated by the directors to be the period during which profits will arise from these contracts. Where the carrying value of the goodwill is considered to be impaired, it has been written down to its recoverable amount.

1.4  TANGIBLE FIXED ASSETS AND DEPRECIATION
     Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

     Leasehold improvements                          20% straight line basis
     Plant and equipment                             20% straight line basis
     Fixtures and fittings                           20% straight line basis
     Motor vehicles                                  33% straight line basis

1.5  LEASING AND HIRE PURCHASE COMMITMENTS
     Assets obtained under hire purchase contracts and finance leases are capitalised as tangible assets and depreciated over the shorter of the lease term and their useful lives. Obligations under such agreements are included in creditors not of the finance charge allocated to future periods. The finance element of the rental payment is charged to the profit and loss account so as to produce a constant periodic rate of charge on the net obligation outstanding in each period.

     Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.6  STOCK
     Stocks are valued at the lower of cost, including appropriate overhead expenses, and net realisable value.

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

1.7  LONG TERM CONTRACTS
     Long term contracts are stated at total costs incurred, net of amounts transferred to the profit and loss account in respect of work carried out to date after deducting foreseeable losses if applicable and payments on account.

     Amounts recoverable on contracts are included in debtors, net of progress payments received and receivable.

     Payments made in excess of amounts (i) matched with turnover, (ii) offset against long term contract balances are classified as payments on account and disclosed under: Creditors: Amounts Failing Due Within One Year.

     Turnover and attributable profit have been calculated by reference to the percentage completion of the job at the balance sheet date.

1.8  PENSIONS
     The pension costs charged in the account represent the contributions payable by the company during the year in accordance with SSAP 24.

1.9  FOREIGN CURRENCY TRANSLATION
     Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Differences arising are dealt with in the profit and loss account.

1.10 RESEARCH AND DEVELOPMENT
     Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

1.11 CONTINGENCIES AND WARRANTIES
     Expenditure associated with contingencies or warranties on contracts is written off to the profit and loss account in the year in which it is incurred.

1.12 GOVERNMENT GRANTS
     Government grants in respect of research and development activities are credited to the profit and loss account as the related expenditure is incurred.

2    TURNOVER

     GEOGRAPHICAL MARKET                                  TURNOVER
                                                  1998                    1997
                                               (pound)                  (pound)
     United Kingdom                            130,632                  32,004
     Europe                                    734,095                 471,853
     Rest of the World                         496,582                 844,134
                                            ----------              ----------
                                             1,361,309               1,347,991
                                            ==========              ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------
3    OPERATING LOSS                                                                   1998                  1997
                                                                                   (pound)                (pound)
     Operating loss is stated after charging:
     Amortisation of intangible assets                                               9,447                 6,667
     Depreciation of tangible assets                                                40,818                27,340
     Operating lease rentals
     - Plant and machinery                                                           7,596                 6,240
     - Other assets                                                                 52,589                52,589
     Auditors' remuneration                                                         16,500                 7,500
     Loss on exchange                                                                    -                 6,572

     and after crediting:
     Government grants                                                             120,859                     -
     Profit on exchange                                                              4,834                     -
                                                                                 ==========            ==========


4    INTEREST PAYABLE AND SIMILAR CHARGES                                             1998                  1997
                                                                                   (pound)               (pound)

     On bank loans and overdrafts                                                   14,881                 5,551
     Hire purchase interest                                                          2,674                   749
     On overdue tax                                                                  2,000                     -
                                                                                 ----------            ----------
                                                                                    19,555                 6,300
                                                                                 ==========            ==========


5        EMPLOYEES

     NUMBER OF EMPLOYEES
     The average monthly number of employees (including directors) during the year was:
                                                                                      1998                  1997
                                                                                     Number                Number

     Production and sales                                                               23                    23
     Administration                                                                     11                    10
                                                                                   -------               -------
                                                                                        34                    33
                                                                                   =======               =======

     EMPLOYMENT COSTS
                                                                                   (pound)               (pound)

     Wages and salaries                                                            928,822               744,039
     Social security costs                                                          93,072                73,897
     Other pension costs                                                            19,621                23,283
                                                                                 ----------            ----------
                                                                                 1,041,515               841,219
                                                                                 ==========            ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

6    DIRECTORS' EMOLUMENTS                                                            1998                  1997
                                                                                   (pound)               (pound)

     Emoluments for qualifying services                                            236,441               221,107
     Company pension contributions to money purchase schemes                         4,112                 4,113
                                                                                 ----------            ----------
                                                                                   240,553               225,220
                                                                                 ==========            ==========

     Emoluments disclosed above include the following amounts paid to the highest paid director:

     Emoluments for qualifying services                                             54,371                56,482
                                                                                 ==========            ==========

     During the year three (1997: three) directors were accruing benefits under the company's money purchase pension scheme.

     In addition to the pension contributions disclosed above, amounts totaling (pound)5,150 (1997: (pound)4,360) have been charged to the profit and loss account in respect of a scheme to be set up for the directors of the company.

7    TAXATION

     No liability to UK Corporation Tax arises on the results for the year (1997: (pound)Nil). The company has tax losses available to offset against future chargeable profits.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

8        INTANGIBLE FIXED ASSETS
                                                                     PATENTS AND         GOODWILL            TOTAL
                                                                     TRADE MARKS
                                                                          (pound)         (pound)          (pound)
     Cost
     At 1 January 1998 & at 31 December 1998                                   2           20,001           20,003
                                                                       ----------       ----------       ----------
     Amortisation
     At 1 January 1998                                                         -           10,556           10,556
     Charge for year                                                           2            9,445            9,447
                                                                       ----------       ----------       ----------
     At 31 December 1998                                                       2           20,001           20,003
                                                                       ----------       ----------       ----------
     Net book value
     At 31 December 1998                                                       -                -                -
                                                                       ==========       ==========       ==========
     At 31 December 1997                                                       2            9,445            9,447
                                                                       ==========       ==========       ==========

     Goodwill represents the amount paid for contracts which had not commenced at the date of the acquisition of the business. This is being amortised over a period of three years which is the directors' estimate of the period during which profits will arise from these contracts. Where the carrying value of the goodwill is considered to be impaired, it has been written down to its recoverable amount.

     The goodwill amortisation charge for the year includes impairment losses recognized amounting to (pound)2,778. The cumulative amount of impairment losses recognized at 31 December 1998 in respect of goodwill amounted to (pound)2,778.

     The patents and trade marks amortisation charge for the year represents impairment losses recognized amounting to (pound)2. The cumulative amount of impairment losses recognized at 31 December 1998 in respect of patents and trade marks amounted to (pound)2.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

9        INTANGIBLE FIXED ASSETS
                                   LEASEHOLD         PLANT AND      FIXTURES AND            MOTOR            TOTAL
                                IMPROVEMENTS         EQUIPMENT          FITTINGS         VEHICLES
                                     (pound)           (pound)           (pound)           (pound)          (pound)
     COST
     At 1 January 1998                 2,526            78,940            82,626           10,700          174,792
     Additions                        17,187            29,260             6,207                -           52,654
                                    ---------         ---------         ---------        ---------        ---------
     At 31 December 1998              19,713           108,200            88,833           10,700          227,446
                                    ---------         ---------         ---------        ---------        ---------
     DEPRECIATION
     At 1 January 1998                   374            18,731            11,829            5,350           36,284
     Charge for the year               2,797            17,720            16,734            3,567           40,818
                                    ---------         ---------         ---------        ---------        ---------
     At 31 December 1998               3,171            36,451            28,563            8,917           77,102
                                    ---------         ---------         ---------        ---------        ---------
     NET BOOK VALUE
     At 31 December 1998              16,542            71,749            60,270            1,783          150,344
                                    =========         =========         =========        =========        =========
     At 31 December 1997               2,152            60,209            70,797            5,350          138,508
                                    =========         =========         =========        =========        =========

     Included above are assets held under finance leases or hire purchase contracts as follows:

                                                                        FIXTURES            MOTOR            TOTAL
                                                                    AND FITTINGS         VEHICLES
                                                                         (pound)           (pound)          (pound)
     NET BOOK VALUES
     At 31 December 1998                                                  35,472            1,783           37,255
                                                                        =========        =========        =========
     At 31 December 1997                                                  45,575            5,350           50,925
                                                                        =========        =========        =========
     DEPRECIATION CHARGE FOR THE YEAR
     31 December 1998                                                      9,526            3,567           13,093
                                                                        =========        =========        =========
     31 December 1997                                                      1,716            3,567            5,283
                                                                        =========        =========        =========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

10   STOCKS                                                                                  1998            1997
                                                                                          (pound)         (pound)

     Raw materials and consumables                                                         99,646          47,109
                                                                                        ==========       =========

                                      F-52

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
------------------------------------------------------------------------------------------------------------------
11   DEBTORS                                                                                 1998            1997
                                                                                          (pound)         (pound)

     Trade debtors                                                                        347,280         139,971
     Amounts recoverable on long term contracts                                           372,891         413,209
     Other debtors                                                                         19,753          23,240
     Prepayments and accrued income                                                        70,348          22,402
                                                                                        ----------       ---------
                                                                                          810,272         598,822
                                                                                        ==========       =========


12   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                          1998            1997
                                                                                          (pound)         (pound)

     Bank loans and overdrafts                                                            318,298          33,333
     Payments received on account                                                         264,970         342,349
     Net obligations under finance lease and hire purchase contracts                       17,485          20,516
     Trade creditors                                                                      194,107         132,194
     Taxes and social security costs                                                      136,110         137,397
     Directors' current accounts                                                           47,151               -
     Other creditors                                                                        7,749          22,268
     Accruals and deferred income                                                          75,499          38,073
                                                                                        ----------      ----------
                                                                                        1,061,369         726,130
                                                                                        ==========       =========

     Debt due within one year                                                             382,934          33,333
                                                                                        ==========       =========

     The bank loan and overdraft is secured by a fixed and floating charge over the assets of the company, together with deeds of postponement in respect of directors loans to the company. The bank loan is repayable in monthly installments of (pound)3,021 and carries an interest rate of 2.5% over the base rate.

     Obligations under finance leases and hire purchase contracts are secured upon the assets concerned.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

13   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                 1998             1997
                                                                                          (pound)          (pound)

     Bank loans                                                                                 -           22,223
     Net obligations under finance leases and hire purchase agreements                     17,092           30,304
                                                                                        ----------       ----------
                                                                                           17,092           52,527
                                                                                        ==========       ==========

     ANALYSIS OF LOSES
     Wholly repayable within five years                                                    30,544           55,556
                                                                                        ----------       ----------
                                                                                           30,544           55,556
     Included in current liabilities                                                      (30,544)         (33,333)
                                                                                        ----------       ----------
                                                                                                -           22,223
                                                                                        ==========       ==========
     MATURITY OF DEBT
     Between one and two years                                                             16,358           39,707
     Between two and five years                                                               734           12,820
                                                                                        ==========       ==========


14   PROVISIONS FOR LIABILITIES AND CHARGES                                                         Provisions for
                                                                                                       foreseeable
                                                                                                            losses
                                                                                                           (pound)

     Profit and loss account                                                                                33,001
                                                                                                         ==========



15   SHARE CAPITAL                                                                           1998             1997
                                                                                          (pound)          (pound)
     AUTHORIZED
     100,000 Ordinary shares of (pound)1 each                                             100,000          100,000
                                                                                        ==========       ==========
     ALLOTTED, CALLED UP AND FULLY PAID
     82,000 Ordinary shares of (pound)1 each                                               82,000           82,000
                                                                                        ==========       ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

16   STATEMENT OF MOVEMENTS ON RESERVES
                                                                                            SHARE       PROFIT AND
                                                                                          PREMIUM     LOSS ACCOUNT
                                                                                          ACCOUNT
                                                                                          (pound)          (pound)

     Balance at 1 January 1998                                                             30,000          (80,052)
     Retained loss for the year                                                                 -         (235,672)
                                                                                        ----------       ----------
                                                                                           30,000         (315,724)
                                                                                        ==========       ==========

17   RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS                                      1998             1997
                                                                                           (pound)          (pound)

     Loss for the financial year                                                         (235,672)         (80,561)
     Capital contributions                                                                156,626                -
                                                                                        ----------       ----------
     Net depletion in shareholders' funds                                                 (79,046)         (80,561)
     Opening shareholders' funds                                                           31,948          112,509
                                                                                        ----------       ----------
     Closing shareholders' funds                                                          (47,098)          31,948
                                                                                        ==========       ==========


18   RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW
     FROM OPERATING ACTIVITIES                                                               1998             1997
                                                                                          (pound)          (pound)

     Operating loss                                                                      (216,117)         (74,261)
     Depreciation of tangible assets                                                       40,818           27,340
     Amortisation of intangible assets                                                      9,447            6,667
     Increase in stocks                                                                   (52,537)         (31,625)
     Increase in debtors                                                                 (211,450)         (78,464)
     Increase in creditors within one year                                                  6,154          147,724
     Increase in pension provision                                                         33,001                -
                                                                                        ----------       ----------
     Net cash outflow from operating activities                                          (390,684)          (2,619)
                                                                                        ==========       ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

19   ANALYSIS OF NET DEBT                                                1 January      Cash Flow      31 December
                                                                              1998                            1998
                                                                           (pound)        (pound)          (pound)
     NET CASH:
     Cash at bank and in hand                                               16,719        (12,617)           4,102
     Bank overdrafts                                                             -       (287,754)        (287,754)
                                                                         ----------     ----------       ----------
                                                                            16,719       (300,371)        (283,652)
                                                                         ----------     ----------       ----------
     DEBT:
     Finance leases                                                        (50,820)        16,243          (34,577)
     Debts falling due within one year                                     (33,333)       (44,362)         (77,695)
     Debts falling due after one year                                      (22,223)        22,223                -
                                                                         ----------     ----------       ----------
                                                                          (106,376)        (5,896)        (112,272)
                                                                         ----------     ----------       ----------
     NET DEBT                                                              (89,657)      (306,267)        (395,924)
                                                                         ==========     ==========       ==========


20   RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT                                 1998             1997
                                                                                          (pound)          (pound)


     Decrease in cash in the year                                                        (300,371)         (44,254)
     Cash inflow from increase in debt and lease financing                                 (5,896)          (2,616)
                                                                                        ----------       ----------
     Change in net debt resulting from cash flows                                        (306,267)         (46,870)
     New finance lease                                                                          -          (47,631)
                                                                                        ----------       ----------
     Movement in net debt in the year                                                    (306,267)         (94,501)
     Opening net (debt)/funds                                                             (89,657)           4,844
                                                                                        ----------       ----------
     Closing net debt                                                                    (395,924)         (89,657)
                                                                                        ==========       ==========


21   CAPITAL CONTRIBUTIONS

     Capital contributions represent amounts of capital provided by equity shareholders which are not represented by issued shares. The company has no obligation to transfer economic benefits to shareholders in respect of these contributions, as defined by Financial Reporting Standard Number 4.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

22   FINANCIAL COMMITMENTS

     At 31 December 1998 the company had annual commitments under non-cancellable operating leases as follows:

                                                            LAND AND BUILDINGS                       OTHER
                                                          1998              1997             1998             1997
                                                       (pound)           (pound)          (pound)          (pound)
     Expiry date:
     Within one year                                         -                 -            4,705                -
     Between two and five years                              -                 -           10,487           11,303
     In over five years                                 43,876            43,876                -                -
                                                     ----------        ----------       ----------       ----------
                                                        43,876            43,876           15,192           11,303
                                                     ==========        ==========       ==========       ==========


23   PENSION COSTS

     The company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The pension cost charge represents contributions payable by the company to the fund and amounted to (pound)19,621 (1997: (pound)23,283). Contributions totaling (pound)10,821 (1997: (pound)2,508) were payable to the fund at the year end and are included in creditors; amounts falling due within on year.

     In addition to the contributions payable to fund as described above amounts totaling (pound)5,150 (1997: (pound)4,860) have been charged to the profit and loss account in respect of a pension scheme to be set up for the directors of the company. At the year end amounts totaling (pound)12,689 (1997: (pound)7,539) had been accrued but not paid in respect of this scheme.


24   CONTROL

     The directors consider SpaceDev Inc., a company incorporated in the state of Colorado, USA, to be the company's immediate controlling party and ultimate parent company.

     J W Benson a director of SpaceDev Inc., is considered to be the company's ultimate controlling party.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

25   RELATED PARTY TRANSACTIONS

     Up until 30 September 1998 Crossnet Systems Limited was regarded as a related party by virtue of three directors/shareholders of Space
     Innovations Limited (Joan Holloway, Dennis Brindley, and Professor John
     Culhane) holding between them 52% of the issued share capital of Crossnet
     Systems Limited. Joan Holloway and Dennis Brindley are also directors of
     Crossnet Systems Limited.

     Purchases/(sales) made from/to Crossnet Systems Limited during the period to 30 September 1998 were:

                                                                                Value of
                                                                            transactions         Debtor/(creditor)
                                                                             in the year               at 31/12/98
                                                                                 (pound)                    (pound)
     Reimbursement of wages                                                            -                    (1,996)
                                                                               ==========                ==========
     Contribution to overheads                                                   (11,981)                        -
                                                                               ==========                ==========

     Purchases/(sales) made from/to Crossnet Systems Limited during 1997 were:

                                                                                Value of
                                                                            transactions         Debtor/(creditor)
                                                                             in the year               at 31/12/97
                                                                                 (pound)                    (pound)
     Reimbursement of wages                                                            -                    (3,200)
                                                                               ==========                ==========
     Contribution to overheads                                                   (22,740)                   (1,839)
                                                                               ==========                ==========

     During the year, the following directors advanced loans to the company:

                                                                          Amount of loan                   Balance
                                                                                                    Outstanding at
                                                                                                          31/12/98
                                                                                 (pound)                   (pound)
     J L Culhane                                                                  11,000                    11,000
     A J Barrington Brown                                                         10,000                     9,429
     A K Ward                                                                     10,000                     6,944
     J E Holloway                                                                  5,000                     3,889
     J Anzalchi                                                                   12,000                     8,667
     D R Brindley                                                                 10,000                     7,222

     In addition to the capital amounts above, the company reimburses directors for interest charges and premiums incurred on their loans.

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